Exhibit 99.1

Annual Information Form For the year ended December 31, 2019 Dated as of March 25, 2020 Barrick Gold Corporation 161 Bay Street, Suite 3700 Toronto, Ontario M5J 2S1

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL AND BUSINESS TERMS	4

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	10

FORWARD-LOOKING INFORMATION	12

SCIENTIFIC AND TECHNICAL INFORMATION	14

GENERAL INFORMATION	14

Organizational Structure	14

Subsidiaries	15

Areas of Interest	17

General Development of the Business	17

History	17

Significant Transactions	17

Strategy	19

Results of Operations in 2019	21

NARRATIVE DESCRIPTION OF THE BUSINESS	25

Production and Guidance	25

Reportable Operating Segments	26

Nevada Gold Mines (61.5% basis)	26

Carlin	27

Cortez	27

Turquoise Ridge	28

Other Nevada Gold Mines	28

Pueblo Viejo (60% basis)	29

Loulo-Gounkoto (80% basis)	29

Kibali (45% basis)	29

Veladero (50% basis)	30

Porgera (47.5% basis)	30

North Mara	31

Other Mines (Gold)	31

Other Mines (Copper)	32

Mineral Reserves and Mineral Resources	33

Marketing and Distribution	45

Employees and Labor Relations	46

Competition	46

Sustainability	46

- i -

Operations in Emerging Markets: Corporate Governance and Internal Controls	47

Board and Management Experience and Oversight	48

Local Presence	49

Internal Controls and Cash Management Practices	49

MATERIAL PROPERTIES	50

Cortez Property	50

Carlin Complex	56

Turquoise Ridge Complex	65

Pueblo Viejo Mine	72
Kibali Mine	79

Loulo-Gounkoto Mine Complex	86

EXPLORATION AND GROWTH PROJECTS	91

ENVIRONMENT	99

LEGAL MATTERS	103

Government Controls and Regulations	103

Legal Proceedings	108

RISK FACTORS	122

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	141

CONSOLIDATED FINANCIAL STATEMENTS	141

CAPITAL STRUCTURE	141

RATINGS	142

MARKET FOR SECURITIES	144

MATERIAL CONTRACTS	144

TRANSFER AGENTS AND REGISTRARS	146

DIVIDEND POLICY	146

DIRECTORS AND OFFICERS OF THE COMPANY	147

AUDIT & RISK COMMITTEE	153

Audit & Risk Committee Mandate	153

- ii -

Composition of the Audit & Risk Committee	153

Relevant Education and Experience	153

Participation on Other Audit Committees	154

Audit & Risk Committee Pre-Approval Policies and Procedures	154

External Auditor Service Fees	155

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	155

NON-GAAP FINANCIAL MEASURES	156

INTERESTS OF EXPERTS	182

ADDITIONAL INFORMATION	182

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE	A-1

- iii -

GLOSSARY OF TECHNICAL AND BUSINESS TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulfide mineralization into amenable oxide ore.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Class 1 - High Significance Environmental Incident

An incident that causes significant negative impacts on human health or the environment, or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

Class 2 - Medium Significance Environmental Incident

An incident that has the potential to cause negative impact on human health or the environment but is reasonably anticipated to result in only localized and short-term environmental or community impact requiring minor remediation.

Concentrate

A product from a mineral processing facility, such as gravity separation or flotation, in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Crushing

A unit operation that reduces the size of material delivered as run of mine ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break-even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, development includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: the collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process that concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne, etc.).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of an impermeable plastic liner and after applying leach solutions that dissolve and transport valuable metals for recovery in the process plant.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be back filled with supporting material.

Ma

Mega-annums (each mega-annum, one million years).

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well-established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

The presence of a target mineral in a mass of host rock.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals that can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information”.

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulfide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulfide ore by heat and air, or oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Sill Benching

A bulk mining method similar to stoping where a bench is blasted from the floor of an existing drift, but material may be mucked from an internal ramp through the bench rather than from a dedicated mucking level.

Strategic Asset

An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

Tailings

The material that remains after processing.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tier One Gold Asset

A mine with a stated life in excess of 10 years, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Tier Two Gold Asset

A mine with a stated life in excess of 10 years, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

Tons

Short tons (2,000 pounds or approximately 907 kilograms).

Tonnes

Metric tonnes (1,000 kilograms or approximately 2,205 pounds).

Underhand cut-and-fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. References to “ARS” are to Argentine pesos. References to “XOF” are to West African CFA francs. For Canadian dollars to U.S. dollars, the average exchange rate for 2019 and the exchange rate as at December 31, 2019 were one Canadian dollar per 0.75 and 0.77 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2019 and the exchange rate as at December 31, 2019 were one Australian dollar per 0.70 and 0.70 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2019 and the exchange rate as at December 31, 2019 were one U.S. dollar per 703 and 753 Chilean pesos, respectively. For Argentine pesos to U.S. dollars, the average exchange rate for 2019 and the exchange rate as at December 31, 2019 were one U.S. dollar per 48.22 and 59.89 Argentine pesos, respectively. For West African CFA francs to U.S. dollars, the average exchange rate for 2019 and the exchange rate as at December 31, 2019 were one U.S. dollar per 586 and 585 West African CFA francs, respectively.

For the year ended December 31, 2019 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2019 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) presented in this Annual Information Form have been estimated as at December 31, 2019 (unless otherwise noted) in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (see Note 4 of “Notes to the Barrick Mineral Reserves and Resources Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, as required by National Instrument 43-101.

Investors are also cautioned that while National Instrument 43-101 and subpart 1300 of SEC Regulation S-K recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” of Barrick are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under National Instrument 43-101.

Barrick mineral resources as at December 31, 2019 are reported on an inclusive basis and include all areas that form mineral reserves, while Barrick’s mineral resources as at December 31, 2018 were reported on an exclusive basis and exclude all areas that form mineral reserves. In addition, Barrick’s merger with Randgold Resources Limited (“Randgold”) closed on January 1, 2019 and accordingly, Barrick’s mineral resources as at December 31, 2018 do not reflect the combined business of Barrick and Randgold. As a result, Barrick’s mineral resource estimates for 2019 are not directly comparable to its resource estimates for 2018.

Barrick uses certain non-GAAP financial performance measures in its financial reports, including total cash costs per ounce, all-in sustaining costs per ounce, all-in costs per ounce, C1 cash costs per pound and all-in sustaining costs per pound. For a description and reconciliation of each of these measures, please see pages 63 to 85 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2019 (the “MD&A”), available electronically from SEDAR and EDGAR. See also “Non-GAAP Financial Measures” at pages 156 to 181 for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “aim”, “intend”, “continue”, “budget”, “estimate”, “guidance”, “outlook”, “forecast”, “may”, “will”, “can”, “could”, “should”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions related to the factors set forth below that, while considered reasonable by Barrick as at the date of this Annual Information Form in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity);

•	risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in additional jurisdictions;

•	risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required;

•	uncertainty as to whether some or targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate;

•

changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies, and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States, Australia, Argentina, Barbados, Chile, Côte d’Ivoire, the Dominican Republic, the Democratic Republic of the Congo (the “DRC”), Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania, Zambia or the United Kingdom or other countries in which Barrick does or may carry on business in the future;

•	failure to comply with environmental and health and safety laws and regulations;

•	timing of receipt of, or failure to comply with, necessary permits and approvals;

•	increased costs and physical risks, including extreme weather events and resource shortage, related to climate change;

•	diminishing quantities or grades of reserves;

•	changes in mineral production performance, exploitation and exploration successes;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	risks associated with working with partners in jointly controlled assets;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	risks relating to political instability in certain of the jurisdictions in which Barrick operates;

•

operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic;

•

damage to Barrick’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to Barrick’s handling of environmental matters or dealings with community groups, whether true or not;

•	the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses;

•	risks relating to disruption of supply routes which may cause delays in construction and mining activities at Barrick’s more remote properties;

•	risks associated with Barrick infrastructure, information technology systems and the implementation of Barrick’s technological initiatives;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks associated with illegal and artisanal mining;

•	risks relating to operations near communities that may regard Barrick’s operations as being detrimental to them;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	the impact of inflation;

•	adverse changes in the Company’s credit ratings;

•

risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment;

•	the speculative nature of mineral exploration and development;

•	risks related to exchange and capital controls;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean, Argentine and Dominican pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian shilling, the West African CFA and Congolese franc, and Papua New Guinean kina versus the U.S. dollar);

•

changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation and legal and administrative proceedings;

•	contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	business opportunities that may be presented to, or pursued by, the Company;

•	the Company’s ability to successfully integrate acquisitions or complete divestitures, including the Company’s ability to successfully reintegrate Acacia’s operations;

•	whether benefits expected from recent transactions are realized (including the recently completed Nevada Gold Mines and Acacia transactions);

•	employee relations, including loss of key employees;

•	availability and increased costs associated with mining inputs and labor;

•	risks related to the failure of internal controls;

•	risks related to competition in the mining industry; and

•	risks related to the impairment of the Company’s goodwill and assets.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this Annual Information Form.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities regulatory authorities and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or following review by, Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, BSc (Geol) (Honours), SME Registered Member, Resource Modeling Manager, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Executive Vice President, Exploration and Growth.

Each of Messrs. Yopps, Fiddes, Yuhasz, Bottoms, Quick, Steele and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Yopps, Fiddes, Yuhasz, Bottoms, Quick, Steele and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person has received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of any outstanding class of securities of Barrick’s associates or affiliates.

GENERAL INFORMATION

Organizational Structure

Barrick is a company governed by the Business Corporations Act (British Columbia) (“BCBCA”). Barrick resulted from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation pursuant to the Business Corporations Act (Ontario) (the “OBCA”). By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006. In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. On November 27, 2018, pursuant to a continuation application, Barrick continued from the Province of Ontario under the OBCA into the Province of British Columbia under the BCBCA. The notice of articles and articles of Barrick under the BCBCA are substantially similar to Barrick’s previous articles and by-laws. Key changes include a bifurcated approach to amendments to the articles where a special resolution is required for certain matters and an ordinary resolution is required for other matters; authorizing only one class of an unlimited number of common shares (preferred share classes are no longer authorized); and a reduction of the notice period to hold shareholder meetings following the fixing of record dates. Barrick’s registered office is located at 1600 - 925 West Georgia Street, Vancouver, British Columbia V6C 3L2. Barrick’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario M5J 2S1.

Barrick’s business is organized into operating segments for financial reporting purposes, comprising nineteen individual minesites and two projects. For the year ended December 31, 2019, Barrick’s reportable operating segments were Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara. For financial reporting purposes, the Company’s remaining operating segments that are not reportable operating segments are grouped into an “other” category and are not reported on individually. Barrick’s material properties presented in this Annual Information Form are: Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Kibali and Loulo-Gounkoto. See “Narrative Description of the Business – Reportable Operating Segments”.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 16, 2020 and their respective locations or jurisdictions of incorporation, as applicable, is set out below. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (British Columbia)
Barrick Gold (Puerto Viejo) Limited (Jersey)
53.49%[1]
Barrick Gold (Norte Abierto) Limited (Jersey)
50%
AC 406891 Ltd. (Cayman Islands)
50% Series A
50% Series B
Norte Abierto SpA (Chile)
Norte Abierto Project (Chile)
Dominicana Holdings Inc. (Barbados)
60%
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Mine (Dominican Republic)
Barrick Gold (International Holdings) Limited (Jersey)
Barrick (International (Barbados) Corp. (Barbados)
Barrick Gold (Zaldívar) Limited (Jersey)
Zaldívar Chile Inc. (Cayman Islands)
85.377%[1]
Compania Minera Zaldívar Limitada (Chile)
50%
Compania Minera Zaldívar SpA (Chile)
Zaldívar Mine (Chile)
14.623%[1]
Inversiones Barrick Conosur SpA (Chile)
85.32%[1]
Sutton Resources Ltd. (British Columbia)
Romanex International Limited (British Columbia)
43.80%[1]
15.57%
Kabanga Holdings Ltd. (Cayman Islands)
60%
Kabanga Nickel Company Limited (Tanzania)
40%
Kabanga Project (Tanzania)
Kagera Mining Company Limited (Tanzania)
60%
40%
Kagera Project (Tanzania)
Barrick Holdings Ltd. (Cayman Islands)
99.9999%[1]
Barrick Gold (Peru) 2 Limited (Jersey)
99.23%[1]
Minera Barrick Misquichilca S.A. (Peru)
Lagunas Norte Mine (Peru)
Pierina Mine[3] (Peru)
Barrick Exploraciones Argentina S.A. (Argentina)
90%[1]
Pascua-Lama Project (Chile/ Argentina)
PDG Sana (Cayman) Ltd. (Cayman Islands)
Barrick Gold (Pascua Lama) Limited (Jersey)
36.65%[1]
Barrick TZ Limited (United Kingdom)
BUK HoldCo Limited (United Kingdom)
East African Gold Mines Pty Limited (Australia)
99.99999%[1]
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
KMCL Holdings Ltd. (Cayman Islands)
99.98628%[1]
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
1816962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1051894 Ontario Inc. (Ontario)
Compania Minera San José, Inc. (Cayman Islands)
Compania Minera Nevada SpA (Chile)
Barrick International Ltd. (Ontario)
84%
TWIGA Minerals Corporation Limited (Tanzania)
Barrick Holding Co. (California)
96.36%
Argentina Gold Corp. (Canada)
96.34%[1]
Barrick Gold (Veladero) 1 Limited (Jersey)
55%[1]
Barrick Gold (Veladero) 2 Limited (Jersey)
50%
Argentina Gold (Bermuda) II Ltd. (Cayman Islands)
95.60%
Minera Andina del Sol S.R.L. (Argentina)
Veladero Mine (Argentina)
Pangea Minerals Limited (Tanzania)
5%[1]
95%[1]
Buzwagi Mine (Tanzania)
ABX Financeco Inc. (Delaware)
Barrick Gold Exploration Inc. (Delaware)
Barrick Gold Finance Inc. (Delaware)
Barrick (HMC) Mining Company (Delaware)
3.64%
Homestake Mining Company of California (California)
Barrick Gold Finance Company (Nova Scotia)
87.83%[1]
Barrick Gold Inc. (Ontario)
Hemlo Property (Canada)
Barrick North America Holding Corporation (Nevada)
Barrick Gold U.S. Inc. (California)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (Alaska)
Golden Sunlight Mines, Inc. (California)
Golden Sunlight Mines (United States)
60%[2]
Fourmile Project (United States)
38.5%[1]
Barrick Nevada Holding LLC (Delaware)
61.5%
Nevada Gold Mines LLC (Delaware)
98.9%[2]
Barrick Cortez LLC (Delaware)
60%[2]
Cortez Property (United States)
Precious Metals Recovery LLC (Nevada)
Nevada Gold Energy LLC (Delaware)
NGM Cortez LLC (Delaware)
Leeville Holdco LLC (Delaware)
Leeville Mine (United States)
Western 102 Power Plant (United States)
Lone Tree Mine (United States)
South Arturo Project (United States)
Rodeo Project (United States)
Betze-Post Mine (United States)
Turquoise Ridge Mine (United States)
Goldrush Project (United States)
Storm Mine (United States)
Carlin Property (United States)
Twin Creeks Mine (United States)
Phoenix Mine (United States)
Long Canyon Mine (United States)
Mobile Mine (United States)
Equinox Minerals Limited (Ontario)
Barrick Resources Australia Pty Limited (New South Wales)
Barrick Copper Overseas Pty Limited (Western Australia)
Barrick African Copper Pty Limited (Western Australia)
99.998%[1]
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
Barrick Middle East Pty Limited (Queensland)
50%
Ma'aden Barrick Copper Company (Saudi Arabia)
Jabal Sayid Mine (Saudi Arabia)
Barrick (PD) Australia Pty Limited (New South Wales)
50%
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)
50%
Atacama Copper Pty Limited (Victoria)
Tethyan Copper Company Pty Limited (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Barrick Gold (Holdings) Limited (Jersey)
Barrick Gold (Côte d'Ivoire) Limited (Jersey)
Barrick Gold (Gounkoto) Limited (Jersey)
New Mining Holdings Limited (BVI)
51%
30%
New Mining Côte d'Ivoire SA (Côte d'Ivoire)
89%
Societe des Mines de Tongon SA (Côte d'Ivoire)
Tongon Gold Mine (Côte d'Ivoire)
Barrick Gold (Kibali) Limited (Jersey)
Barrick Gold (SOMILO) Limited (Jersey)
Mining Investments (Jersey) Limited (Jersey)
Kibali (Jersey) Limited (Jersey)
50%
Mota (Jersey) 1 Limited (Jersey)
Moto (Jersey) 2 Limited (Jersey)
70%
20%
Kibali Goldmines SA (DRC)
Kibali Gold Mine (DRC)
50%
Morila Limited (Jersey)
80%
Societe des Mines de Morila SA (Mali)
Morila Gold Mine (Mali)
80%
Societe des Mines de Gounkoto SA (Mali)
Gounkoto Gold Mine (Mali)
90%
Societe des Mines de Loulo SA (Mali)
Loulo Gold Mine (Mali)

[1] Wholly-owned, directly or indirectly, by Barrick Gold Corporation

[2] Wholly-owned, directly or indirectly, by Nevada Gold Mines LLC

[3] In closure

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 16, 2020 is set out at the end of this “General Information” section.

General Development of the Business

History

Barrick entered the gold mining business in 1983 and is a leading international gold company. The Company has interests in operating mines or projects in Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania and Zambia. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada, which was contributed to Nevada Gold Mines (as defined below) on July 1, 2019 as part of the joint venture transaction with Newmont Corporation (“Newmont”). Since 1994, Barrick has strategically expanded beyond its North American base, including through its merger with Randgold on January 1, 2019, and now operates on five continents. See “Significant Transactions – Nevada Gold Mines LLC” and “Significant Transactions – Randgold Resources Limited”.

Significant Transactions

Randgold Resources Limited

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the DRC; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and various exploration properties. Barrick began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

In conjunction with the Merger, Barrick has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. He was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President, Chief Financial Officer of Barrick, having formerly served as Randgold’s Chief Financial Officer since 2007. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014.

In addition, Barrick is now managed by three regional Chief Operating Officers, each of whom reports to the President and Chief Executive Officer. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, Latin America and Asia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed Chief Operating Officer, North America.

Following the closing of the Merger, Barrick’s Board of Directors was reconstituted with the following nine Directors: John Thornton (Executive Chairman), Brett Harvey (Lead Independent Director), Mark

Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, and Andrew Quinn. Regrettably, on February 28, 2019, María Ignacia Benítez passed away. Barrick’s Corporate Governance & Nominating Committee initiated a search for an equally compelling and qualified female candidate to fill the vacant Board position and on August 9, 2019, the Company announced the appointment of Loreto Silva to the Board of Directors as an independent director.

The Company filed a business acquisition report on Form 51-102F4 in connection with the Merger on March 13, 2019 (the “Business Acquisition Report”). The Business Acquisition Report is on file with the SEC and Canadian provincial securities regulatory authorities.

Unless otherwise specified, information included in this Annual Information Form regarding the business of Barrick or Randgold (i) in respect of a date or period on or prior to December 31, 2018, refers to their respective businesses prior to the Merger, and (ii) in respect of a date or period on or after January 1, 2019 refers to the combined business of Barrick and Randgold following the Merger.

Nevada Gold Mines LLC

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in the State of Nevada. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. The joint venture excludes Barrick’s Fourmile project and Newmont’s Fiberline and Mike deposits. The contribution of these excluded assets into the joint venture is governed by the terms of the amended and restated limited liability company agreement for the joint venture. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines LLC (“Nevada Gold Mines”), and Barrick began consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture.

Acacia Mining plc

In 2010, Barrick created African Barrick Gold plc, a new London Stock Exchange-listed company to hold Barrick’s African gold mines, gold projects and gold exploration properties. Barrick retained a 73.9% interest in the new company. African Barrick subsequently changed its name to Acacia Mining plc (“Acacia”) and Barrick sold off a portion of its interest, reducing its ownership to 63.9%. Acacia’s operations consisted most recently of its Bulyanhulu mine, its North Mara mine and its Buzwagi mine, all located in Tanzania.

Starting in 2017, the business and operations of Acacia were materially affected by ongoing disputes with the Government of Tanzania (“GoT”). In March 2017, the GoT announced a ban on the export of metallic mineral concentrates (“Ban”) and, as a consequence, in the second half of 2017, Acacia took the decision to place the Bulyanhulu mine on reduced operations. On July 24, 2017, the Tanzania Revenue Authority delivered a series of Notices of Adjusted Assessments in relation to Bulyanhulu and Buzwagi with a total of $40 billion of alleged unpaid taxes and approximately $150 billion of penalties and interest owed, dating back to the initial establishment of the mine. In August 2017, the Tanzania Revenue Authority delivered a further series of Notices of Adjusted Assessment in relation to a legacy mine in respect of a total of $3 billion of alleged unpaid taxes, penalties and interest owed.

Barrick initiated negotiations with the GoT in an effort to help resolve these and other disputes. For additional information regarding these disputes, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes” and “Legal Matters – Legal Proceedings – Acacia Mining plc – Tanzanian Revenue Authority Assessments”.

During the course of these negotiations, the GoT stated that it would not execute final agreements for the resolution of these disputes if Acacia is one of the counterparties to the settlement agreements. In light of this, and in an effort to resolve these ongoing disputes between Acacia and the GoT, Barrick made an offer to acquire all of the outstanding Acacia shares that it did not already own. Barrick and Acacia agreed on the terms of the acquisition in July 2019, which was implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”).

On September 17, 2019, Barrick completed the share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two year period following closing. This transaction resulted in the issuance of 24,836,876 Barrick common shares or approximately 1% of Barrick’s share capital. As a result, Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

In furtherance of the aforementioned sales process, Barrick announced in February 2020 that it had entered into an agreement for the sale of a former Acacia (and now a Barrick) subsidiary, Acacia Exploration (Kenya) Ltd., which owns the West Kenya exploration project, to Shanta Gold Limited for $7 million in cash, approximately $7.5 million in Shanta shares and a 2% net smelter return royalty relating to the project.

Strategy

Barrick’s vision is to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for Barrick’s owners and partners. The Company’s strategy is to operate as business owners by attracting and developing world-class people who are informed and involved in the value chain of the business, act with integrity and are tireless in their pursuit of excellence. Barrick is focused on returns to its stakeholders by optimizing free cash flow, managing risk to create long-term value for the Company’s shareholders and partnering with host governments and communities to transform their natural resources into sustainable benefits and mutual prosperity. The Company aims to achieve this through continuously improving asset quality, pursuing operational excellence and maintaining a focus on sustainable profitability.

Asset Quality

Barrick aims to grow its portfolio through investments in Tier One Gold Assets, Tier Two Gold Assets and Strategic Assets, with an emphasis on organic growth. The Company is focusing its efforts on identifying, investing in and developing assets that meet Barrick’s investment criteria, which are: (i) with respect to tier one assets, assets with a reserve potential greater than 5 million ounces of gold expected to generate an internal rate of return (“IRR”) of at least 15% (based on Barrick’s long-term gold price assumptions); and (ii) with respect to tier two assets, assets with a reserve potential of greater than 3 million ounces of gold expected to generate an IRR of at least 20% (based on Barrick’s long-term gold price assumptions). All projects are evaluated against Barrick’s investment filters, which incorporate a broad range of financial, environmental, safety, partnership and social license to operate criteria. In addition, all major projects undergo a peer review process culminating in review by the Executive Committee to confirm that the project is broadly supported across the organization, with identified gaps substantially addressed, and that there is appropriate confidence for a development decision.

Near-term portfolio priorities include advancing projects at Nevada Gold Mines (Goldrush and Turquoise Ridge), Fourmile, as well as Pueblo Viejo. Nevada Gold Mines’ projects at Goldrush and Turquoise Ridge are in execution. The twin exploration declines at Goldrush are progressing and construction is ahead of plan at 1,296 meters as at December 31, 2019. Construction of the Third Shaft at Turquoise Ridge continues to progress according to schedule and within budget. Cortez Deep South is expected to begin initial contributions to production in 2020.

Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration and emerging discoveries that have the potential to become profitable mines. In line with Barrick’s focus on growing its exploration portfolio, the Company has also cultivated active partnerships with a number of junior exploration and development companies as the Company seeks to identify potential new core mineral districts for the Company, for instance, Japan Gold in Japan.

The Company’s brownfields exploration focus is on the Carlin Trend at Nevada Gold Mines, which will become the most active exploration area in Barrick’s portfolio, as well as Pueblo Viejo, Loulo-Gounkoto and Kibali. The Company will also invest in exploration across extensive land positions in many of the world’s most prolific gold districts.

Barrick’s portfolio also contains a number of undeveloped greenfield gold and copper deposits, providing further optionality and leverage to gold and copper prices. These include Alturas, Donlin Gold, Norte Abierto and Pascua-Lama.

For additional information regarding Barrick’s growth projects, exploration programs and new discoveries, see “Material Properties – Cortez Property”, “Material Properties – Turquoise Ridge Complex”, “Material Properties – Pueblo Viejo Mine” and “Exploration and Growth Projects”.

In addition, the Company is also focused on portfolio optimization, which includes selling non-core assets over time in a disciplined manner and maximizing the long-term value of Barrick’s strategic copper business. In 2019, the Company initiated a $1.5 billion portfolio rationalization program for non-core assets which resulted in the sale of Barrick’s 50% interest in non-operated Kalgoorlie Consolidated Gold Mines in November 2019 and the announcement in December 2019 of the disposal of Barrick and its minority partner’s combined 90% interest in the Massawa project, which closed in March 2020. These transactions have collectively generated gross proceeds of approximately $1.2 billion (including contingent consideration) and has reinforced Barrick’s strategy of maintaining a concentrated Tier One Gold Asset portfolio. For additional information regarding these transactions, see “Sustainable Profitability” below.

Operational Excellence

Barrick has implemented a flat management structure with a strong ownership culture by streamlining management and operations and holding management accountable for the businesses they manage. The Company also aims to leverage innovation and technology to drive industry-leading efficiencies, and is striving to achieve a zero harm workplace.

Sustainable Profitability

The Company is focused on building trust-based partnerships with host governments, business partners, and local communities to drive shared long-term value. Barrick is taking a disciplined approach to growth, emphasizing long-term value for all stakeholders. In so doing, the Company aims to increase returns to shareholders, driven by a focus on return on capital, internal rate of return and free cash flow.

The Company seeks to maintain a robust balance sheet, with total debt at December 31, 2019 of $5.54 billion. Since the second quarter of 2013, Barrick has reduced its total debt by approximately $10 billion.

Driving an ownership culture across the Company is another key element of Barrick’s strategy. In 2018, the Company created the Barrick Share Purchase Plan to provide a simple and accessible way for those who work at Barrick to purchase Barrick Shares, fostering a culture of ownership across the organization.

In addition to the Merger, Barrick also carried out the following initiatives in 2017, 2018, and 2019 to optimize its portfolio, strengthen its balance sheet and deliver value to all of its stakeholders:

•

On June 9, 2017, Barrick completed a transaction with Goldcorp Inc. (“Goldcorp”) (now Newmont) to form a new joint venture at the Cerro Casale project in Chile. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick and Goldcorp each holding a 50% interest in the joint operations. Goldcorp entered into a separate agreement for the acquisition of Exeter Resource Corporation, whose sole asset was the Caspiche project, located approximately 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture by Goldcorp. The joint venture is now referred to as Norte Abierto and includes the Cerro Casale and Caspiche deposits.

•

On June 30, 2017, Barrick completed the sale of 50% of its interest in the Veladero mine in Argentina to Shandong Gold Mining Co., Ltd. (“Shandong”) for cash consideration of $960 million, plus post-closing working capital adjustments of approximately $30 million received in the fourth quarter of 2017 (for total proceeds of approximately $990 million). The two companies also formed a working group to explore the joint development of the Pascua-Lama deposit, and will evaluate additional investment opportunities on the highly prospective El Indio belt on the border of Argentina and Chile.

•	In 2017, Barrick reduced its total debt by $1.51 billion, or 19%, exceeding the original 2017 debt reduction target of $1.45 billion.

•	In 2018, Barrick reduced its total debt by $685 million, or 11%.

•

In October 2018, Barrick sold its remaining interest in the Bald Mountain exploration joint venture to an affiliate of Kinross, which was formed as part of the sale of the Bald Mountain asset in January 2016. In consideration for its interest, Barrick received $15.5 million in cash and a 1.25% net smelter return royalty on the property.

•	In 2019, Barrick reduced its total debt by $202 million, or 4%.

•	On November 28, 2019, Barrick completed the sale of its 50% interest in the Kalgoorlie gold mine in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million.

•

On January 31, 2020, Barrick completed a make-whole repurchase of the outstanding $337 million of principal of the 3.85% notes due 2022, which reduced Barrick’s total debt to approximately $5.2 billion subsequent to year-end.

•

On March 4, 2020, Barrick and its Senegalese joint venture partner completed the sale of their aggregate 90% interest in the Massawa project in Senegal to Teranga Gold Corporation (“Teranga”) for total consideration of up to $430 million. The consideration consisted of an up-front payment of $380 million, comprised of 20,718,273 Teranga common shares with a value of $3.85 per share and an aggregate value of approximately $80 million at the time of the announcement, and a cash payment of approximately $300 million, plus a contingent payment of up to $50 million which is based upon the average gold price for the three year period immediately following closing. The contingent payment, which is payable three years following closing, is $25 million if the three year average gold price is greater than $1,450 and less than $1,500 per ounce; $35 million if the three year average gold price is greater than $1,500 and less than $1,600 per ounce; and $50 million if the three year average gold price exceeds $1,600 per ounce. Barrick received 92.5% of the total purchase price for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner for its minority interest. On the closing of the transaction, Barrick held approximately 11.45% of Teranga’s issued and outstanding common shares (calculated on a non-diluted basis).

Results of Operations in 2019

Total revenues in 2019 were $9.7 billion, a $2.5 billion increase, or 34%, compared to 2018, primarily due to an increase in gold sales volume and higher realized gold prices, partially offset by lower realized copper prices combined with lower copper sales volumes. In 2019, gold and copper revenues totaled $9.2 billion and $0.4 billion, respectively, with gold up 39%, compared to the prior year due to an increase in gold sales volume and higher realized gold prices, and copper down 23% compared to the prior year due to lower copper sales volume, combined with lower realized copper prices. Realized gold prices of $1,396 per ounce in 2019 were up 10% compared to the prior year, principally due to higher market prices. Realized copper prices for 2019 were $2.77 per pound, down 4% compared to the prior year due to lower market prices. For an explanation of realized price, see “Non-GAAP Financial Measures – Realized Prices”. In 2019, Barrick reported net earnings of $3,969 million including a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and a gain of $408 million resulting from the sale of Barrick’s 50% interest in Kalgoorlie. This was combined with impairment reversals at Lumwana of $947 million ($663 million net of taxes) and at Pueblo Viejo of $865 million ($277 million net of taxes and non-controlling interest), partially offset by an impairment charge at Pascua-Lama of $296 million (no tax impact). In addition to these impacts, there was a $628 million gain on the de-recognition of the deferred revenue liability relating to Barrick’s silver sale agreement with Wheaton Precious Metals Corp. and a gain of $216 million on a tax settlement at Lumwana. This compared to a net loss of $1,545 million in 2018. Adjusted net earnings were $902 million, compared to adjusted net earnings of $409 million in 2018 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings and Adjusted Net Earnings per Share”). The significant adjusting items (pre-tax and non-controlling interest effects) in 2019 include: $2,327 million in acquisition/disposition gains, mainly relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and a gain of $408 million resulting from the sale of Barrick’s 50% interest in Kalgoorlie; $1,423 million in net impairment reversals, relating to Lumwana and Pueblo Viejo, partially offset by impairments at Pascua-Lama; a $628 million gain on the de-recognition of the deferred revenue liability relating to Barrick’s silver sale agreement with Wheaton Precious Metals Corp.; and a gain of $216 million on a settlement of customs duty.

In 2019, Barrick’s gold production was 5.47 million ounces, 21% higher than 2018 gold production, with costs of sales applicable to gold of $1,005 per ounce, all-in sustaining costs of $894 per ounce and total cash costs of $671 per ounce. Barrick’s copper production in 2019 was 432 million pounds of copper, 13% higher than 2018 copper production, with cost of sales applicable to copper of $2.14 per pound, all-in sustaining costs of $2.52 per pound and C1 cash costs of $1.69 per pound. In 2018, Barrick produced 4.53 million ounces of gold, with costs of sales applicable to gold of $892 per ounce, all-in sustaining costs of $806 per ounce and total cash costs of $588 per ounce, and 383 million pounds of copper, with cost of sales applicable to copper of $2.40 per pound, all-in sustaining costs of $2.82 per pound and C1 cash costs of $1.97 per pound. “All-in sustaining costs” and “total cash costs” per ounce and “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs per ounce, total cash costs per ounce, all-in sustaining costs per pound and C1 cash costs per pound, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines for the periods indicated:

(000s ozs, attributable share)

Twelve months ended December 31[1]	2019	2018
Carlin (61.5%)[2]	968	835

Cortez (61.5%)[3]	801	1,265

Turquoise Ridge (61.5%)[4]	335	268

Phoenix (61.5%)[5]	56

Long Canyon (61.5%)[5]	58

Nevada Gold Mines LLC (61.5%)	2,218	2,368

Pueblo Viejo (60%)	590	581

Lagunas Norte[6]	107	245

Veladero (50%)	274	278
Porgera (47.5%)	284	204

Kalgoorlie (50%)	206	314

North Mara[7]	251	215

Bulyanhulu[7,10]	27	26

Buzwagi[7,10]	83	93

Hemlo	213	171

Golden Sunlight[6]	13	32

Loulo-Gounkoto(80%)[8]	572

Kibali (45%)[8]	366

Tongon (89.7%)[8]	245

Morila (40%)[6]	16
Total Attributable Gold[9]	5,465	4,527

1	Barrick’s interest is subject to royalty obligations at certain mines.
2

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Barrick’s 60% share of South Arturo) on a 61.5% basis thereafter.

3	On July 1, 2019, Cortez was contributed to Nevada Gold Mines. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.
4

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks mine and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. As a result, the amounts presented represent Barrick’s 75% interest in Turquoise Ridge up until June 30, 2019. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

5

Barrick’s interests in Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. Therefore, no comparative 2018 information has been provided for these mines.

6	In 2019, Barrick placed Golden Sunlight, Lagunas Norte and Morila into care and maintenance.
7

North Mara, Bulyanhulu and Buzwagi were formerly part of Acacia and are presented on a 63.9% basis until September 30, 2019, and on a 100% basis from October 1, 2019 onwards, reflecting the acquisition by Barrick of all of the shares of Acacia that it did not already own pursuant to the Scheme. On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT will acquire a 16% free-carried interest in North Mara, expected to be made effective as of January 1, 2020. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

8

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold, which had ownership interests in these mines: Kibali, Tongon, and Loulo-Gounkoto. Therefore, no comparative 2018 information has been provided for these mines.

9

Excludes 66,000 ounces and 85,000 ounces of gold produced by the Pierina mine in 2019 and 2018, respectively, 22,000 ounces of gold produced by the Lagunas Norte mine in 2019, 2,000 ounces of gold produced by the Golden Sunlight mine in 2019, and 52,000 ounces of gold produced by the Morila mine in 2019, in each case incidental to closure or care and maintenance activities.

10

On March 3, 2017, the Tanzanian Government announced a general ban on the export of metallic mineral concentrates. Acacia immediately ceased all exports of its gold/copper concentrate. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines for the periods indicated:

(millions of lbs)

Twelve months ended December 31[1]	2019	2018
Zaldívar (50%)	128	104

Lumwana	238	224

Jabal Sayid (50%)	66	55
Total Attributable Copper	432	383

1	Barrick’s interest is subject to royalty obligations at certain mines.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from its Zaldívar joint venture, Jabal Sayid joint venture and its Lumwana mine and holds other interests. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its operating segments and Barrick as a whole.

Production and Guidance

For the year ended December 31, 2019, Barrick produced 5.5 million ounces of gold at cost of sales applicable to gold of $1,005 per ounce, all-in sustaining costs of $894 per ounce and total cash costs of $671 per ounce. Barrick’s 2020 gold production is currently targeted at 4.8 to 5.2 million ounces, and Barrick expects average cost of sales applicable to gold of $980 to $1,030 per ounce in 2020, all-in sustaining costs of $920 to $970 per ounce and total cash costs of $650 to $700 per ounce, assuming a market gold price of $1,350/oz. However, Barrick cautions that its 2020 guidance may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19. To date, operations at the Veladero mine in Argentina have been partially restricted by a mandatory quarantine order imposed by the Argentine government. While there have been no material disruptions to Barrick’s operations as a whole, there can be no certainty that COVID-19 and the restrictive measures implemented to slow the spread of the virus will not impact Barrick’s operations in the coming weeks and months. If the operations or development at Barrick’s mines and projects are disrupted for any extended period of time, Barrick’s full-year guidance for 2020, and its longer-term guidance, could be significantly impacted. See “Forward-Looking Information” and “Risk Factors – New diseases and epidemics (such as COVID-19) may adversely impact Barrick’s business”. Setting aside the potential impact of COVID-19 (described above), the Company’s 2020 gold production is expected to be lower than 2019 given the depletion of the high-grade Cortez Hills Open Pit deposit, divestment of Kalgoorlie and the decision to place Lagunas Norte, Morila and Golden Sunlight in care and maintenance in 2019. Based on mine sequencing and planned maintenance shutdowns, Barrick expects gold production in the second half of 2020 to be slightly higher than the first half. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

For the year ended December 31, 2019, Barrick produced 432 million pounds of copper at cost of sales applicable to copper of $2.14 per pound, all-in sustaining costs of $2.52 per pound and C1 cash costs of $1.69 per pound. Subject to the potential impact of COVID-19 on Barrick’s guidance (discussed above), Barrick’s 2020 copper production is targeted at approximately 440 - 500 million pounds at expected cost of sales applicable to copper of $2.10 to $2.40 per pound, all-in sustaining costs of approximately $2.20 to $2.50 per pound and C1 cash costs of approximately $1.50 to $1.80 per pound. See “Forward-Looking Information”. “All-in sustaining costs” and “C1 cash costs” per pound are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and C1 cash costs per pound, refer to “Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

At this time, Barrick continues to expect the Company’s five-year production outlook to be maintained around five million ounces of gold per year based on its current operating asset portfolio, sustaining projects in progress and exploration and mineral resource management initiatives in execution. Cost metrics on a per ounce basis, including cost of sales, total cash costs and all-in sustaining costs per ounce are expected to decline slightly over the next five-year period from 2020. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. This indicative outlook is subject to change and, as discussed above, could be impacted by the COVID-19 pandemic and the unprecedented measures being taken to slow its spread (see “Risk Factors – New diseases and epidemics (such as COVID-19) may adversely impact Barrick’s business”). Barrick’s 10-year gold production profile is expected to remain stable and is based on the same assumptions for the initial five years. The subsequent five years is also subject to change and remains based on the Company’s current operating asset portfolio, sustaining projects in progress and exploration and mineral resource management initiatives in execution. It assumes these projects and initiatives applicable to the subsequent five year period will be developed on schedule, including Fourmile (see “Risk Factors – Production and cost estimates” and “Risk Factors – Projects”). “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Reportable Operating Segments

During 2019, Barrick’s business was organized into nineteen minesites and two projects. Barrick’s Chief Operating Decision Maker (“CODM”) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, grouping, Company and/or project level. Following completion of the Merger on January 1, 2019, Mark Bristow, as President and Chief Executive Officer, has assumed this role. For the year ended December 31, 2019, Barrick’s reportable operating segments consisted of nine individual gold mines: Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, Porgera and North Mara. Each mine and project receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as sustainability of mining operations, including exploration, production and closure.

For details regarding 2019 production for all operating segments, see “General Information – General Development of the Business”. For additional details regarding the reserves and resources held in each operating segment, see “Mineral Reserves and Mineral Resources”. See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments. Barrick’s ability to deliver on its vision, strategic objectives and operating guidance depends on the Company’s ability to understand and appropriately respond to uncertainties and risks. For a description of certain of those sources of uncertainty, relevant risk modification activities and oversight by the Company’s Board of Directors and executive officers, see pages 18 to 19 of the MD&A. For a discussion of material risks relevant to investors, see “Risk Factors”.

Nevada Gold Mines (61.5% basis)

In the first quarter of 2017, Barrick unified the management and operation of its Cortez and Goldstrike properties, which, together with the Goldrush property and the Company’s 60% interest in the South Arturo property, were referred to in 2017 through the first half of 2019 as “Barrick Nevada”. Over the past four years, these mines have benefited from increased collaboration and additional synergies, including joint production planning to optimize ore processing. By fully integrating the management of their assets, infrastructure and expertise, Barrick was able to further accelerate improvements in efficiency and productivity. As a result of these changes, in the first quarter of 2019, Barrick added the management and operation of its Turquoise Ridge property under the Barrick Nevada business unit. However, Cortez, Goldstrike and Turquoise Ridge each individually continued to be material properties for the purposes of this Annual Information Form. In connection with the establishment of Nevada Gold Mines on July 1, 2019, Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties were contributed to the joint venture. See “General Information – General Development of the Business – Significant Transactions” and “Risk Factors”.

Nevada Gold Mines LLC produced approximately 2.2 million ounces of gold at cost of sales attributable to gold of $924 per ounce, all-in sustaining costs of $828 per ounce and total cash costs of $634 per ounce in 2019, compared to approximately 2.4 million ounces of gold at cost of sales attributable to gold of $814 per ounce, all-in sustaining costs of $664 per ounce and total cash costs of $526 per ounce in 2018. This represents the combined results of Cortez, Goldstrike (including Barrick’s 60% share of South Arturo) and

Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent Barrick’s 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

Carlin

Barrick’s 61.5% interest in Carlin (a material property for the purposes of this Annual Information Form, see “Material Properties – Carlin Complex”) produced approximately 968 thousand ounces of gold at cost of sales attributable to gold of $1,004 per ounce, all-in sustaining costs of $984 per ounce and total cash costs of $746 per ounce in 2019, compared to approximately 835 thousand ounces of gold at cost of sales attributable to gold of $1,054 per ounce, all-in sustaining costs of $983 per ounce and total cash costs of $740 per ounce in 2018. Barrick is the operator of the Nevada Gold Mines joint venture, including the Carlin Complex. In 2019, cost of sales attributable to gold was positively impacted by a higher proportion of lower cost underground production in the feed mix.

The amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Barrick’s 60% share of South Arturo) on a 61.5% basis thereafter.

At Carlin, the Company expects its equity share of 2020 gold production to be in the range of 1,000 - 1,050 thousand ounces, slightly higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $920 to $970 per ounce, lower than 2019. All-in sustaining costs are expected to be $1,000 to $1,050 per ounce and total cash costs are expected to be in the range of $760 to $810 per ounce, higher than 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Cortez

Barrick’s 61.5% interest in Cortez (a material property for the purposes of this Annual Information Form, see “Material Properties – Cortez Property”) produced approximately 801 thousand ounces of gold at cost of sales attributable to gold of $762 per ounce, all-in sustaining costs of $651 per ounce and total cash costs of $515 per ounce in 2019, compared to approximately 1,265 thousand ounces of gold at cost of sales attributable to gold of $659 per ounce, all-in sustaining costs of $430 per ounce and total cash costs of $351 per ounce in 2018. Barrick is the operator of the Nevada Gold Mines joint venture, including the Cortez property. In 2019, cost of sales attributable to gold was negatively impacted by higher total cash costs per ounce offset slightly by lower depreciation expenses as mined ounce production has dropped significantly with the transition away from mining predominantly ore in the Cortez Hills Open Pit to waste stripping at Crossroads. On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

At Cortez, the Company expects its equity share of 2020 gold production to be in the range of 450 - 480 thousand ounces, lower than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $980 to $1,030 per ounce, all-in sustaining costs are expected to be $910 to $960 per ounce and total cash costs are expected to be in the range of $640 to $690 per ounce. All three measures are expected to be higher than 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Turquoise Ridge

Barrick’s 61.5% interest in Turquoise Ridge (a material property for the purposes of this Annual Information Form, see “Material Properties – Turquoise Ridge Complex”) produced approximately 335 thousand ounces of gold at cost of sales attributable to gold of $846 per ounce, all-in sustaining costs of $732 per ounce and total cash costs of $585 per ounce in 2019, compared to approximately 268 thousand ounces of gold at cost of sales attributable to gold of $783 per ounce, all-in sustaining costs of $756 per ounce, and total cash costs of $678 per ounce in 2018. Barrick is the operator of the Nevada Gold Mines joint venture, including the Turquoise Ridge Complex. In 2019, cost of sales attributable to gold was negatively impacted by an increase in depreciation resulting from the restatement of assets to fair value on the formation of Nevada Gold Mines.

Prior to July 1, 2019, Barrick owned 75% of Turquoise Ridge with its joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The results presented in this section are based on Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s 100% interest in Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now collectively referred to as Turquoise Ridge.

At Turquoise Ridge, the Company expects its equity share of 2020 gold production to be in the range of 430 - 460 thousand ounces, higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $900 to $950 per ounce, higher than 2019. All-in sustaining costs are expected to be $690 to $740 per ounce and total cash costs are expected to be in the range of $540 to $590 per ounce, in line with 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Other Nevada Gold Mines

Barrick’s 61.5% interest in Phoenix and Long Canyon were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results presented below represent Barrick’s 61.5% interest from that date forward.

Barrick’s 61.5% interest in Phoenix produced approximately 56 thousand ounces of gold at cost of sales attributable to gold of $2,093 per ounce, all-in sustaining costs of $1,282 per ounce and total cash costs of $947 per ounce in 2019.

At Phoenix, the Company expects its equity share of 2020 gold production to be in the range of 100 - 120 thousand ounces, higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $1,850 to $1,900 per ounce, all-in sustaining costs are expected to be $920 to $970 per ounce and total cash costs are expected to be in the range of $700 to $750 per ounce. All three measures are expected to be lower than 2019.

Barrick’s 61.5% interest in Long Canyon produced approximately 58 thousand ounces of gold at cost of sales attributable to gold of $1,088 per ounce, all-in sustaining costs of $681 per ounce and total cash costs of $333 per ounce in 2019.

At Long Canyon, the Company expects its equity share of 2020 gold production to be in the range of 130 - 150 thousand ounces, higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $910 to $960 per ounce, all-in sustaining costs are expected to be

$450 to $500 per ounce and total cash costs are expected to be in the range of $240 to $290 per ounce. All three measures are expected to be lower than 2019.

Barrick is the operator of the Nevada Gold Mines joint venture, including the Phoenix and Long Canyon mines. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Pueblo Viejo (60% basis)

Barrick’s 60% interest in the Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Mine”) produced approximately 590 thousand ounces of gold at cost of sales attributable to gold of $747 per ounce, all-in sustaining costs of $592 per ounce and total cash costs of $471 per ounce in 2019, compared to approximately 581 thousand ounces of gold at cost of sales attributable to gold of $750 per ounce, all-in sustaining costs of $623 per ounce and total cash costs of $465 per ounce in 2018. Barrick is the operator of the joint venture. In 2019, cost of sales attributable to gold was in line with 2018.

At Pueblo Viejo, the Company expects its equity share of 2020 gold production to be in the range of 530 - 580 thousand ounces, lower than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $840 to $890 per ounce. All-in sustaining costs are expected to be $720 to $770 per ounce and total cash costs are expected to be in the range of $520 to $570 per ounce. All three measures are expected to be higher than 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Loulo-Gounkoto (80% basis)

Barrick’s 80% interest in Loulo-Gounkoto (a material property for the purposes of this Annual Information Form, see “Material Properties – Loulo-Gounkoto Mine”) produced approximately 572 thousand ounces of gold at cost of sales attributable to gold of $1,044 per ounce, all-in sustaining costs of $886 per ounce and total cash costs of $634 per ounce in 2019, compared to approximately 528 thousand ounces of gold in 2018.

At Loulo-Gounkoto, the Company expects its equity share of 2020 gold production to be in the range of 500 - 540 thousand ounces, lower than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $1,050 to $1,100 per ounce and all-in sustaining costs are expected to be $970 to $1,020 per ounce, higher than 2019. Total cash costs are expected to be in the range of $620 to $670 per ounce in line with 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Kibali (45% basis)

Barrick’s 45% interest in Kibali (a material property for the purposes of this Annual Information Form, see “Material Properties – Kibali Mine”) produced approximately 366 thousand ounces of gold at cost of sales attributable to gold of $1,111 per ounce, all-in sustaining costs of $693 per ounce and total cash costs of $568 per ounce in 2019, compared to approximately 363 thousand ounces of gold in 2018.

At Kibali, the Company expects its equity share of 2020 gold production to be in the range of 340 - 370 thousand ounces, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $1,030 to $1,080 per ounce, lower than in 2019. All-in sustaining costs are expected to be $790 to $840 per ounce and total cash costs are expected to be in the range of $600 to $650 per ounce, higher than in 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Veladero (50% basis)

Barrick’s 50% interest in the Veladero mine produced approximately 274 thousand ounces of gold at cost of sales attributable to gold of $1,188 per ounce, all-in sustaining costs of $1,105 per ounce and total cash costs of $734 per ounce in 2019, compared to approximately 278 thousand ounces of gold at cost of sales attributable to gold of $1,112 per ounce, all-in sustaining costs of $1,154 per ounce and total cash costs of $629 per ounce in 2018. The higher cost of sales attributable to gold in 2019 was mainly due to higher export duties and royalties resulting from increased realized gold prices and the export tax announced in September 2018 by the Argentine government. This was partially offset by the devaluation of the Argentine peso, business improvement initiatives, and lower depreciation expense.

Minera Andina del Sol SRL (“MAS”) (formerly, Minera Argentina Gold SRL (“MAG”)) is the subject of a consolidated regulatory proceeding by the San Juan Provincial mining authority (the “Mining Authority”) in respect of operational incidents that occurred in March 2017 and September 2016 involving the release of gold-bearing process solution. In March 2017, the monitoring system at Veladero detected a rupture of a pipe carrying gold-bearing solution on the leach pad. All solution was contained within the operating site and no solution reached any diversion channels or watercourses. As a result of this rupture, the Government of San Juan temporarily restricted the addition of cyanide to the Veladero mine’s heap leach facility pending completion of certain remedial works. The suspension was lifted on June 15, 2017.

For more information about these matters, see “Legal Matters – Legal Proceedings – Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution” and “Legal Matters – Legal Proceedings – Veladero – March 2017 Release of Gold-bearing Process Solution”.

At Veladero, the Company expects attributable 2020 production to be in the range of 240 - 270 thousand ounces, lower than 2019 production levels. Barrick expects cost of sales attributable to gold to be in the range of $1,220 to $1,270 per ounce and all-in sustaining costs are expected to be $1,250 to $1,300 per ounce, which is higher than 2019. Total cash costs in 2020 are expected to be in the range of $670 to $720 per ounce, lower than 2019 levels. Operating costs at Veladero are also highly sensitive to local inflation and fluctuations in foreign exchange rates. The Company has assumed an average Argentine peso exchange rate of ARS 65:$1 for 2020. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

The governance, ownership and joint operation of the Veladero joint venture is governed by the terms of a shareholders’ agreement between Barrick and Shandong (the “Veladero Shareholders’ Agreement”).

Porgera (47.5% basis)

Barrick’s 47.5% interest in Porgera produced approximately 284 thousand ounces of gold at cost of sales attributable to gold of $994 per ounce, all-in sustaining costs of $1,003 per ounce and total cash costs of $838 per ounce in 2019, compared to approximately 204 thousand ounces of gold at cost of sales attributable to gold of $996 per ounce, all-in sustaining costs of $1,083 per ounce and total cash costs of $796 per ounce in 2018. In 2019, cost of sales attributable to gold remained consistent with the prior year.

At Porgera, the Company expects its equity share of 2020 gold production to be in the range of 240 - 270 thousand ounces, lower than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $890 to $940 per ounce, lower than in 2019. All-in sustaining costs are expected to be $960 to $1,010 per ounce in line with 2019, and total cash costs are expected to be in the range of $770 to $820 per ounce, lower than in 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

North Mara

North Mara produced approximately 251 thousand ounces of gold at cost of sales attributable to gold of $953 per ounce, all-in sustaining costs of $802 per ounce and total cash costs of $646 per ounce in 2019, compared to approximately 215 thousand ounces of gold at cost of sales attributable to gold of $795 per ounce, all-in sustaining costs of $830 per ounce and total cash costs of $603 per ounce in 2018. In 2019, cost of sales attributable were higher mainly due to higher stripping costs expensed and an increase in provisions for supplies obsolescence, partly offset by the build-up of ore inventory stockpiles. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. Accordingly, these results are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT will acquire a 16% free-carried interest in North Mara, expected to be made effective as of January 1, 2020. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

At North Mara, the Company expects its equity share of 2020 gold production to be in the range of 240 - 270 thousand ounces, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $750 to $800 per ounce, lower than in 2019. All-in sustaining costs are expected to be $830 to $880 per ounce, higher than in 2019 and total cash costs are expected to be in the range of $570 to $620 per ounce, lower than in 2019. “All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Other Mines (Gold)

Barrick’s 50% interest in Kalgoorlie produced approximately 206 thousand ounces of gold at cost of sales attributable to gold of $1,062 per ounce, all-in sustaining costs of $1,183 per ounce and total cash costs of $873 per ounce in 2019. Barrick’s 50% interest in Kalgoorlie was sold in the fourth quarter of 2019. For additional information on the sale of Kalgoorlie, see “General Development of the Business – Strategy”.

Hemlo produced approximately 213 thousand ounces of gold at cost of sales attributable to gold of $1,137 per ounce, all-in sustaining costs of $1,140 per ounce and total cash costs of $904 per ounce in 2019.

At Hemlo, the Company expects 2020 gold production to be in the range of 200 - 220 thousand ounces, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $960 to $1,010 per ounce, lower than in 2019. All-in sustaining costs are expected to be $1,200 to $1,250 per ounce, higher than in 2019, and total cash costs are expected to be in the range of $800 to $850 per ounce, lower than in 2019.

On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Notwithstanding the completion of the Acacia transaction on September 17, 2019, the Company consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. The results below for Buzwagi and Bulyanhulu are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT will acquire a 16% free-carried interest in Buzwagi and Bulyanhulu, expected to be made effective as of January 1, 2020. For additional information, see “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

Buzwagi produced approximately 83 thousand ounces of gold at cost of sales attributable to gold of $1,240 per ounce, all-in sustaining costs of $1,178 per ounce and total cash costs of $1,156 per ounce in 2019.

At Buzwagi, the Company expects 2020 gold production to be in the range of 80 - 100 thousand ounces, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $850 to $900 per ounce, all-in sustaining costs are expected to be $850 to $900 per ounce and total cash costs are expected to be in the range of $820 to $870 per ounce. All three measures are expected to be lower than in 2019.

Bulyanhulu produced approximately 27 thousand ounces of gold at cost of sales attributable to gold of $1,207 per ounce, all-in sustaining costs of $773 per ounce and total cash costs of $676 per ounce in 2019.

At Bulyanhulu, the Company expects 2020 gold production to be in the range of 30 - 50 thousand ounces, higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to gold to be in the range of $1,210 to $1,260 per ounce, all-in sustaining costs are expected to be $1,110 to $1,160 per ounce and total cash costs are expected to be in the range of $790 to $840 per ounce. All three measures are expected to be higher than in 2019.

“All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Other Mines (Copper)

Lumwana produced approximately 238 million pounds of copper at cost of sales attributable to copper of $2.13 per pound, all-in sustaining costs of $3.04 per pound and total cash costs of $1.79 per pound in 2019.

At Lumwana, the Company expects 2020 copper production to be in the range of 250 - 280 million pounds, higher than 2019 production levels. In 2020, Barrick expects cost of sales attributable to copper to be in the range of $2.20 to $2.40 per pound, higher than in 2019. All-in sustaining costs are expected to be $2.30 to $2.60 per pound and total cash costs are expected to be in the range of $1.50 to $1.70 per pound, lower than in 2019.

Barrick’s 50% interest in Zaldívar produced approximately 128 million pounds of copper at cost of sales attributable to copper of $2.46 per pound, all-in sustaining costs of $2.15 per pound and total cash costs of $1.77 per pound in 2019.

At Zaldívar, the Company expects its equity share of 2020 copper production to be in the range of 120 - 135 million pounds, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to copper to be in the range of $2.40 to $2.70 per pound, in line with 2019. All-in sustaining costs are expected to be $2.30 to $2.60 per pound, higher than in 2019, and total cash costs are expected to be in the range of $1.65 to $1.85 per pound, in line with 2019.

Barrick’s 50% interest in Jabal Sayid produced approximately 66 million pounds of copper at cost of sales attributable to copper of $1.53 per pound, all-in sustaining costs of $1.51 per pound and total cash costs of $1.26 per pound in 2019.

At Jabal Sayid, the Company expects its equity share of 2020 copper production to be in the range of 60 - 70 million pounds, in line with 2019 production levels. In 2020, Barrick expects cost of sales attributable to copper to be in the range of $1.75 to $2.00 per pound, higher than in 2019. All-in sustaining costs are expected to be $1.50 to $1.70 per pound, in line with 2019, and total cash costs are expected to be in the range of $1.40 to $1.60 per pound, higher than in 2019.

“All-in sustaining costs” and “total cash costs” per ounce are non-GAAP financial performance measures. For an explanation of all-in sustaining costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Mineral Reserves and Mineral Resources

As at December 31, 2019, Barrick’s total proven and probable gold reserves were 71 million ounces at an average grade of 1.68 g/t, compared to 62 million ounces at an average grade of 1.56 g/t at the end of 2018.

There were several significant changes to Barrick’s mineral reserves in 2019 compared to 2018, including the Merger, the formation of Nevada Gold Mines with Newmont, the acquisition of the minority interests in Acacia and the divestiture of Kalgoorlie, which had the net impact of adding 13.4 million ounces to attributable proven and probable mineral reserves. Successful mineral resource conversion added 5.9 million ounces to mineral reserves offsetting annual mining depletion of 6.0 million ounces. Reserve replenishment was achieved across the majority of Barrick’s tier one assets, including Kibali, Loulo-Gounkoto, Turquoise Ridge, together with Goldstrike and Leeville in the Carlin Complex.

In 2019, the principal addition to mineral reserves was through the Merger, which added 13 million ounces at an average grade of 4.0 g/t to Barrick’s attributable proven and probable reserves. The Nevada Gold Mines transaction added a further 3.2 million ounces to attributable proven and probable reserves, net of the changes in ownership. Barrick’s acquisition of the minorities’ interest in Acacia and subsequent signing of the framework agreement with the GoT, through which the GoT will acquire a 16% free-carried interest in the former Acacia sites, resulted in the addition of a further 1 million ounces in Barrick’s 84% attributable proven and probable reserves for North Mara, Bulyanhulu and Buzwagi. These additions from acquisition were partially offset by the removal of 3.7 million ounces of attributable proven and probable reserves from the divestment of Kalgoorlie.

In 2019, Barrick also added 5.9 million ounces of attributable proven and probable reserves through the conversion of mineral resources as summarized below.

The Africa and Middle East region added 2.1 million ounces, of which Loulo-Gounkoto and Kibali were the primary contributors, adding a combined 1.6 million ounces of attributable proven and probable reserves. This was principally from high-grade underground extensions at Yalea and KCD underground, as well as the addition of the Kalimva-Ikamva open pit at Kibali. Additional contributions came from an increase in the gold price assumption used to estimate mineral reserves to $1,200 per ounce (from $1,000 per ounce) for the acquired Randgold assets. Notably, proven and probable mineral reserve grades at both Loulo-Gounkoto and Kibali have stayed relatively consistent year-on-year, highlighting the quality of these tier one assets.

North America added 2.8 million ounces of attributable proven and probable reserves, principally from high-grade underground extensions in Carlin and Turquoise Ridge. As expected, the elimination of the previous toll milling agreement following the formation of Nevada Gold Mines allowed Barrick to optimize the underground cut-off grade at Turquoise Ridge and contribute to the year-on-year increase in reserves.

Supporting their potential to become tier one assets, Veladero and Porgera added a combined 1.0 million ounces of attributable proven and probable reserves. This was mainly due to the conversion of mineral resources at Veladero and underground extensions at Porgera.

The additions described above were partially offset by mining depletion of 6.0 million ounces of attributable proven and probable reserves, other losses of 4.5 million ounces, which were primarily comprised of the removal of the Phase Six pushback at Hemlo, and the reclassification of 3.8 million ounces from mineral reserves at Lagunas Norte to mineral resources, in line with Barrick’s decision to put the property on care and maintenance in 2019.

As at December 31, 2019, Barrick’s total proven and probable copper reserves increased to 13 billion pounds, compared to 11 billion pounds at the end of 2018. The growth of copper mineral reserves was primarily driven by Lumwana which added 2.2 billion pounds of proven and probable reserves. This was from a combination of reclassification and remodeling of the Chimiwungo pit and mine cost optimization. This optimization was a direct outcome of improved plant throughput and mining efficiency in 2019, resulting in a reduction of the cut-off grade at Lumwana.

Barrick estimated its 2019 reserves based on an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.30:$1 and A$1:$0.75, consistent with the price assumptions used in 2018. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property.

The price assumptions used to calculate reserves in 2019 are consistent with those used by Barrick for mine planning and for the assessment of project economics. In confirming its annual reserves for each of its mineral properties, projects, and operations, Barrick conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow excludes all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

As at December 31, 2019, Barrick’s measured and indicated gold resources were 170 million ounces at an average grade of 1.55 g/t and its inferred gold resources were 39 million ounces at an average grade of 1.3 g/t. Measured and indicated copper resources were 26 billion pounds at an average grade of 0.38% and inferred copper resources were 2.2 billion pounds at an average grade of 0.2%. An increase in copper mineral resources at Zaldívar was driven by the inclusion of leachable primary sulfide ore. Zaldívar is jointly owned by Antofagasta and Barrick and is operated by Antofagasta.

In 2019, all mineral resources were calculated using an assumed gold price of $1,500 per ounce and an assumed copper price of $3.50 per pound, consistent with 2018. Barrick’s mineral resources for 2019 are now reported on an inclusive basis, and include all areas that form mineral reserves, reported at a mineral resource cut-off grade and the assumed commodity price. All open pit mineral resources are contained within a Whittle shell, while all underground mineral resources are contained within stope optimizer shells.

The 2019 mineral reserves and mineral resources are estimated using the combined value of gold, copper and silver. Accordingly, mineral reserves and mineral resources are reported for all assets where copper or silver is produced and sold as a primary product or a by-product.

Unless otherwise noted, Barrick’s reserves and resources have been estimated as at December 31, 2019, in accordance with definitions adopted by the CIM and incorporated into National Instrument 43-101 (see “Glossary of Technical and Business Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the estimation of reserves, see “Notes to the Barrick Mineral Reserves and Resources Tables” below. Barrick’s normal data verification procedures have been employed in connection with the estimations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at each of the Company’s properties and projects. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. Sample preparation and analyses are conducted by either independent laboratories or the laboratory onsite, in which case independent laboratories are used to verify results. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at each property and project conform to industry-accepted quality control methods. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. Canadian disclosure standards may differ from the disclosure requirements in the United States under the Exchange Act. For further information, see “Reporting Currency, Financial and Reserve Information”.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Barrick’s estimates of proven and probable reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical and Business Terms” for definitions of the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve” and “proven mineral reserve”.

GOLD MINERAL RESERVES 1,2,3,4,5,6,7,8,9

As at December 31, 2019	PROVEN			PROBABLE			TOTAL

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Kibali surface	3.5	2.49	0.28	7.1	3.14	0.71	11	2.92	0.99

Kibali underground	5.8	5.13	0.95	14	4.76	2.2	20	4.87	3.2

Kibali (45.00%) total	9.3	4.13	1.2	22	4.23	2.9	31	4.20	4.2

Loulo-Gounkoto surface	8.4	2.95	0.80	9.7	3.56	1.1	18	3.28	1.9

Loulo-Gounkoto underground	9.0	4.64	1.3	18	5.41	3.2	27	5.16	4.5

Loulo-Gounkoto (80.00%) total	17	3.83	2.1	28	4.77	4.3	45	4.41	6.4

Tongon surface (89.70%)	4.3	1.94	0.27	4.6	2.33	0.35	8.9	2.14	0.61

Massawa surface (83.25%) [10]	—	—	—	17	3.94	2.2	17	3.94	2.2

Bulyanhulu surface [11]	—	—	—	1.1	1.19	0.041	1.1	1.19	0.041

Bulyanhulu underground [11,13]	2.0	11.01	0.72	4.4	10.56	1.5	6.4	10.70	2.2

Bulyanhulu (84.00%) total [11,13]	2.0	11.01	0.72	5.5	8.72	1.5	7.5	9.34	2.2

North Mara surface [11]	0.34	2.63	0.029	15	1.47	0.70	15	1.49	0.73

North Mara underground [11]	0.77	5.39	0.13	5.0	5.40	0.87	5.8	5.40	1.0

North Mara (84.00%) total [11]	1.1	4.54	0.16	20	2.46	1.6	21	2.57	1.7

Buzwagi surface (84.00%) [11]	—	—	—	5.1	0.84	0.14	5.1	0.84	0.14

Jabal Sayid surface (50.00%) [13]	7.2	0.20	0.046	5.4	0.29	0.051	13	0.24	0.097

AFRICA AND MIDDLE EAST TOTAL	41	3.44	4.6	110	3.78	13	150	3.69	18

NORTH AMERICA

Hemlo surface	—	—	—	1.6	1.28	0.066	1.6	1.28	0.066

Hemlo underground	0.91	4.94	0.15	8.1	4.30	1.1	9.0	4.37	1.3

Hemlo (100%) total	0.91	4.94	0.15	9.7	3.81	1.2	11	3.90	1.3

Long Canyon surface (61.50%)	0.26	2.23	0.019	4.6	2.49	0.37	4.9	2.48	0.39

Phoenix surface (61.50%) [13]	9.4	0.66	0.20	94	0.59	1.8	100	0.59	2.0

Carlin surface	43	2.70	3.7	60	1.75	3.4	100	2.15	7.1

Carlin underground	13	9.75	4.2	5.9	9.23	1.7	19	9.59	5.9

Carlin (61.50%) total	56	4.37	7.9	65	2.42	5.1	120	3.32	13

Cortez surface	4.4	2.40	0.34	53	1.26	2.1	57	1.35	2.5

Cortez underground [12]	0.59	9.61	0.18	11	9.93	3.4	11	9.91	3.6

Cortez (61.50%) total	5.0	3.25	0.52	64	2.73	5.6	69	2.77	6.1

Turquoise Ridge surface	18	2.02	1.2	16	1.86	0.94	34	1.95	2.1

Turquoise Ridge underground	9.8	11.55	3.6	7.8	10.08	2.5	18	10.90	6.2

Turquoise Ridge (61.50%) total	28	5.38	4.8	23	4.59	3.5	51	5.02	8.3

NORTH AMERICA TOTAL	99	4.25	14	260	2.08	17	360	2.68	31

LATIN AMERICA AND ASIA PACIFIC

Norte Abierto surface (50.00%) [13]	110	0.65	2.4	480	0.59	9.2	600	0.60	12

Pueblo Viejo surface (60.00%) [13]	10	2.68	0.87	61	2.46	4.8	71	2.49	5.7

Veladero surface (50.00%) [13]	15	0.60	0.30	110	0.74	2.5	120	0.73	2.8

Porgera surface	—	—	—	8.5	3.63	0.99	8.5	3.63	0.99

Porgera underground	1.3	6.68	0.29	5.3	6.25	1.1	6.6	6.33	1.3

Porgera (47.50%) total	1.3	6.68	0.29	14	4.63	2.1	15	4.81	2.3

LATIN AMERICA AND ASIA PACIFIC TOTAL	140	0.84	3.8	660	0.87	19	810	0.87	22

TOTAL	280	2.42	22	1,000	1.48	49	1,300	1.68	71

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

COPPER MINERAL RESERVES 1,2,3,4,5,6,7,9,30

As at December 31, 2019	PROVEN			PROBABLE			TOTAL

	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%) [11,13]	2.0	0.53	24	4.4	0.56	54	6.4	0.55	77

Lumwana surface (100%)	58	0.50	640	480	0.56	6,000	540	0.56	6,600

Jabal Sayid surface [13]	0.079	3.21	5.6	—	—	—	0.079	3.21	5.6

Jabal Sayid underground [13]	7.1	2.44	380	5.4	2.09	250	13	2.29	630

Jabal Sayid (50.00%) total [13]	7.2	2.45	390	5.4	2.09	250	13	2.29	640

AFRICA AND MIDDLE EAST TOTAL	67	0.71	1,100	490	0.58	6,300	560	0.59	7,300

NORTH AMERICA

Phoenix surface (61.50%) [13]	27	0.19	120	130	0.17	490	160	0.18	610

NORTH AMERICA TOTAL	27	0.19	120	130	0.17	490	160	0.18	610

LATIN AMERICA AND ASIA PACIFIC

Zaldívar surface (50.00%)	220	0.43	2,100	69	0.42	640	280	0.43	2,700

Norte Abierto surface (50.00%) [13]	110	0.19	480	480	0.23	2400	600	0.22	2,900

LATIN AMERICA AND ASIA PACIFIC TOTAL	330	0.35	2,500	550	0.25	3,000	880	0.29	5,600

TOTAL	420	0.4	3,700	1,200	0.38	9,800	1,600	0.38	13,000

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GOLD MINERAL RESOURCES [1,3,4,6,7,14,15,16]

As at December 31, 2019	MEASURED (M) [17,18]			INDICATED (I) [17,19]			(M)+(I)[17,18,19]	INFERRED [20]

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

AFRICA AND MIDDLE EAST

Kibali surface	5.3	2.43	0.42	15	2.63	1.3	1.7	5.0	2.0	0.32

Kibali underground	9.2	4.94	1.5	28	3.66	3.3	4.8	7.0	4.1	0.93

Kibali (45.00%) total	14	4.02	1.9	43	3.30	4.6	6.5	12	3.2	1.2

Loulo-Gounkoto surface	9.9	3.06	0.98	15	3.44	1.6	2.6	3.3	2.9	0.31

Loulo-Gounkoto underground	14	4.79	2.2	21	5.55	3.8	6.0	12	4.1	1.6

Loulo-Gounkoto (80.00%) total	24	4.09	3.2	36	4.69	5.4	8.6	15	3.9	1.9

Tongon surface (89.70%)	4.6	2.05	0.31	11	2.43	0.86	1.2	5.3	2.4	0.41

Massawa surface [10]	—	—	—	19	4.00	2.5	2.5	3.1	2.2	0.22

Massawa underground [10]	—	—	—	—	—	—	—	2.2	4.1	0.29

Massawa (83.25%) [10]	—	—	—	19	4.00	2.5	2.5	5.3	3.0	0.51

Bulyanhulu surface [11]	—	—	—	1.1	1.19	0.041	0.041	—	—	—

Bulyanhulu underground [11,13]	3.1	12.55	1.3	9.8	8.99	2.8	4.1	13	11.8	4.8

Bulyanhulu (84.00%) total [11],13	3.1	12.55	1.3	11	8.22	2.9	4.1	13	11.8	4.8

North Mara surface [11]	2.3	2.37	0.18	27	1.73	1.5	1.7	1.8	1.1	0.060

North Mara underground [11]	0.74	6.13	0.15	10	4.57	1.5	1.7	6.3	4.5	0.91

North Mara (84.00%) total [11]	3.1	3.28	0.32	37	2.52	3.0	3.3	8.1	3.7	0.97

Buzwagi surface (84.00%) [11]	—	—	—	7.9	0.99	0.25	0.25	20	0.9	0.56

Jabal Sayid surface (50.00%) [13]	7.6	0.24	0.057	7.1	0.40	0.092	0.15	2.2	0.6	0.041

AFRICA AND MIDDLE EAST TOTAL	57	3.81	7.0	170	3.52	19	27	81	4.0	10

NORTH AMERICA

Carlin surface	47	2.59	3.9	130	1.48	6.4	10	12	1.1	0.40

Carlin underground	21	8.23	5.6	10	7.67	2.6	8.2	3.2	8.0	0.82

Carlin (61.50%) total	68	4.35	9.5	140	1.93	8.9	18	15	2.6	1.2

Cortez surface	5.0	2.33	0.38	75	1.33	3.2	3.6	43	0.6	0.89

Cortez underground [12]	0.90	8.41	0.24	36	8.09	9.3	9.5	5.5	7.7	1.4

Cortez (61.50%) total	5.9	3.26	0.62	110	3.51	12	13	49	1.4	2.2

Donlin surface (50.00%)	3.9	2.52	0.31	270	2.24	19	20	46	2.0	3.0

Hemlo surface	—	—	—	32	1.91	2.0	2.0	3.0	1.0	0.096

Hemlo underground	1.8	4.25	0.25	8.6	3.19	0.88	1.1	6.0	4.7	0.91

Hemlo (100%) total	1.8	4.25	0.25	41	2.18	2.9	3.1	9.1	3.5	1.0

Long Canyon surface	0.65	2.79	0.059	10	2.65	0.89	0.95	1.6	1.6	0.083

Long Canyon underground	0.085	11.80	0.032	1.1	9.29	0.33	0.36	0.20	6.1	0.039

Long Canyon (61.50%) total	0.74	3.83	0.091	12	3.29	1.2	1.3	1.8	2.1	0.12

Turquoise Ridge surface	24	2.06	1.6	32	1.96	2.0	3.6	11	1.6	0.57

Turquoise Ridge underground	14	10.00	4.4	10	9.09	3.0	7.4	1.8	9.1	0.53

Turquoise Ridge (61.50%) total	38	4.95	6.0	42	3.72	5.0	11	13	2.7	1.1

Phoenix surface (61.50%) [13]	15	0.60	0.28	180	0.53	3.1	3.4	12	0.4	0.15

Fourmile underground (100%)	—	—	—	—	—	—	—	5.4	10.9	1.9

NORTH AMERICA TOTAL	130	4.00	17	800	2.06	53	70	150	2.2	11

GOLD MINERAL RESOURCES [1,3,4,6,7,14,15,16]

As at December 31, 2019	MEASURED (M) [17,18]			INDICATED (I) [17,19]			(M)+(I)[17,18,19]	INFERRED [20]

	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs

Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)

LATIN AMERICA AND ASIA PACIFIC

Pueblo Viejo surface (60.00%) [13]	80	2.41	6.2	120	2.25	9.0	15	33	2.1	2.2

Norte Abierto surface (50.00%) [13]	190	0.63	3.9	1,100	0.53	19	22	370	0.4	4.4

Pascua Lama surface (100%) [13]	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86

Veladero surface (50.00%) [13]	18	0.56	0.33	180	0.63	3.6	4.0	20	0.7	0.42

Lagunas Norte surface (100%) [13]	1.4	0.94	0.043	57	2.31	4.2	4.3	1.4	1.1	0.050

Alturas surface (100%)	—	—	—	—	—	—	—	260	1.1	8.9

Porgera surface	—	—	—	15	3.24	1.6	1.6	7.1	2.6	0.58

Porgera underground	1.5	6.57	0.31	8.7	6.16	1.7	2.0	2.8	6.5	0.57

Porgera (47.50%) total	1.5	6.57	0.31	24	4.30	3.3	3.6	9.8	3.7	1.2

LATIN AMERICA AND ASIA PACIFIC TOTAL	340	1.24	13	1,900	0.96	58	71	710	0.8	18

TOTAL	530	2.21	37	2,800	1.43	130	170	940	1.3	39

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

COPPER MINERAL RESOURCES [1,3,4,6,7,14,15,16]

As at December 31, 2019	MEASURED (M) [17,18]			INDICATED (I) [17,19]			(M)+(I)[17,18,19]	INFERRED [20]

	Tonnes	Grade	Contained lbs	Tonnes	Grade	Contained lbs	Contained lbs	Tonnes	Grade	Contained lbs

Based on attributable pounds	(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%) [11,13]	3.1	0.54	37	9.8	0.44	94	130	13	0.6	170

Lumwana surface (100%)	81	0.53	940	850	0.65	12,000	13,000	9.6	0.5	120

Jabal Sayid surface [13]	0.079	3.21	5.6	—	—	—	5.6	—	—	—

Jabal Sayid underground [13]	7.5	2.66	440	7.1	2.38	370	810	2.2	2.1	100

Jabal Sayid (50.00%) total [13]	7.6	2.66	440	7.1	2.38	370	820	2.2	2.1	100

AFRICA AND MIDDLE EAST TOTAL	91	0.71	1,400	860	0.66	13,000	14,000	24	0.7	390

NORTH AMERICA

Phoenix surface (61.50%) [13]	43	0.18	170	260	0.16	880	1,100	18	0.2	62

NORTH AMERICA TOTAL	43	0.18	170	260	0.16	880	1,100	18	0.2	62

LATIN AMERICA AND ASIA PACIFIC

Zaldívar surface (50.00%)	350	0.41	3,200	280	0.38	2,400	5,500	29	0.4	260

Norte Abierto surface (50.00%) [13]	170	0.21	790	1000	0.21	4,700	5,500	360	0.2	1,400

LATIN AMERICA AND ASIA PACIFIC TOTAL	520	0.34	3,900	1,300	0.25	7,100	11,000	390	0.2	1,700

TOTAL	660	0.38	5,500	2,400	0.38	21,000	26,000	430	0.2	2,200

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

SILVER MINERAL RESERVES [1,2,3,4,5,6,7,13]

As at December 31, 2019	PROVEN			PROBABLE			TOTAL

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%) [11]	2.0	8.91	0.58	4.4	6.19	0.87	6.4	7.05	1.5

AFRICA AND MIDDLE EAST TOTAL	2.0	8.91	0.58	4.4	6.19	0.87	6.4	7.05	1.5

NORTH AMERICA

Phoenix surface (61.50%)	9.4	8.18	2.5	94	6.99	21	100	7.10	24

NORTH AMERICA TOTAL	9.4	8.18	2.5	94	6.99	21	100	7.10	24

LATIN AMERICA AND ASIA PACIFIC

Pueblo Viejo surface (60.00%)	10	14.45	4.7	61	16.30	32	71	16.04	37

Norte Abierto surface (50.00%)	110	1.91	7.0	480	1.43	22	600	1.52	29

Veladero surface (50.00%)	15	12.68	6.2	110	14.27	48	120	14.07	54

LATIN AMERICA AND ASIA PACIFIC TOTAL	140	3.99	18	650	4.91	100	790	4.75	120

TOTAL	150	4.31	21	750	5.18	120	900	5.03	150

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

SILVER MINERAL RESOURCES [1,3,4,6,7,13,14,16]

As at December 31, 2019	MEASURED (M) [17,18]			INDICATED (I) [17,19]			(M)+(I)[17,18,19]	INFERRED [20]

Based on attributable ounces	Tonnes (Mt)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained ozs (Moz)	Contained ozs (Moz)	Tonnes (Mt)	Ag Grade (g/t)	Contained ozs (Moz)

AFRICA AND MIDDLE EAST

Bulyanhulu underground (84.00%) [11]	3.1	7.96	0.80	9.8	6.17	1.9	2.7	13	9.0	3.7

AFRICA AND MIDDLE EAST TOTAL	3.1	7.96	0.80	9.8	6.17	1.9	2.7	13	9.0	3.7

NORTH AMERICA

Phoenix surface (61.50%)	15	7.42	3.5	180	6.38	37	41	12	6.1	2.5

NORTH AMERICA TOTAL	15	7.42	3.5	180	6.38	37	41	12	6.1	2.5

LATIN AMERICA AND ASIA PACIFIC

Pueblo Viejo surface (60.00%)	80	16.16	42	120	11.17	45	86	33	10.6	11

Norte Abierto surface (50.00%)	190	1.62	10	1,100	1.23	43	53	370	1.0	11

Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8

Lagunas Norte surface (100%)	1.4	2.69	0.12	57	5.40	9.9	10	1.4	3.5	0.16

Veladero surface (50.00%)	18	11.97	7.0	180	14.06	80	87	20	15.0	9.5

LATIN AMERICA AND ASIA PACIFIC TOTAL	330	12.78	140	1,800	14.19	840	970	440	2.9	41

TOTAL	350	12.52	140	2,000	13.44	870	1,000	460	3.2	47

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (gold, millions of ozs) 1,2,3,4,5,7,8,9,21,22

Attributable	2018 reserves	Acquisition/ (disposal)	Annual depletion	Change gains	Change losses	2019 reserves
Kibali (45%) [23]	—	3.7	(0.41)	0.82	—	4.2

Loulo-Gounkoto (80%) [23]	—	6.1	(0.53)	0.80	—	6.4

Tongon (89.7%) [23]	—	0.85	(0.29)	0.052	—	0.61

Massawa (83.25%) [10]	—	2.0	—	0.19	—	2.2

Bulyanhulu (84%) [11,24]	1.7	0.55	(0.062)	0.013	—	2.3

North Mara (84%) [11]	1.4	0.44	(0.29)	0.20	—	1.8

Buzwagi (84%) [11]	0.20	0.062	(0.11)	—	(0.0080)	0.14

Jabal Sayid (50%)	0.10	—	(0.0044)	—	(0.0023)	0.097

Morila (45%)	—	0.057	(0.041)	—	(0.015)	—

Hemlo (100%)	1.9	—	(0.23)	—	(0.36)	1.3

Long Canyon (61.5%) [25]	—	0.59	(0.17)	—	(0.040)	0.39

Phoenix (61.5%) [25]	—	1.7	(0.13)	0.36	—	2.0

Carlin (61.5%) [25,26]	8.9	4.2	(1.4)	1.2	—	13

Cortez (61.5%) [12,27]	11	(4.1)	(0.62)	0.13	—	6.1

Turquoise Ridge (61.5%) [28]	6.8	0.76	(0.45)	1.1	—	8.3

Golden Sunlight	0.020	—	—	—	(0.020)	—

Norte Abierto (50%)	12	—	—	—	—	12

Pueblo Viejo (60%)	6.6	—	(0.65)	—	(0.19)	5.7

Veladero (50%)	2.5	—	(0.31)	0.59	—	2.8

Porgera (47.5%)	2.1	—	(0.21)	0.45	—	2.3

Lagunas Norte (100%)	4.0	—	(0.11)	—	(3.8)	—

KCGM (50%) [29]	3.7	(3.7)	—	—	—	—
Total	62	13	(6.0)	5.9	(4.5)	71

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

GLOBAL PROVEN & PROBABLE MINERAL RESERVE RECONCILIATION (copper, millions of lbs) 1,2,3,4,5,7,8,9,21,22,30

Attributable	2018 reserves	Acquisition/ (disposal)	Annual Depletion	Change gains	Change losses	2019 reserves

Lumwana	4,500	—	(220)	2,300	—	6,600

Jabal Sayid	710	—	(63)	—	(10)	640

Bulyanhulu [11,24]	59	18	—	—	—	77

Zaldivar	2,400	—	(260)	570	—	2,700

Norte Abierto	2,900	—	—	—	—	2,900

Phoenix [25]	—	540	(62)	130	—	610
Total	11,000	560	(600)	3,000	(10)	13,000

See “Notes to the Barrick Mineral Reserves and Resources Tables”.

Notes to the Barrick Mineral Reserves and Resources Tables

1	All figures are presented on an attributable basis to Barrick.
2

In confirming Barrick’s annual reserves for each of its mineral properties, projects, and operations, the Company conducts a reserve test on December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.

3	All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu lb are reported to the second significant digit.
4

Mineral reserves and mineral resources have been estimated as at December 31, 2019 (unless otherwise noted) in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted the SEC Modernization Rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. As a result, of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured”, “indicated” and “inferred” mineral resources. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding CIM definitions required by National Instrument 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of regional Mineral Resource Managers Simon Bottoms, Africa & Middle East Mineral Resource Manager, Chad Yuhasz, Latin America & Pacific Mineral Resource Manager, and Craig Fiddes, North America Resource Modeling Manager and reviewed by Rodney Quick, Barrick Executive Mineral Resource Management and Evaluation. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5

Mineral reserves as at December 31, 2019 have been estimated based on an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and a long-term average exchange rate of C$1.30:$1. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices.

6	Grade represents an average, weighted by reference to tonnes of mineralization where several recovery processes apply.
7

Ounces or pounds, as applicable, estimated to be present in the tonnes of mineralization which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.

8

Gold mineral reserves as at December 31, 2019 include stockpile material totaling approximately 145 million tonnes, containing approximately 9.9 million ounces. Properties at which stockpile material exceeds 30,000 ounces or represents more than 5% of the reported gold reserves are as follows:

Stockpiles [2,4]
Property	Tonnes [3] (Mt)	Grade [17] (g/t)	Contained Ounces [3] (Moz)
Kibali (45.00%) [23]	0.98	1.72	0.055

Loulo Gounkoto (80.00%) [23]	5.4	2.45	0.43

Tongon (89.70%) [23]	2.2	1.36	0.098

North Mara (84.00%) [11]	9.6	1.20	0.37

Buzwagi (84.00%) [11]	5.1	0.84	0.14

Phoenix (61.50%) [13,25]	1.5	0.95	0.046

Carlin (61.50%) [25]	37	2.59	3.1

Cortez (61.50%)	3.6	2.70	0.31

Turquoise Ridge (61.50%)	17	1.98	1.1

Pueblo Viejo (60.00%) [13]	53	2.41	4.1

Veladero (50.00%) [13]	8.1	0.40	0.11

Porgera (47.50%)	0.96	2.3	0.071

9	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2019 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (gm/tonne)
Kibali (45.00%)	75.9 to 90.9	0.81 to 1.99

Loulo Gounkoto (80.00%)	84.0 to 93.0	0.82 to 2.27

Tongon (89.70%)	84.0 to 90.0	0.89 to 1.42

Massawa (83.25%)	76.0 to 91.0	0.67 to 0.95

Bulyanhulu (84.00%)	88.2 to 93.6	0.52 to 6.36

North Mara (84.00%)	84.0 to 91.0	0.70 to 3.14

Buzwagi (84.00%)	85	0.79
Hemlo (100.00%)	89.0 to 93.3	0.62 to 2.53

Long Canyon (61.50%)	78.0	0.24

Phoenix (61.50%)	70.9 Au	Revenue COG based on all three metals (Au, Ag and Cu)

Carlin (61.50%)	39.0 to 90.5	0.21 to 7.99

Cortez (61.50%)	62.0 to 90.9	0.14 to 5.04

Turquoise Ridge (61.50%)	0 to 93.0	0.25 to 7.41

Norte Abierto (50.00%)	74.4	0.22 to 0.30

Pueblo Viejo (60.00%)	88.0 to 90.4	1.42

Veladero (50.00%)	39.0 to 87.0	0.18 to 0.32

Porgera (47.50%)	90.3 to 90.7	0.98 to 1.23

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Lumwana (100.00%)	53.6 to 95.0	0.18% to 0.28%

Jabal Sayid (50.00%)	94.1	0.95%

Phoenix (61.50%)	53.8 to 71.6	Revenue COG based on all three metals

Zaldívar (50.00%)	34.0 to 88.0	0.1%

10

On December 10, 2019, Barrick entered into an agreement to sell its interest in Massawa to Teranga. The transaction closed on March 4, 2020, after the finalization of the reserve statements. For additional information, see page 12 of the MD&A.

11

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not already own, bringing its ownership of Bulyanhulu, North Mara, and Buzwagi up from 63.9% to 100%. On January 24, 2020, Barrick announced the signing of an agreement with the GoT, through which, among other things, the GoT will acquire a 16% free-carried interest in these sites, expected to be made effective as of January 1, 2020. For convenience, Barrick is reporting these mineral reserves and resources at its resulting 84% ownership interest.

12

Cortez underground includes 3.9 million tonnes at 9.69 g/t for 1.2 million ounces of probable reserves, 26 million tonnes at 7.80 g/t for 6.6 million ounces of indicated resources and 4.8 million tonnes at 7.6 g/t for 1.2 million ounces of inferred resources related to Goldrush. As noted in endnote 16, mineral resources are reported on an inclusive basis.

13

2019 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper and silver and, accordingly, are reported as gold, copper and silver mineral resources and mineral reserves.

14	Mineral resources which are not mineral reserves do not have demonstrated economic viability.
15

Mineral resources as at December 31, 2019 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property. An assumed gold price of $1,500 per ounce, an assumed silver price of $20.50 per ounce, an assumed copper price of $3.50 per pound, an exchange rate of C$1.30:$1 have been used in estimating resources.

16

The Barrick 2018 mineral resources were reported on an exclusive basis and exclude all areas that form mineral reserves; the Barrick 2019 mineral resources are reported on an inclusive basis and include all areas that form mineral reserves, reported at a mineral resource cut-off and associated commodity price. As a result, Barrick’s 2018 mineral resources are not directly comparable to its 2019 mineral resources.

17	All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
18	Measured mineral resources are shown inclusive of proven mineral reserves.
19	Indicated mineral resources are shown inclusive of probable mineral reserves.
20	All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
21	Totals may not sum due to rounding.
22

Mineral reserves as at December 31, 2018 have been calculated using an assumed gold price of $1,200 per ounce, an assumed silver price of $16.50 per ounce and an assumed copper price of $2.75 per pound and long-term average exchange rates of C$1.25:$1 and $0.75:A$1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Kalgoorlie assumed a gold price of A$1,600 and Bulyanhulu, North Mara and Buzwagi assumed a gold price of $1,100.

23	These sites were acquired as a result of the Merger, which became effective on January 1, 2019. As a result, they are not reported as of December 31, 2018.
24

Silver and copper probable reserve tonnage at the Bulyanhulu mine is less than the gold probable reserve tonnage because the gold reserve includes 1.3 million tonnes of tailings material which are being separately reprocessed for recovery of gold only.

25	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
26

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented as of December 31, 2018 represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo), and the amounts presented as of December 31, 2019 represent Carlin and Goldstrike (including Barrick’s 60% share of South Arturo) on a 61.5% basis.

27

On July 1, 2019, Cortez was contributed to Nevada Gold Mines. As a result, Barrick now holds a 61.5% interest in Cortez. The amounts presented as of December 31, 2018 represent Cortez and Goldrush on a 100% basis, and the amounts presented as of December 31, 2019 represent Cortez and Goldrush on a 61.5% basis.

28

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. As a result, the amounts presented as of December 31, 2018 are based on Barrick’s 75% interest in Turquoise Ridge and the amounts presented as of December 31, 2019 represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

29	On November 28, 2019, Barrick completed the sale of its 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited. For additional information, see page 12 of the MD&A.
30

Copper mineral reserves as at December 31, 2019 include stockpile material totaling approximately 47 million tonnes containing approximately 356 million lbs Cu. Properties at which stockpile material exceeds 10 million pounds of copper or represents more than 5% of the reported copper reserves are as follows:

Stockpiles [2,4]
Property	Tonnes [3] (Mt)	Cu Grade [17] (%)	Contained Copper [3] (Mlb)

Lumwana (100.00%)	16	0.37	130

Phoenix (61.50%) [25]	4.2	0.19	18

Zaldivar (50.00%)	27	0.34	200

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

During 2019, the gold price ranged from $1,266 per ounce to $1,557 per ounce. The average market price for the year of $1,393 per ounce represented an increase of 10% compared to 2018. The price of gold rose significantly during the middle part of the year, reaching a six-year high in early September. During the year, the gold price was impacted by declining U.S. dollar interest rates, global trade disputes and geopolitical tensions leading to increased investor interest. Subsequent to year end, the gold price has traded to seven year highs due primarily to safe haven buying and lower U.S. dollar interest rates as a result of economic concerns regarding the spread of coronavirus. For additional information, see “Risk Factors – New diseases and epidemics (such as COVID-19) may adversely impact Barrick’s business”.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers or to refiners at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer, and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction and consumer durables. Copper is primarily traded on the London Metal Exchange (“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including in China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years, LME prices per pound have ranged from a low of $1.28 to a high of $4.62, reached in February 2011. In 2019, LME copper prices traded in a range of $2.50 per pound to $3.00 per pound, averaged $2.72 per pound, and closed the year at $2.79 per pound. Copper prices are significantly influenced by physical demand from emerging markets, especially China. Copper prices fell to the lows of the year in early September due to a strong U.S. dollar, a weakening Chinese yuan, and concerns over global trade due to tariff actions before rising towards the end of the year on low global stockpile levels and an easing in trade tensions between the U.S. and China. Subsequent to year end, the copper price has traded to lows not seen since 2016, as a result of concerns about the global economic impact from the spread of coronavirus. For additional information, see “Risk Factors – New diseases and epidemics (such as COVID-19) may adversely impact Barrick’s business”.

As at December 31, 2019, the Company had no copper derivative contracts in place. As a result, all of Barrick’s copper production is currently subject to market prices.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. At the Jabal Sayid mine, copper concentrate is sold to third party smelters and copper traders. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2019, excluding contractors, Barrick employed approximately 22,500 employees worldwide, including employees at operations jointly owned and operated by Barrick, substantially all of whom are employed in the Canada, the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania and Zambia, and approximately 20,000 contractors. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 9,280.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees and/or contractors to conduct its operations. Certain Barrick mines may be adversely impacted if increased demands from its employees lead to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations (see “Employee relations” and “Competition” in “Risk Factors”).

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of highly skilled and experienced employees (see “Employees and Labor Relations” above).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Sustainability

Sustainability continues to be a fundamental part of Barrick’s strategy and is critical to maintaining broad stakeholder support for its operations. Barrick’s sustainability vision is to create long-term value for all its stakeholders. The Company does this by embedding environmental, social and economic considerations into all of its business decisions, through partnerships with host governments and communities, and by engaging respectfully with all of Barrick’s stakeholders. At the heart of Barrick’s sustainability philosophy is a belief that a successful business is reliant on the Company’s ability to deliver value to its stakeholders and to proactively manage its impacts on the wider environment.

Following the Merger, Barrick’s Group Sustainability Executive was appointed to the Company’s executive committee. In addition, Barrick reaffirmed its commitment to sustainability by establishing an Environmental & Social Oversight Committee (“E&S Oversight Committee”). The E&S Oversight Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Oversight Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Oversight Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

In 2019, Barrick continued to invest in partnerships with host governments and communities. This included a partnership to improve access to healthcare near the Porgera mine in Papua New Guinea. It also included various community development projects, such as the construction of schools and improvement of school programs, the construction of potable water supply systems, and sustainable mine closure planning. See “Environment” for additional information on Barrick’s mine closure planning.

Barrick continued to implement its global human rights compliance program in 2019, which is aligned with the UN Guiding Principles on Business and Human Rights. Since 2012, human rights assessments have been conducted at high and medium risk Barrick operations and projects. Higher risk sites or sites where particular concerns are identified are assessed more frequently. Barrick also continues to invest in its global human rights training program at all mines and projects operated by the Company on a risk-tiered basis. In 2020, the Company is planning to conduct human rights assessments at certain of the operations contributed by Randgold as a result of the Merger. In early 2020, Barrick also issued its ninth report to the Voluntary Principles on Security and Human Rights (VPSHR) Plenary for 2019. These and other efforts which emphasize transparency, dialogue and relationship-building reinforce Barrick’s commitment to respecting human rights wherever the Company operates.

Barrick’s sustainability efforts continue to receive international recognition, including by the Dow Jones Sustainability World Index, in which the Company was listed in 2019 for the twelfth consecutive year.

In 2019, following the Merger and the formation of Nevada Gold Mines, Barrick reviewed and updated the climate change strategy developed in 2017. Barrick’s climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce the Company’s impacts on climate change; and improve the Company’s disclosure on climate change. Following the Merger, one of the Company’s first merged reporting activities was to complete the CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available. Barrick also continues to align its disclosures with the Taskforce on Climate-related Financial Disclosures (“TCFD”). See “Environment” for more detail regarding Barrick’s climate change strategy and initiatives.

Operations in Emerging Markets: Corporate Governance and Internal Controls

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many countries, including the United States and Canada, and in emerging markets such as Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Barrick has a long history of successfully developing and operating mines in emerging markets and has organizational and governance structures and protocols in place to manage the regulatory, legal, linguistic and cultural challenges and risks associated with having operations in these jurisdictions. For a detailed discussion of the risks associated with operating in emerging markets, see “Risk Factors – Foreign investments and operations” starting on page 124 of this Annual Information Form.

Barrick holds its properties and projects in emerging markets indirectly through subsidiaries and/or joint venture entities which are locally incorporated or established for the purposes of compliance with local law. These operating subsidiaries or joint venture entities are in turn held through holding companies incorporated in jurisdictions with well-developed and reliable legal and taxation systems. Such holding companies: (i) facilitate internal company reorganizations of group companies; (ii) may facilitate project financing and commercial transactions, such as the creation of joint ventures; and (iii) provide for predictability and legitimate dispute resolution processes. Barrick has designed a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to Barrick and its consolidated subsidiaries and joint ventures. These systems, which are coordinated by the Company’s senior management and overseen by its Board of Directors, are designed to monitor the activities at, and receive timely reports from, Barrick’s operating subsidiaries and joint ventures. In particular, following the Merger, Barrick’s operating structure is composed of three geographic regions – Latin America and Pacific, Africa and Middle East, and North America – each of which is managed by a different regional Chief Operating Officer who reports to the Company’s President and Chief Executive Officer.

The Company has extensive operating experience in each emerging market in which a material property is located – the Dominican Republic, the DRC and Mali. Operating in emerging markets exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. The Company manages and mitigates these risks through a variety of corporate governance mechanisms. For additional information, see “Risk Factors – Foreign investments and operations”.

Board and Management Experience and Oversight

The Company’s Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates. In particular, Barrick’s Board includes directors with experience working or running businesses in emerging markets. Mark Bristow, a director of Barrick and Barrick’s President and Chief Executive Officer, has extensive experience in discovering, developing and operating mines in Africa, including the DRC, Mali and Côte d’Ivoire. Mr. Bristow served as the Chief Executive Officer of Randgold since its incorporation in 1995, which was founded on his pioneering exploration work in West Africa, and played a pivotal role in promoting the emergence of a sustainable mining industry in Africa. Mr. Bristow has held board positions at a number of global gold mining companies, and holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa. Andrew Quinn, an independent director and member of the Audit & Risk Committee, was the head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. Mr. Quinn was previously a non-executive director of Randgold since 2011, and has considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and globally. Similarly, Christopher L. Coleman, an independent director, Chair of the Compensation Committee and member of the Corporate Governance & Nominating Committee, previously served as a non-executive director of Randgold since 2008, including as non-executive Chairman of the board of directors, and as a non-executive director of the Merchant Bank of Central Africa. Through these and other professional experiences, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally, and has a deep understanding of the risks and opportunities associated with the operation and financing of African and global mining assets. Gustavo A. Cisneros, an independent director, Chair of the Corporate Governance & Nominating Committee and member of the Compensation Committee and Barrick’s International Advisory Board, is an established businessman with significant experience running businesses in the Dominican Republic and Latin America. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, Americas Society, and the Council on Foreign Relations. Mr. Cisneros is a fluent Spanish speaker who is well-versed in many of the cultural, legal and regulatory considerations that are relevant to operating in Latin America and the Dominican Republic, in particular. On August 9, 2019, Loreto Silva, a legal professional and fluent Spanish speaker with a deep understanding of Latin American political, regulatory and legal systems, was appointed an independent director of the Company. Ms. Silva is also a member of the Corporate Governance & Nominating Committee, which is responsible for, among other things, overseeing Barrick’s sustainability performance. Ms. Silva has over two decades of experience in both the private and public sectors. Previously, Ms. Silva was Chile’s Minister of Public Works and is currently the chairwoman of the board of ENAP, Chile’s national petroleum company. Ms. Silva holds a law degree from the University of Chile, and is currently the director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce.

Members of Barrick’s Board of Directors and senior officers regularly visit the Company’s operations in both developed and emerging markets. These visits provide Barrick’s directors and officers with the opportunity to familiarize themselves first-hand with Barrick’s global operations, the management teams responsible for overseeing Barrick’s projects, and the specific risks and challenges associated with administering these projects in emerging markets. In particular, Mark Bristow and Graham Shuttleworth, the Senior Executive Vice President, Chief Financial Officer, as well as other members of Barrick’s senior management team, frequently travel between Barrick’s operations in developed and emerging markets and, accordingly, have extensive knowledge of the operations at each of Barrick’s project sites. In addition, Mr. Bristow travels to Barrick’s sites before each meeting of the Board of Directors, and each regional Chief Operating Officer travels extensively between operations within their regional responsibility. Each year, the Company’s independent directors travel to at least one mine site to monitor operational progress and risks.

The Board of Directors, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with its operations in emerging markets, and in so doing, maintains effective oversight of its business and operations. Through these updates, assessments and reports, together with focused director education sessions, the Board of Directors gains familiarity with the operations, laws and risks associated with operations in those jurisdictions. Further, the Board of Directors has access to senior management who work directly with local management and are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Local Presence

It is a cardinal principle of Barrick that the countries and communities in which it operates should share equitably in the benefits created by its operations. Barrick contributes to the social and economic development of the emerging markets in which it operates by, among other things, hiring local employees and investing in community health, education and economic development programs. Working with local employees helps to build trust and develop relationships with local leaders and governments. Barrick is committed to developing the skills required to integrate its business activities into the communities in which it operates, and draws on the experience and expertise of its local employees and professional advisors (including local legal counsel) to help navigate the regulatory, cultural and legal landscape. In addition, management at each of the mine sites and projects is fluent in the primary language of the jurisdictions in which they operate, and are also proficient in English, enabling them to communicate with local employees, regulators and governments in the local language, and to report to senior management in English.

Barrick strives to deliver long-term benefits to its host countries and communities through open and ongoing stakeholder engagement and a commitment to genuine partnership.

Following the Merger, Grant Beringer was appointed to the new management position of Group Sustainability Executive. In this position, Mr. Beringer manages Barrick’s license to operate and local relationships in the Company’s host countries and communities. For additional details, see “Narrative Description of the Business – Sustainability”.

Internal Controls and Cash Management Practices

The Company maintains internal controls over financial reporting with respect to its operations in emerging markets by taking various measures and consistently applying them across its operations. Pursuant to the requirements of National Instrument 52-109 and the U.S. Sarbanes-Oxley Act of 2002, the Company assesses the design and operation of key internal controls over financial reporting on an annual basis at a minimum, following a risk-based approach. The working papers of the tests performed at all of the Company’s locations are reviewed at the corporate office. The control standards utilized in emerging markets do not materially differ from those employed at the Company’s other operations.

Differences in banking systems and controls between Canada and each emerging market in which Barrick operates are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties.

The Company also has established (or, where the Company is not the operator, has required its partner to establish) practices, protocols and routines for the management and eventual distribution of its excess cash to its foreign owners.

For additional details, including regarding Board oversight, see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Cortez, Carlin, Pueblo Viejo, Turquoise Ridge, Kibali, and Loulo-Gounkoto mines and complexes as material properties. The following is a description of Barrick’s material properties.

On March 10, 2019, Barrick entered into an implementation agreement with Newmont to create a joint venture combining the companies’ respective mining operations, assets, reserves and talent in the State of Nevada. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. Accordingly, from July 1, 2019 onwards, the Cortez property, the Carlin Complex (including the Goldstrike mine), the Turquoise Ridge Complex (including the Twin Creeks mine), the Phoenix mine and the Long Canyon mine were contributed to the Nevada Gold Mines joint venture with Newmont. See “General Information – General Development of the Business – Significant Transactions”.

Cortez Property

General Information

Project Description

The Cortez property is located 100 kilometers southwest of the town of Elko, Nevada in the Lander and Eureka counties at elevations ranging from 1,370 meters to 1,675 meters. Cortez employs approximately 1,400 employees and averages approximately 200 contractors.

As of December 31, 2019, the Cortez operations boundary encompassed approximately 38,926 hectares. The Cortez operations are comprised of the Cortez Hills, Pipeline, Cortez and Gold Acres complexes. Current mining activity is primarily focused on the Cortez Hills and Pipeline complexes, located approximately 26 kilometers south and 18 kilometers southwest of the town of Crescent Valley, Nevada, respectively. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 36,713 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 2,213 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All unpatented mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The property is accessible year-round by paved road from Elko, Nevada.

Sufficient surface rights have been obtained for current operations at the property.

From the first quarter of 2017 to June 30, 2019, the Cortez property and the Goldstrike property (including Barrick’s 60% share of South Arturo) were combined into one operating segment, Barrick Nevada.

History

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment deposit was discovered, with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. Barrick obtained an interest in the Cortez property through its acquisition of Placer Dome in 2006. Barrick consolidated its 100% interest in the property following its purchase of the Kennecott interest in 2008. On July 1, 2019, Barrick’s interest in Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont in which Barrick has a 61.5% interest and is the operator. See “General Information – General Development of the Business – Significant Transactions”.

Geology

Geological Setting

The Cortez property is situated along the Cortez/Battle Mountain trend. The principal gold deposits and mining operations are located in the southern portion of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized particles, very fine sulfide grains, and gold in solid solution in pyrite.

Mineralization

Mineralization is sedimentary rock-hosted and consists of submicron to micrometer-sized gold particles and gold in solid solution in pyrite. Mineralization is disseminated throughout the host rock matrix in zones of silicified, decarbonatized, and/or argillized, silty calcareous rocks.

The Cortez Hills deposit consists of the Breccia Zone, Middle Zone, Lower Zone, Renegade Zone and the Pediment deposit. The maximum strike length of mineralization in the Cortez Hills deposit is approximately 1,300 meters, and the maximum width is approximately 420 meters. The mineralized zone starts at approximately 120 meters below surface and continues to more than 600 meters below surface. Select areas of the underground resource have expansion potential. Exploration to fully delineate the extent of the Cortez Hills deposit is ongoing.

Ore at the Pipeline complex deposit is hosted within silty carbonates associated with the Roberts Mountain and Wenban formations. The maximum strike length of mineralization in the Pipeline deposit is approximately 2,400 meters and the maximum width is approximately 1,500 meters. The mineralized zone starts approximately 60 meters below surface and continues to 600 meters below surface.

Mining Operations

Production and Mine Life

Deposits within the Pipeline complex are being mined by conventional open pit methods. At the underground operations, two different underground mining methods are used: long-hole open stoping and drift-and-fill.

Mining production rates (open pit and underground, combined) for all mining activity at Cortez are expected to average about 140 million tonnes per year for the next five years. Conventional open pit mining at Cortez Hills was completed in the second quarter of 2019; underground mining is currently scheduled through 2032. Open pit mining at the Pipeline complex is scheduled to continue through 2033. Based on existing reserves and production capacity, including the Cortez underground expansion project discussed in further detail below, the expected remaining mine life at Cortez is 13 years for open pit mining, 12 years for underground mining, 12 years for oxide mill and 14 years for leach processing operations, and 25 years for roaster processing at Carlin.

Cortez Underground Expansion Project

In 2015, Barrick completed a prefeasibility study for expanded underground mining in the Deep South Zone, below currently permitted areas of the Lower Zone at the Cortez Hills underground mine, and completed a feasibility study in 2017. Permitting was initiated in 2016 with the submission to the Bureau of Land Management (“BLM”) of an amendment to the current Mine Plan of Operations. The draft Environmental Impact Statement for the Deep South project was published on October 22, 2018 and the public comment period closed on December 5, 2018. A record of decision was received in September 2019 and dewatering work commenced on this basis.

Under the current life of mine plan, the Deep South project begins contributing to Cortez production from late 2020, ramping up to between approximately 120,000 to 250,000 ounces (100% basis) from 2024 to 2032, at an estimated average cost of sales of $700 per ounce and all-in sustaining costs of $570 per ounce. As of December 31, 2019, the Company has spent $34 million on the Deep South expansion (100% basis). Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction. For an explanation of all-in sustaining costs per ounce, refer to “Non-GAAP Financial Measures – Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound” at pages 156 to 178 of this Annual Information Form.

Processing

The gold-recovery process used at Cortez is determined by considering the grade and metallurgical character of the particular ore: lower grade run-of-mine oxide ore is heap leached at existing facilities; higher-grade non-refractory ore is treated in a conventional mill using cyanidation and the CIL process; and refractory ore is stockpiled on site in designated areas and trucked to the nearby Carlin Complex for processing (see “Carlin Complex”). Gold recovered from the ore is processed into doré on site and shipped to outside refineries for processing into gold bullion.

The active heap leach facilities are located at the Pipeline and Cortez Hills complexes. Milling activities at Cortez are conducted at the Pipeline complex, which includes crushing and grinding facilities, CIL circuits, reagent storage areas and a recovery/refining circuit. Mill throughput varies from 9,500 to 13,500 tonnes per day (10,430 to 15,000 tons per day), depending on the competency of the ore being processed.

Water for process use at the Pipeline complex is supplied from open pit dewatering systems, which include wells, pipelines and infiltration basins.

Infrastructure, Permitting and Compliance

Electric power for the Pipeline and Cortez Hills complexes is purchased in the open market and supplied through an 80-kilometer distribution line.

All material permits and rights to conduct existing operations at the Cortez property have been obtained and are in good standing.

Environment

Vegetation is dominated by grass and shrubs. The climate is relatively arid and has little impact on mine operations. Operations are conducted throughout the year.

Current dewatering operations focus on bedrock water management within the Cortez Hills underground and bedrock and alluvial water management within the Pipeline/Crossroads Pit area. A portion of the dewatering water is utilized for mining and milling, and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins (“RIBs”) located within Crescent Valley. Construction is underway to enable future dewatering water to be conveyed and discharged to RIBs located in Pine Valley and Grass Valley.

In 2019, all activities at the Cortez property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs for Cortez that was recorded under IFRS as defined by IAS 37, and that have been updated each reporting period, was $227 million (as described in Note 2u to the Consolidated Financial Statements). Nevada Gold Mines has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

Exploration and Drilling

In 2019, drilling activities across the Cortez District totaled more than 50,000 meters, excluding the Fourmile project. Drilling focused on in-fill and grade control drilling at Cortez Hills underground, Cortez Pits, Goldrush, Crossroads, and Robertson. One surface exploration drilling program was completed. The project was an initial drill test and totaled 1,316 meters. Additional drilling was completed in support of growing resources and conversion to reserves.

Diamond drilling is the preferred drilling application used during the initial phases of exploration. Reverse circulation drilling is used in condemnation holes or as pre-collars for core tails in select areas. The Pipeline complex is drilled on 43-meter centers and the Cortez Hills complex on 30-meter centers for open pit ore definition. Cortez HIlls underground ore is delineated by nominal 15-meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries.

Royalties and Taxes

All production from Pipeline is subject to a gross smelter return royalty of approximately 1.3%. In addition, production from certain portions of the Pipeline complex is subject to a gross smelter return royalty (graduating from 0.4% to 5.0% based on the price of gold) and a net value royalty of 5%. There is also a net value royalty of 3.75% on gold sales from the South Pipeline deposit.

All other production by Cortez, including Cortez Hills, is subject to a gross smelter return royalty of approximately 1.3%.

In addition, once the total amount of gold produced by Cortez after January 1, 2008 exceeds 15 million ounces, which has not yet occurred, 40% of production at Cortez will be subject to a royalty graduating from 0% to 3%, depending on the gold price, on the gross value of gold delivered, minus certain deductions for pre-existing royalties.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Cortez property). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Cortez property for the periods indicated.

	Year ended December 31, 2019[1]	Year ended December 31, 2018[1]

Tonnes mined (000s)	105,949	121,929

Tonnes of ore processed (000s)	17,583	17,001

Average grade processed (grams per tonne)	1.60	2.67

Ounces of gold produced (000s)	801	1,265

1

Amounts are included on a 100% basis from January 1, 2018 to June 30, 2019, and on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

For certain additional financial information, see “Narrative Description of the Business – Reportable Operating Segments – Nevada Gold Mines (61.5% basis)”.

The most recent technical report on the Cortez property is the technical report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” dated March 22, 2019 and authored by Roscoe Postle Associates Inc. (“RPA”). This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The diagram on the following page shows the design and layout of the Cortez property.

Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area (RDA)
Heap_Leach_Facilities
Ponds
Ancillary
RDA
Pipeline Mill
Area 28 Tailings Impoundment/Heap Leach
Gold Acres
Heap Leach
Pipeline Mill
RDA
Pipeline
RDA
RDA
Area 30 Heap Leach
Squaw Butte
Cortez
CRESCENT VALLEY
Gravel Pits
TSF
Heap Leach
Mill 1
RDA
Cortez Pit
RDA
RDA
Cortez Hills Pit
LANDER
EUREKA
Mill Canyon
Mount Tenabo
Area 34 Heap Leach
Borrow Pit
DRY HILLS
GOLD ACRES RD
SR306
CORTEZ CANYON RD
GRASS VALLEY ROAD
Lander
Eureka
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Area of Detail
Winnemucca
Battle Mountain
Carlin
Elko
Wells
West Wendover
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
0 30 60 120 180 240 Miles
N
0 5,000 10,000 15,000 20,000 25,000 Feet
1:124,000
0 2,000 4,000 6,000 8,000 Meters
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.
Cortez Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLDMINES
By J Renas - Plot Date 1/30/2020 - Last Revision 01/29/2020

Carlin Complex

General Information

Project Description

The Carlin Complex consists of both open pit and underground operations. The major operations and advanced projects include Goldstrike (both open pit and underground mines, which were contributed to Nevada Gold Mines by Barrick) (“Goldstrike”) and North Area Carlin (consisting of multiple open pit mines including Genesis/Tri-Star), Leeville underground, Carlin underground portal mines, Gold Quarry (open pit mine), Rain/Emigrant (open pit mine) and satellite open pit deposits (Perry and Green Lantern) (collectively, the “Newmont-Contributed Mines”). The Carlin Complex also consists of various processing facilities, which process the ore from across the Carlin Complex, as well as from Nevada Gold Mine’s other sites and toll ore.

Certain of the disclosure in this section references Barrick’s operation of Goldstrike and Newmont’s operation of the Newmont-Contributed Mines (rather than the Carlin Complex in its entirety), either for historical purposes or because the mines are operated differently following the formation of the Nevada Gold Mines joint venture.

The Carlin Complex is in Eureka County, near the towns of Carlin and Elko, Nevada USA within the high desert of the Basin and Range physiographic providence. The Carlin Complex is located within the Carlin Trend, a 61-kilometer concentration of multiple gold deposits. The mines are spread over the entirety of this 61-kilometer trend, at an elevation range of 1,585 to 2,072 meters (5,200 to 6,800 feet) above sea level.

The Carlin Complex employs approximately 3,650 employees and averages approximately 400 contractors.

As of December 31, 2019, the plan boundaries of the Carlin Complex encompass more than 22,250 hectares, which include about 12,141 hectares of private land (surface and minerals) owned or controlled by Nevada Gold Mines, and approximately 10,117 hectares owned by the United States government that are administered by the United States BLM. These rights are owned or controlled through ownership of various forms of patents issued by the United States federal government and by ownership of unpatented mining and mill-site claims held subject to the paramount title of the United States federal government.

The Carlin Complex includes a total of 1,306 unpatented mining and mill-site claims to control the public acreage. Unpatented mining claims are maintained on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements.

The open pits, the underground mines and the beneficiation and processing facilities at the Carlin Complex property are predominantly situated on land owned by Nevada Gold Mines. Primary access to the Carlin Complex is from Elko, Nevada, 26 miles west on Interstate I-80 to Carlin, Nevada, which is the closest town to the mine sites and is located just off the Interstate. In addition, various alternate access routes use Nevada State Route 766 and Elko and Eureka County roads.

Sufficient surface rights have been obtained for current operations at the property.

History

Initial prospecting for the Carlin Complex began in the South Area around Gold Quarry in 1870. By 1935, several small underground and surface mines had produced a few hundred tons of copper, lead, and barite. In 1925, a gold deposit was developed about 19 kilometers southeast of the Carlin deposit and is known as the Maggie Creek claims. The earliest gold mining activity in the northern part of the Carlin Trend occurred at the Bootstrap and Blue Star mines, prior to the discovery of gold at Goldstrike. At Bootstrap, just northwest of Goldstrike, antimony was discovered in 1918, followed by gold in 1946. Gold was produced at Bootstrap from 1957 to 1960. At Blue Star, immediately south of Goldstrike, gold was identified in 1957 in areas that had been mined for turquoise.

The first discovery of gold at Goldstrike was in 1962 by Atlas Minerals. PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. Barrick completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987.

Continued exploration by soil samples and drilling discovered low-grade gold mineralization at shallow depth until the first deep hole was drilled in 1986 at Post, discovering the Deep Post deposit. Exploration drilling from 1987 to 1988 led to the discovery of a number of other deposits similar to Deep Post. These included Betze and Screamer which, together with Deep Post, comprise the Betze-Post deposit. Other discoveries in 1987 and 1988 included Deep Star, Rodeo, Meikle (previously named Purple Vein), South Meikle and Griffin.

Newmont commenced exploration on the Carlin Trend in 1961, investigating the Bluestar mine and Maggie Creek claims. However, as negotiations to acquire the deposits were not successful, Newmont focused on exploring jasperoid outcrops located 4.5 kilometers southeast of Bluestar, subsequently delineating the North Carlin deposit. Mining commenced with an open pit at Carlin in 1965. During the late 1980s, higher grade refractory mineralization was discovered in the north Carlin area. The south area mines, the Gold Quarry and Rain deposits, were discovered in 1980, and an additional 10 deposits were identified by 1988.

Geology

Geological Setting

Gold deposits at the Carlin Complex are hosted by lower Paleozoic sedimentary rocks that are subdivided into three major packages: an autochthonous shelf to outer shelf carbonate and clastic sequence (eastern assemblage rocks); an allochthonous, predominantly eugeoclinal sequence (western assemblage rocks); and a late Mississippian overlap assemblage.

Early phase contractional thrusts and anticlines form important structural traps across the Carlin Trend. The orientation of mineralized stratigraphy and structures across the entire Carlin Trend correlate with orientations generated by earlier deformational events. These orogenic and tectonic events formed broad amplitude, N25º-35ºW-trending, northerly-plunging anticlines within autochthonous carbonate assemblage rocks that are now preserved in uplifted tectonic windows. All Carlin Complex deposits discovered have been within or adjacent to these windows. Structures on the Carlin Complex record a complex history of contractional and extensional tectonics and later reactivation during successive periods of deformation.

Mineralization

Gold mineralization was emplaced approximately 39 million years ago along favorable stratigraphy and structural features such as faults and folds, and along contacts between sedimentary rocks and the intrusive rocks. Faulting provided major conduits for mineralizing fluids and may also have produced clay alteration that may have acted as a barrier to mineralizing fluids. Also, lithology and alteration contacts act as permeability barriers to fluids causing mineralization to pond along them, particularly where feeder structures intersect these contacts.

Mineralization consists primarily of micrometer-sized gold and sulfides disseminated in zones of siliciclastic and decarbonated calcareous rocks and commonly associated with jasperoids. Mineralization is predominantly oxides, sulfides, or sulfide minerals in carbonaceous rocks, and the ore type determines how it is processed.

Mining Operations

Production and Mine Life

The Carlin Complex facilities are a major process plant for the entire Nevada Gold Mines operations and therefore operate past the current Carlin Complex life-of-mine plan (until 2038).

Open Pit

The Carlin Complex has three major open pit operations including Goldstrike, Gold Quarry and Goldstar (part of the Genesis/Tri-Star pits). All three are truck and shovel operations. Blasting is required and blast patterns are laid out according to material type, using rock type designations of hard, average, soft or a combination of the three. The pit design varies between 6.1-meter to 12.2-meter (20 to 40 foot) benches and, where possible, up to 18.3-meter (60 foot) benches in the ore, though mined in 6.1-meter (20 foot) cuts. Slopes vary based on location.

The current mine equipment fleet will be used throughout the mine life and is shared with the other mines at the Carlin Complex. The number of loading and hauling units allocated to each deposit varies depending on the operational needs from the mine plans. The equipment list also includes the auxiliary equipment needed to support mining and the re-handling of the ore from the stockpile pad into the mill feeders.

Underground

The Carlin Complex has three major operating underground mines including Goldstrike underground, Leeville and the Portal Mines (including Pete Bajo and Exodus). All mines utilize drift-and-fill and/or long-hole stoping and are accessed by shaft or portals. Ground conditions vary greatly in the different mining areas. Poor conditions in some areas are due to increased brecciation and/or alteration of original structures. Oxidation affects rock strengths in some areas and requires corrosion-resistant ground support. Generally low-strength rock conditions are the key factor in the mine design and mining method selection.

The underground mines utilize three forms of backfill including cemented rock fill, uncemented run of mine waste, and paste fill. All underground mines adhere to required ventilation requirements.

Secondary egress is provided through a series of escape raises and declines. In addition, there are refuge chambers strategically located throughout the mine in accordance with Nevada Gold Mine’s Nevada refuge policies. The current underground production mobile equipment fleet across the Carlin Complex consists of load-haul-dump units, haul trucks, jumbos, longhole drills, bolters and roadheaders. In addition, there are many function-specific utility vehicles and personnel carriers. The underground mining fleet can be shared across the different Nevada Gold Mine operations as needed by the integrated mine plan.

Processing

The Carlin Complex includes a series of integrated facilities to process ores from multiple open pit and underground sources within the Carlin Complex, as well as ore from other Nevada Gold Mines mines. Plant facilities have the flexibility to treat the mineralization that is typical of the various Carlin-style deposits. Ores are classified based on gold grade, level of oxidation, refractory characteristics (e.g., presence of preg-robbing components in ore) and proximity to processing facilities. An integrated process production plan is used.

The processing operations contained in the Carlin Complex include roasters, autoclaves, and leach pads and include: Mill 5, Mill 6 (Roaster), South Area Leach, North Area Leach, Emigrant Area Leach, Goldstrike Roaster and Goldstrike Autoclave.

Infrastructure, Permitting and Compliance

Infrastructure at the Carlin Complex has been constructed on an as-needed basis since the 1960s. A considerable amount of infrastructure has been built, including process plants, workshops, tailings, leach and waste facilities; offices, roads and rail connections; power, process and potable water facilities; and communication facilities.

Electrical power is transmitted to the Carlin North Area, Carlin underground and Goldstrike mines by Nevada Energy. Electrical facilities include multiple main substations (Mill, South Block, and Bazza), several smaller substations throughout the property, and transmission lines. Power to the Gold Quarry and Emigrant mines is provided by transmission line on the Wells Rural Electric Power Company Grid. In October 2005, Barrick started up the Western 102 power plant that is located approximately 15 miles east of Reno, Nevada. It has the capacity to supply 115 megawatts of electricity to Goldstrike using 14 reciprocating gas-fired engines, and also has a one megawatt solar plant. The power plant provides Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goals of minimizing the cost of power consumed and enhancing the reliability of electricity availability at its mine. In mid-2008, the TS power plant was constructed, which now provides power for the North Area Carlin and other Carlin Complex sites in Nevada, via NV Energy transmission lines. In February 2020, Barrick announced the planned conversion of the TS power plant to a dual fuel process, allowing the facility to generate power from natural gas. This conversion will enable the facility to reduce carbon emissions by as much as 50 percent. Nevada Gold Mines is currently working with the State of Nevada on final permitting to allow construction to begin near the end of 2020, with the goal of final commissioning in the second quarter of 2022.

Diesel fuel is used to operate all mobile mining equipment. Underground equipment uses bio-diesel to reduce diesel particulate emissions into the air flow of the underground mines.

Process water at the Carlin Complex is provided through existing well fields. In the North Area Carlin, these well fields have been used historically to provide all of the process water for the mills and heap leach facilities. At Gold Quarry, process water is supplied from the pit dewatering system. At the current dewatering pumping rates, water is diverted to the various processes when needed and any excess dewatering water is discharged to Maggie Creek via a permitted water discharge facility. During irrigation season some of the discharge water is utilized by the Nevada Gold Mines-owned Hadley Ranch. North Area Carlin and Goldstrike potable water is provided by permitted water wells and supporting treatment and infrastructure facilities. Potable water in the Gold Quarry is provided by three permitted water wells and the related infrastructure. Emigrant area has no potable water sources or water treatment facilities.

Water management operations at the Goldstrike Mine include a system of dewatering wells, water gathering and conveyance facilities, water storage, water use, and various management options for discharge of excess water. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwater via percolation, infiltration and irrigation.

Water management operations at North Area Carlin, Carlin Underground and Gold Quarry include dewatering wells, piezometer wells, and various management options for discharge of excess water.

All material permits and rights to conduct existing operations at the Carlin Complex have been obtained and are in good standing.

Environment

The Carlin Complex is situated in the high desert region of the Basin and Range physiographic province. Precipitation averages 23 to 33 centimeters (9 to 13 inches) per year across the Complex, primarily derived from snow and summer thunderstorms. There are warm summers and generally mild winters; however, overnight freezing conditions are common during winter. The effect of climate on the operations is minimal and operations are possible at the project year-round.

Estimated future reclamation and closure costs at Carlin are reported in Barrick’s financial statements as part of the amounts that were recorded under IFRS, as defined by IAS 37. As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs for Carlin that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period was $355 million (as described in Note 2u to the Consolidated Financial Statements). Nevada Gold Mines has provided the financial security as required by governmental authorities in connection with the reclamation of the mine area.

In 2019, all activities at the Carlin Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

Exploration and Drilling

A total of 5,235 meters were drilled across the Carlin Trend following the formation of Nevada Gold Mines. A hole was completed within Little Boulder Basin at the end of the fourth quarter. The hole intersected significant alteration and is the first of a series of framework holes to support target delineation in this area of extensive disturbance and post-mineral cover between Goldstrike and Leeville. One additional concept was tested to the south at Richmond Mountain during the fourth quarter. The hole confirmed the geological interpretation. However, the alteration encountered was not encouraging.

To date, surface geological mapping and prospecting has been completed on the Carlin Complex, with pit mapping on-going. Over 77,000 core and reverse circulation holes have been drilled on the Complex to the end of 2019. Geochemical soil and rock sampling were carried out on the Carlin Complex in early exploration phases. Geophysical surveys include airborne and ground magnetometer; gravity; time domain pole-dipole induced polarization (“IP”); DC resistivity; controlled source audio magnetotellurics and magnetotellurics (“MT”); time domain MT/IP using a distributed assay system; electrical logging of drill holes; and downhole IP. Gold mineralization is not directly detectable by geophysical methods; however, surveys identify subsurface properties that are useful in interpreting lithology, alteration, and structure as guides to gold mineralization. Aerial photographic surveys are performed frequently, from daily in the active mining and process areas, to every other year where no exploration or mining is occurring.

In 2019, Newmont had executed 19 exploration projects (exclusive of grade control drilling) on the Newmont-contributed properties, which included 14 underground programs and five surface initial drill testing, in-fill drilling and reserve definition drilling. In 2019, Barrick had conducted 15 growth/in-fill projects which included initial drill testing, in-fill drilling and reserve definition drilling. These programs began before the Nevada Gold Mines joint venture by Newmont and Barrick but continued after the transaction was closed on July 1, 2019. The Newmont and Barrick projects both used reverse circulation and diamond core drilling with standardized approved assaying methods to facilitate the collection of structural, lithological, and mineralogical data. Drilling also included testing for new target zones and in-fill drilling to confirm ore reserves to extend known mineralization ahead of mining.

At the Rain sub-district, noteworthy results from drilling completed in the second half of the year include two significant intercepts highlighting open-ended mineralization at two separate areas on this relatively underexplored portion of the southern Carlin Trend.

Future exploration on the Carlin Complex will continue to step out on the current mining areas, both along the preferred lithologic host rocks as well as at depth along the structural controls. Significant exploration targets include the following:

•	Banshee target - This target is an intrusive breccia and considered to be the northern extension of the current Banshee mining area at Goldstrike underground mine.

•

Rodeo Deep target - This target is at depth, below the main Rodeo deposit at Goldstrike underground mine. Mineralization is silicified breccias along Zappa and Dormant style faults hosted in the Lower Laminated Unit of the Silurian Devonian Roberts Mountain Formation.

•

Leeville extensions - This is multiple targets testing along the preferred lithologic host, Devonian Popovich Formation and Devonian Rodeo Creek Formation, north, northeast and southwest from Leeville. Previous exploration confirms a large geochemical anomaly around Leeville which drilling to the north has confirmed gold mineralization in the Greater Leeville target area.

Heading into 2020, the Carlin Trend will become the most active exploration area in Barrick’s portfolio. Leveraging skills and knowledge from the recent success at Fourmile to make high-impact discoveries is the priority. To ensure effective target selection and testing, the program will continue to focus on building robust geologic understanding by relogging, mapping, sampling and drilling, with data integrated into scale appropriate models.

Royalties and Taxes

There are numerous royalties that pertain to the active mines within the Carlin Complex. Royalty payments vary each year depending upon actual tonnages mined, and the amount of gold recovered from that mined material. The Goldstrike area has various royalty holders with a maximum overriding net smelter royalty of 4% and net profit interest royalties of between 2.4% and 6% over various parts of the property. With respect to various other Carlin deposits, Nevada Gold Mines pays third-party royalties that vary from 1% to 9% of production.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including the Goldstrike and Newmont-Contributed Mines). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018.

Mining and Processing Information

The below table summarizes certain mining and processing information for the Carlin Complex for the periods indicated.

	Year ended December 31, 2019[1]	Year ended December 31, 2018[1]
Tonnes mined (000s)	49,343	59,605
Tonnes of ore processed (000s)	10,467	8,075
Average grade processed (grams per tonne)	3.80	4.32
Ounces of gold produced (000s)	968	835

1

Amounts include Goldstrike on a 100% basis from January 1, 2018 to June 30, 2019, and the Carlin Complex (including Goldstrike and Legacy Carlin) on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2018.

The most recent technical report on the Carlin Complex is the technical report entitled “Technical Report on the Carlin Complex Mines, Eureka and Elko Counties, Nevada, USA” dated March 25, 2020 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The following diagrams show the design and layout of the Carlin Complex.

Arturo
RDA
Open Pit
Bootstrap
Clydesdale RDA
Goldstrike
Betze/Post
Tailings
Bazza RDA
North Area Leach
Genesis-Bluestar
Leeville
Carlin East Waste Dump
Carlin South Waste Dump
Carlin
Pete Waste Dump
TUSCARORA MOUNTAINS
To South Area Operations
OREGON
IDAHO
UTAH
CALIFORNIA
ARIZONA
NEVADA
Area of Detail
Winnemucca
Battle Mountain
Carlin
Elko
Wells
West Wendover
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Hawthorne
Tonopah
Las Vegas
HUMBOLDT
ELKO
PERSHING
LANDER
WHITE PINE
NYE
LINCOLN
CLARK
0 30 60 120 180 240 Miles
Legend
Plan of Operations (PoO)
Type
Tailings
Open_Pits
Rock Disposal Area
0 5,000 10,000 15,000 20,000 Feet
1:84,000
0 1,000 2,000 3,000 4,000 5,000 6,000 Meters
Map projected in Universal Transverse Mercator Zone 11, North American Datum of 1983.
North Area Facilities
Nevada Gold Mines Land Department
1655 Mountain City Hwy. - Elko, Nevada 89801
This map is the property of Nevada Gold Mines and is for reference only. Locations are approximate.
NEVADA GOLDMINES
By J.Renas - Plot Date: 1/30/2020 - Last Revision 01/30/2020

Turquoise Ridge Complex

General Information

Project Description

Nevada Gold Mines operates the Turquoise Ridge Complex, located in Humboldt County, Nevada, USA. In connection with the formation of Nevada Gold Mines, Barrick’s 75%-owned Turquoise Ridge Mine (25% Newmont) and Newmont’s Twin Creeks Complex were combined as a single operation, now known as the Turquoise Ridge Complex. The combined mining operation is comprised of the Turquoise Ridge Underground, Vista Underground, and Turquoise Ridge Surface (comprised of the Mega and Vista open pits).

The Turquoise Ridge Complex is located in the Potosi Mining District, approximately 40 kilometers northeast of the village of Golconda, Nevada and approximately 64 kilometers northeast of Winnemucca, Nevada. Turquoise Ridge Underground covers an aggregate area of 2,402 hectares, which consists of 1,145 hectares of unpatented mining and mill-site claims and 1,257 hectares of patented/fee land. Turquoise Ridge Surface covers a total area of 7,925 hectares, of which 4,118 hectares are unpatented mining claims and 3,808 hectares are patented/fee lands. All Vista Underground mining activities are contained within the Turquoise Ridge Surface mining footprint and claim areas. The Fiberline Project area is excluded from the Nevada Gold Mines’ joint venture area and does not encroach on the mineral reserve or mineral resource pit designs.

Refractory ore is processed at the Sage autoclave, while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property.

Turquoise Ridge Underground produces high-grade refractory (carbonaceous/sulphide) gold ore from a long-life (currently 19 years) underground operation, accessed via two shafts and a system of internal ramps, and utilizes underhand drift-and-fill mining methods with cemented rock fill. Turquoise Ridge Underground is currently hoisting 2,700 tonnes of ore per day, which is expected to increase following the completion of a Third Shaft that is under construction. Vista Underground is a portal and ramp accessed vein-style stoping mine which produces approximately 1,000 tonnes of ore per day, with approximately two years of mine life remaining. Turquoise Ridge Surface has been in operation for over 30 years, and the current reserve mine life is until 2030 at approximately 71,000 tonnes moved per day. Nevada Gold Mines has prepared a Life of Mine production schedule based on current mineral reserves for the three mines (Turquoise Ridge Underground, Turquoise Ridge Surface, and Vista Underground) and the processing facility with production planned into 2039.

Vista Underground produces sulphide ore, while Turquoise Ridge Surface produces oxide heap leach, oxide mill and sulphide ore. Processing operations at the Turquoise Ridge Complex consist of the Sage Autoclave, Juniper Oxide CIL and Heap Leach.

Sufficient surface rights have been obtained for current operations at the Turquoise Ridge property.

As of December 31, 2019, the Turquoise Ridge Complex had approximately 980 employees and 290 contractors.

History

Mining for copper, lead, and silver first began on the Turquoise Ridge Underground property in 1883. Tungsten was discovered in 1916 and mined sporadically until 1957. Gold was discovered at the present day Getchell mine site in 1933, with Getchell Mine Inc. operating the property from 1934 to 1945. From 1960 to 2009, there was sporadic production at the Getchell mine including underground mining, open pit mining, and heap leaching of the dumps.

A deep drilling program began in 1993 in the Turquoise Ridge area. Planning and engineering for a new underground mine was completed in 1995. By mid-1998, a production shaft was completed at a depth of 555 meters below the surface. In February 2000, mining was suspended at the Getchell Main underground mine. Drilling continued on the Turquoise Ridge and North Zone deposits, but due to depressed gold prices, the entire property was shut down in February 2002. Production resumed in February 2003. As a result of operational and safety issues, Getchell Underground was placed on care and maintenance in April 2008. Full closure of the Getchell Underground mine occurred in the summer of 2009.

Turquoise Ridge Surface (the former Twin Creeks property) was formed in 1993 by the consolidation of the Rabbit Creek Mine and the Chimney Creek Mine. The Chimney Creek orebody was discovered in 1985 by Gold Fields Mining Corporation, while the Rabbit Creek property was discovered by Santa Fe Pacific Gold Corporation in 1987. In May 1997, a predecessor company of Newmont acquired Twin Creeks, which remained wholly-owned by Newmont until the formation of Nevada Gold Mines in 2019. The former Rabbit Creek is located in the south end of the property, including what is now known as Mega Pit.

On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge, together with Newmont’s 25% interest in Turquoise Ridge and its interest in Twin Creeks, were contributed to Nevada Gold Mines. Due to their proximity, as well as geological, operating and processing synergies, the Turquoise Ridge mine and the Twin Creeks mine and processing facilities have been combined for planning and management purposes into a single complex known as the Turquoise Ridge Complex. Barrick is the operator of Nevada Gold Mines. See “General Information – General Development of the Business”.

Geology

Geological Setting

The Turquoise Ridge Complex is situated within the Basin and Range province, near the northeast end of the Osgood Mountains. The Osgood Range is underlain by Cambrian Osgood Mountain Quartzite, Cambrian Preble Formation, Ordovician “Comus” Formation and the “upper plate” Valmy Formation. These units are unconformably overlain by the Permian Etchart Formation (Antler Peak Equivalent) of the Roberts Mountains overlap assemblage, and by the Triassic Golconda allochthon. These uppermost units form a belt of outcrops flanking the western and northern sides of the Osgood Range. All of these units are intruded upon by two generations of felsic intrusive rocks – a set of 114 Ma dacite dikes and sills at Turquoise Ridge Underground and Turquoise Ridge Surface and the 92 Ma Osgood Stock and temporally related dikes and sills. To date, no Eocene intrusive rocks have been identified at the Getchell, Turquoise Ridge Surface, or Pinson camps.

Mineralization

Mineralization of the Turquoise Ridge Underground deposit generally consists of disseminated, micron-sized gold occurring in arsenic-rich rims forming on pyrite, chiefly within decalcified, carbonaceous rocks. All gold bearing zones at Turquoise Ridge Underground are located in proximity to granodiorite dykes that splay from the Osgood stock. Mining and exploration activities at Turquoise Ridge Underground are centered on limestone and mudstone horizons adjacent to these dykes.

Mineralization at Turquoise Ridge Surface is localized in decalcified carbonates, but can occur less frequently in argillized and sulphidized basalt. Silicification is common in Comus sediments immediately adjacent to basaltic contacts with generally lower gold grades. At Vista Underground, mineralization is largely confined to the Trench Fault shear zone.

Mining Operations

Production and Mine Life

Turquoise Ridge Underground is accessed via two shafts and a system of internal ramps and utilizes underhand drift-and-fill mining methods with cemented rockfill. Construction of a Third Shaft is underway and is included in the current life of mine plan. The Third Shaft will provide additional ventilation and will allow Turquoise Ridge to increase mining rates. Turquoise Ridge Underground also employs mechanical mining and sill benching as mining methods. Vista Underground consists of two portals and a system of underground ramps accessing a steeply dipping mineralized zone where narrow-vein longitudinal stoping takes place. Vista Underground has been developed to access the vein in multiple horizons with two main barrier pillars to be mined on retreat. Turquoise Ridge Surface operates the Vista and Mega Pits, as well as providing ore rehandle and surface project work at Turquoise Ridge Underground. Turquoise Ridge Surface uses conventional open pit mining methods including drilling, blasting, loading, and hauling.

Nevada Gold Mines has prepared a life of mine production schedule based on processing facilities and current mineral reserves for the three mines (Turquoise Ridge Underground, Turquoise Ridge Surface and Vista Underground) with production planned into 2039. The current planned production rates for Turquoise Ridge Underground are approximately 2,700 tonnes of ore per day, approximately 1,000 tonnes of ore per day at Vista Underground, and approximately 71,000 tonnes moved per day at Turquoise Ridge Surface.

Processing

In the current life of mine plan, refractory ore from the Turquoise Ridge Complex is processed at the Sage autoclave while non-refractory ore is processed at the Juniper oxide mill or stacked on heap leach pads. All processing facilities are located at Turquoise Ridge Surface on the legacy Twin Creeks property. The previous toll milling agreement in place between Barrick and Newmont was terminated in connection with the formation of Nevada Gold Mines.

Infrastructure, Permitting and Compliance

Material existing infrastructure at Turquoise Ridge Underground includes a tailings facility, a mobile equipment mining fleet, an underground dewatering facility, a 120-kilovolt electrical power line connection to the grid and a 3,500 gallons-per-minute water treatment plant.

Material existing infrastructure at Turquoise Ridge Surface includes three active waste dumps, tailings facilities, one oxide mill (Juniper), one refractory mill (Sage) with two autoclaves, one active leach pad (Izzenhood), and a refinery. The Vista Underground uses the existing infrastructure of the Turquoise Ridge Surface.

Power requirements for Turquoise Ridge Underground are purchased outside the local provider system under open-access provisions whereby power is purchased on the open market or from the Western 102 power plant (which is owned and operated by Nevada Gold Mines). Power requirements for Turquoise Ridge Surface, Vista Underground, and the process facilities located at the legacy Twin Creeks property, in addition to the supporting infrastructure, are satisfied by both the TS coal power plant built by Newmont (placed into operation in 2008) and grid power from NV Energy.

As of December 31, 2019, all material permits and rights to conduct existing operations at the Turquoise Ridge mine have been obtained and are in good standing or were in the process of renewal.

Third Shaft

Through the development of a third shaft, the mine has the potential to increase output due to an improvement in ventilation and hoisting capacity as well as shorter hauls underground, as mining is currently concentrated in the north end of Turquoise Ridge Underground. Site preparation for the third shaft started in 2017, and shaft sinking began in 2019 with final commissioning expected in late 2022.

Construction of the third shaft, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. As of December 31, 2019, Barrick has spent $119 million out of an estimated capital cost of approximately $300-$330 million (on a 100% basis).

Environment

The climate in the area of the Turquoise Ridge Complex is a semi-arid, steppe climate characterized by dry, hot summers and cold winters. The Turquoise Ridge Complex operates on a year-round basis and is not regularly affected by climatic conditions.

The Turquoise Ridge Complex maintains a number of permits for the operation, and tracks permits carefully to ensure ongoing compliance. Nevada Gold Mines environmental staff carry out sampling, monitoring and record keeping, and are involved in permit applications and renewals as required. The Turquoise Ridge Complex is operating in compliance with all applicable regulations and permit requirements as required by the BLM and the Nevada Division of Environmental Protection. In 2019, all activities at the Turquoise Ridge Complex were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental permits and regulations.

As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $78 million (as described in Note 2u to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Nevada Gold Mines has provided security as required by governmental authorities.

For additional information regarding Barrick’s environmental initiatives, see “Environment”.

Exploration and Drilling

At Turquoise Ridge, exploration potential remains considerable, and Nevada Gold Mines is pursuing the growth potential both near and between the mines at the newly unified property.

At Turquoise Ridge Underground, Nevada Gold Mines maintains an aggressive exploration program principally comprised of diamond drilling, including in respect of the following targets:

•	BPE Extensions - Apparently continuous mineralization at the base of the North Pillow Basalt along both low-angle (separate-type) and high-angle (northeast striking, northwest dipping) faults.

•	Turquoise Ridge Corridor Mineralization - Apparently continuous mineralization along the known high-grade Turquoise Ridge Corridor faults.

•	Getchell Fault - Possibly continuous mineralization along the Getchell Fault and associated intersecting structures (BBT, Turquoise Ridge Corridor).

•	Summer Camp - Poorly drilled mineralization south of Turquoise Ridge Underground in a former open pit. Possible analog to Getchell/Turquoise Ridge deposit, but at a smaller scale.

•	South Zone - Lower-grade mineralization concentrated on mostly BBT-type structures in the Second Shaft area.

At Turquoise Ridge Surface and Vista Underground, near mine exploration programs are principally completed with reverse circulation pre-collars and diamond core tails. Current targets include:

•	Cut 55 - Scattered, potentially continuous mineralization beneath the Mega Pit.

•	Vista Underground - Possible extension of mineralization along the Trench Fault, southwest of existing infrastructure, down-dip extents of mineralization on the Trench Fault below the water table.

•	Cut 40 - Continuous mineralization below the current Mega Pit.

At Turquoise Ridge, work towards unifying the geology model across this newly consolidated district is in progress. Merging of all available data is well advanced. Definition of the stratigraphic framework has prioritized marker unit identification with some success. A major relogging program will be advanced during the first quarter of 2020. The work will establish a more robust stratigraphic framework ahead of shifting focus to interpreting the structural framework necessary to delineate targets. Several target concepts have already emerged. These include an area of sparsely drilled favorable limestone host rock at the crest of a district-scale antiform cutting across the north end of the Twin Creeks Complex. The concept is supported by modeled geology and downhole geochemistry showing a vertically extensive auriferous and metal-rich plume. There are also several untested intersections of ore-controlling faults. These emerging targets will be prioritized together with additional concepts anticipated as the modeling and exploration effort matures.

Royalties and Taxes

In connection with the formation of Nevada Gold Mines, each of Barrick and Newmont was granted a 1.5% net smelter return royalty over the respective properties they contributed (including Barrick’s 75% interest in the Turquoise Ridge mine and Newmont’s 25% interest in the Turquoise Ridge mine and its interest in Twin Creeks). Each of these “retained royalties” is only payable once the aggregate production from the properties subject to the royalty exceeds the publicly reported reserves and resources as of December 31, 2018. In addition, certain areas within Turquoise Ridge Surface are subject to 2% gross proceeds royalties payable to Royal Gold. Vista Underground and Turquoise Ridge Underground are not subject to any royalties (other than as described above).

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Turquoise Ridge Complex for the period indicated:

	Year ended December 31, 2019[1]	Year ended December 31, 2018[2]

Tonnes mined (000s)	9,001	670

Tonnes of ore processed (000s)[2]	2,201	604

Average grade processed (grams per tonne)[2]	5.62	14.79

Ounces of gold produced (000s)	335	268

1

Amounts include Turquoise Ridge on a 75% basis (excluding Twin Creeks) from January 1, 2018 to June 30, 2019, and Turquoise Ridge (including Twin Creeks) on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont on July 1, 2019.

2	Until July 1, 2019, ore was processed off-site at Newmont’s Twin Creeks mill pursuant to a toll milling agreement.

The most recent technical report on the Turquoise Ridge mine is the technical report entitled “Technical Report on the Turquoise Ridge Complex, State of Nevada, U.S.A.” dated March 25, 2020 and authored by Nevada Gold Mines. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The map on the following page sets out the design and layout of the Turquoise Ridge Complex.

Pueblo Viejo Mine

General Information

Project Description

The Pueblo Viejo mine is an open pit conventional truck and shovel mining operation located in the province of Sánchez Ramírez in the central part of the Dominican Republic, on the Caribbean island of Hispaniola. The mine is approximately 100 kilometers northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,100 employees and 2,500 contractors.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Central. A special lease agreement (“SLA”) between the Dominican State and Pueblo Viejo Dominicana Corporation (“PVDC”) governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25-year period commencing from the date on which PVDC delivered the Project Notice under the SLA, with one extension by right for 25 years and a second 25-year extension by mutual agreement of the parties, allowing a possible total term of 75 years. The Pueblo Viejo deposits are located in two major areas – the Monte Negro pit and the Moore pit. The property is accessible year-round by paved road from Santo Domingo.

Sufficient surface rights have been obtained for current operations at the property.

History

Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Resources commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in Rosario Resources and the Dominican Government continued operations as Rosario Dominicana S.A. Gold and silver production from oxide, transitional, and sulfide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo minesite. In July 2001, PVDC (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated the SLA for the Montenegro Fiscal Reserve, which was ratified by the Dominican National Congress and became effective on July 29, 2003. In March 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress. The Pueblo Viejo mine achieved commercial production in January 2013. A second amendment to the SLA became effective on October 5, 2013, and has resulted in additional and accelerated tax revenues to the government of the Dominican Republic (see “Royalties and Taxes” below).

Geology

Geological Setting

The Pueblo Viejo deposit consists of high sulfidation or acid sulfate epithermal gold, silver, copper and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits. Exploration drilling has identified two extensions of the mineralization under the historic Cumba and Mejita mine workings, and one blind deposit adjacent to Monte Negro (Monte Oculto). Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest.

Mineralization

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements and veins. Sphalerite and enargite mineralization are primarily in veins, but disseminated sphalerite has been noted in core. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 500 meters in depth.

Mining Operations

Production and Mine Life

The Pueblo Viejo mine is an open pit conventional truck and shovel mining operation. It achieved commercial production in January 2013 and completed its ramp-up to full design capacity in 2014. Mining operations in 2020 are planned for the Monte Negro pit in phases 6 to 8 and for the Moore pit in phases 9 to 11.

Based on existing tailings capacity, mining activity at Pueblo Viejo is expected to end in 2021 with processing and quarrying operations extending to 2031. As discussed below, Barrick is evaluating a project to expand the capacity of Pueblo Viejo’s process plant and tailings facilities which would significantly increase throughput and extend the life of mine into the 2040s.

Pueblo Viejo produced 590,000 ounces of gold in 2019 (Barrick’s 60% share).

Processing

Gold and silver are recovered through pressure oxidation (autoclave) of whole ore followed by hot cure and hot lime boil, prior to cyanidation of gold and silver in a CIL circuit.

The autoclave circuit is designed to oxidize approximately 1,750 tonnes of sulfide per day, which is equivalent to about 24,000 tonnes of run-of-mine ore at 7.5% of sulfide. Lower sulfide ores are often fed to the plant resulting in higher tonnage, often well over 30,000 tonnes per day. The rest of the process plant is designed to process a minimum 24,000 tonnes per day, but can effectively process over 30,000 tonnes per day as needed. From 2014 to 2019, the process plant produced an average of one million ounces of gold per year. Barrick is evaluating a project to significantly expand the capacity of the process plant as described in further detail below.

Copper is a by-product from the processing plant which was produced as a copper sulfide concentrate through the injection of hydrogen sulfide gas into a solution containing copper ion. This process is currently suspended due to product instability. The process team is currently evaluating the feasibility of alternate methods to recover copper as well as zinc, which has been identified as present in Pueblo Viejo ore.

Infrastructure, Permitting and Compliance

The tailings storage area is located in the El Llagal valley, located approximately four kilometers south of the plant site. The Lower Llagal tailings storage area, made up of one main dam and three saddle dams, will contain all of the waste rock generated over the life of the Pueblo Viejo mine as well as process tailings up to 2026, at which point the tailings storage will transition to another tailings storage facility. In addition to solids storage, the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. Additional tailings impoundment capacity, as required by the resource base, will be studied and implemented as described in further detail below. The mine is situated in a seismically active area. The design of the dams at the site was based on the maximum credible earthquake criteria.

Studies remain supportive of a plant and tailings capacity expansion at the Pueblo Viejo mine that could significantly increase throughput, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis), and extend the life of mine into the 2040s. Work completed to date has resulted in a flowsheet adopting the upgrade of the existing autoclaves to vaporize additional water as the means of dissipating the extra heat from the higher sulphide feed to the pressure oxidation (POX) circuit. This involves additional high-pressure slurry pumps and recycle flash capability with thickening provided through an upgrade of existing facilities. This oxidation solution provides for lower capital and operating costs compared to previously studied options. A new flotation circuit to enable higher sulphide feed for the oxidation circuit is expected to be constructed. Additional neutralization, flotation leach, limestone grinding and water treatment are also included in the flowsheet. The project has the potential to convert roughly 11 million ounces of measured and indicated resources to proven and probable reserves (100% basis). Based on the advanced studies completed to date, Barrick continues to progress its engineering and evaluation work towards a feasibility study for the process plant expansion and the proposed tailings storage facility. Barrick currently expects this project to require an initial investment of approximately $1.3 billion (100% basis).

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements vary, but are generally less than 150 megawatts at 24,000 tonnes per day. In 2013, PVDC commissioned a 218 megawatt Wartsila combined cycle reciprocating engine power plant, together with an approximately 72 kilometer transmission line connecting the plant to the minesite. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant is dual fuel and was converted to natural gas from heavy fuel oil in 2019. In 2019, PVDC signed a 10-year natural gas supply contract with AES Andres DR, S.A. (“AES”) in the Dominican Republic. AES also completed a new gas pipeline to the facility. The power plant began supplying power to the mine using natural gas in the first quarter of 2020. Conversion of the facility is expected to reduce greenhouse gas emissions associated with Pueblo Viejo by 30%, to reduce nitrogen oxide by 85% and to reduce costs.

All material permits and rights to conduct existing operations at the Pueblo Viejo mine and power plant facilities have been obtained and are in good standing.

Environment

Elevation at the minesite ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October.

The Pueblo Viejo minesite is affected by a number of significant legacy environmental issues resulting from the conduct of operations at the site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities of the State. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. In addition, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which remain the responsibility of the Dominican State. Furthermore, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Monte Negro Fiscal Reserve. Under the SLA, PVDC and the Dominican State were required to come into compliance with the historic environmental mitigation and remediation matters, for which they are responsible under that agreement, by November 2014. PVDC achieved compliance by that deadline. In the second half of 2016, PVDC was contracted to act as an agent of the Dominican State to carry out activities for which the Dominican State is responsible under the SLA pursuant to the Environmental Management Plan of the State (Plan de Administración del Estado). The requisite environmental permits were received in November 2016 to carry out the first stage of the closure plan, which focuses on dewatering, buttressing, and improving the stability of the old Mejita tailings facility. Dewatering of the old Mejita tailings facility was completed in 2018, as well as the geotechnical investigation program. Construction activities are planned to commence in 2020.

In 2019, PVDC’s activities at the Pueblo Viejo mine were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $173 million (100% basis) (as described in Note 2u to the Consolidated Financial Statements). In addition, an environmental reserve fund has been established in an offshore escrow account, as required by the SLA, and funded by PVDC during operations until the funds are adequate to discharge PVDC’s closure reclamation obligations.

Exploration and Drilling

During 2019, a geophysical survey was performed to identify anomalous zones in the sub-surface over five profiles with 16.5 kilometers of line surveys. Seven drilling programs were undertaken, consisting of reverse circulation and diamond core drilling totaling 23,309 meters. Three programs were exploration: Mejita, Cumba and Arroyo Hondo. Four programs were confirmed to be of no further mineral exploitation interest or limestone resource development: Camp-3000, Hondo Phase 2, Quemados and San Juan.

In 2020, exploration plans include geophysical surveys of Arroyo Hondo and PVTD areas. Drilling campaigns consisting of reverse circulation and diamond core drilling will include Arroyo Hondo, Upper Mejita, Moore North, ARD1 and Cumba North. Condemnation programs will cover Arroyo Hondo, Hondo Phase 2 & 3, and Quemados. Limestone resource drilling will continue in the San Juan area.

As of December 31, 2019, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contained 2,071 drill holes, comprised of 1,102 diamond drill core holes and 969 reverse circulation. Samples totaling 216,126 meters from diamond drill holes and 136,340 meters from reverse circulation have been collected. In addition, 17,396 close-spaced reverse circulation grade control drill holes, totaling 739,843 meters, were used to estimate the gold, silver and copper resources. The drill hole spacing is variable, ranging from 10 to 30 meters.

Systematic re-logging of hundreds of holes for 225,000 meters covering the entire Pueblo Viejo property and development of a new 3D geology model was completed in 2019, which is the first integrated geology, alteration and structural model completed on this world class orebody since 2009. Drill testing of targets generated from this new integrated geological model and a renewed understanding of the controls to mineralization commenced late in 2019, totaling eight broad spaced diamond drill holes for 2,251 meters at Mejita southeast and northeast. To the southeast of Mejita, a structural control to high grades was established and drill-tested; however, the favorable horizon has been eroded. To the east and northeast of Mejita, historic gold in soil anomalies grading +100ppb Au are in part coincident with the projection of a northeast ore controlling structure from the Moore Pit in an area coincident with newly mapped phreatomagmatic breccias.

Drill testing intersected favorable alteration and results are pending. In the first quarter of 2020, Barrick will be applying geophysical techniques to map potential concentrations of sulfides associated with mineralization at Arroyo Hondo and Arroyo del Rey; such surveys were historically successful at mapping sulfide association with the Monte Negro and Moore ore bodies.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: a net smelter return royalty of 3.2% based on gross revenues less some deductible costs (royalties do not apply to copper or zinc); a net profits interest of 28.75% based on an adjusted taxable cash flow; a corporate income tax of 25% based on adjusted net income; a withholding tax on interest paid on loans and on payments abroad; and other general tax obligations. The SLA tax regime includes a stability clause.

A second amendment to the SLA became effective on October 5, 2013, resulting in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which is adjusted up or down every three years based on future metal prices. Based on provisions of the SLA, during 2017 PVDC and the Dominican government reached an agreement on an updated financial model underpinning the graduated minimum tax rates for the period from 2017 through 2019. At the end of July 2019, PVDC submitted to the government an initial draft of an updated financial model and submitted a final version on December 26, 2019, on which the applicable graduated minimum tax rates for the period from 2020 to 2022 will be based (see “Legal Matters – Government Controls and Regulations”).

During 2017, the government of the Dominican Republic repaid the outstanding balances of approximately $32 million for community relocation, as agreed in the SLA.

Streaming Transaction

On September 29, 2015, Barrick closed a gold and silver streaming transaction with Royal Gold for production linked to Barrick’s 60% interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. Barrick has accounted for the upfront payment as deferred revenue and recognizes it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. Barrick will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick sells gold and silver to Royal Gold equivalent to: (i) 7.5% of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75% thereafter; and (ii) 75% of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5% thereafter. Silver is delivered based on a fixed recovery rate of 70%. Silver above this recovery rate is not subject to the stream. There is no obligation to deliver gold or silver under the agreement if there is no production from Pueblo Viejo.

Barrick receives ongoing cash payments from Royal Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter, payments will double to 60% of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Pueblo Viejo mine for the period indicated:

	Year ended December 31, 2019[1]	Year ended December 31, 2018[1]

Tonnes mined (000s)	24,732	24,063

Tonnes of ore processed (000s)	5,164	5,008

Average grade processed (grams per tonne)	3.91	4.04

Ounces of gold produced (000s)	590	581

1	Barrick’s 60% share.

The most recent technical report on the Pueblo Viejo mine is the technical report entitled “Technical Report on the Pueblo Viejo Mine, Sanchez Ramirez Province, Dominican Republic” dated March 19, 2018 and authored by RPA. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the Dominican Republic. Nevertheless, operating in emerging markets, such as the Dominican Republic, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada, such as the SLA negotiations described above. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the Dominican Republic. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company manages and mitigates controllable risks at its Pueblo Viejo operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Pueblo Viejo mine.

Kibali Mine

General Information

Project Description

The Kibali gold mine (“Kibali”) is located in the northeast of the Democratic Republic of Congo (“DRC”), approximately 560 kilometers northeast of the city of Kisangani and 150 kilometers west of the Ugandan border town of Arua, near the international borders of Uganda and South Sudan. Kinshasa, the capital city of the DRC, is located approximately 1,800 kilometers southwest of Kibali. Personnel access to Kibali is commonly through charter flight directly to site from Entebbe, Uganda, which is served daily by international commercial flights from European cities. Road access is available from Kampala, Uganda and is approximately 650 kilometers, which provides the primary route for the operational supply chain.

The mine has approximately 2,150 employees and 2,650 contractors.

Kibali consists of multiple mineral deposits, including: Karagba-Chauffeur-Durba (“KCD”), Sessenge, Sessenge SW, Pakaka, Pamao, Gorumbwa, Mengu Village, Megi, Marakeke and Kalimva/Ikanva. The Kibali permit covers an area of approximately 1,836 square kilometers.

Kibali Goldmines SA (“Kibali Goldmines”), a joint venture company between Barrick, Anglo Gold Ashanti Limited (“AngloGold”), and Société Minière de Kilo-Moto SARL (formerly Offices des Mines d’Or de Kilo-Moto) (“SOKIMO”), has been granted ten Exploitation (Mining) Permits under the DRC Mining Code (2002), eight of which are valid until 2029 and two of which are valid until 2030. Pursuant to the DRC Mining Code (2002), to keep mining concessions in good standing, concession holders are required to pay certain permit fees and annual surface rights fees.

Sufficient surface rights have been obtained for current operations at the property.

History

Moto Goldmines Limited (“Moto”), the previous operator of the Kibali project, acquired a 70% interest in the Kibali project in 2004 from SOKIMO. Moto completed a pre-feasibility study in 2006, a feasibility study in 2007, and an optimized feasibility study in 2009.

In 2009, Randgold and AngloGold entered into a 50/50 joint venture, which acquired all of the issued share capital of Moto and, as a result, Moto’s 70% interest in the Kibali project. Later in 2009, the joint venture acquired an additional 20% interest in the Kibali project from SOKIMO, giving Randgold a 45% interest in Kibali. On January 1, 2019, Barrick acquired Randgold’s 45% interest in Kibali by virtue of the Merger. Barrick is the operator of Kibali.

Geology

Geological Setting

The gold deposits at Kibali are hosted within the Kibali Greenstone Belt (otherwise referred to as Moto granite-greenstone terrane), bounded to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa District. The Kibali Greenstone Belt is an elongate west-northwest-east-southeast trending terrane containing Archean aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations, sub aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali permit area are interpreted as having been laid down in an aqueous environment.

The majority of the primary lithologies are clastic (sedimentary) in origin, possibly being developed in a regional extensional environment such as a rift graben or half graben. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, banded iron formations, and cherts that were metamorphosed under greenschist facies conditions, situated along a curvilinear zone 20 kilometers long and up to one kilometer in width, known as the “KZ Structure”. Gold mineralization is concentrated in gently northeast to north-northeast-plunging fold axes whose orientations are generally parallel with a prominent lineation in the mineralized rocks.

The Kibali deposits differ from many orogenic gold deposits as they are hosted within a thrust stack sequence with ductile to brittle-ductile deformational structures and a complex folding history. There are two principal structure sets: northwest-southeast striking, northeast dipping thrust faults and a series of sub-vertical northeast-southwest shear structures both of which, in association with the folding, are considered important mineralizing controls. Unlike many other orogenic gold deposits, mineralization within the Kibali district typically lacks significant phases of quartz-rich veins.

Mineralization

The mineralized deposits of the Kibali permit are associated with halos of quartz, ankerite, and sericite (ACSA-A) alteration. The KCD deposit is the principal mineralized occurrence along the Sessenge-KCD trend. It consists of three semi-vertically stacked lodes hosted within the volcano-sedimentary units, conglomerate units, and ironstone and chert assemblages. The location of the individual lodes within the KCD deposit are intimately controlled by the position, shape, and orientation of a series of gently northeast-plunging fold axes. The lodes may be linked genetically by large-scale recumbent folding developed between two bounding northeast trending structures.

Both Gorumbwa and Kombokolo deposits occur along a northeast trending mineralized corridor located 800 meters to the west of the main Sessenge-KCD structural zone. Both deposits are considered to be formed from the same mineralizing event, with similar alteration and structural characteristics to the KCD deposit but significantly smaller in size. The underground and open pit workings at KCD, which were previously mined by SOKIMO, are presently collapsed and flooded. The Gorumbwa void is still being mined.

The Pakaka-Pamao deposits are located at the southeast end of the 7 kilometers northwest trending Pakaka-Mengu Trend. Gold mineralization at Pakaka-Pamao is hosted by the meta-conglomerate interbedded with minor tuffaceous units. Recent works show mineralization to be hosted in meta-sandstone and banded iron formation.

Mengu Village is located near the northwest end of the Pakaka-Mengu Trend. The mineralization is tabular in form, trending northwest and dipping shallowly to the northeast, and is hosted by conglomerates with thin ironstone and carbonaceous shale intercalations.

The Marakeke deposit is located midway along the Pakaka-Mengu Trend with mineralization developed in a variably carbonate-sericite-silica altered ironstone-chert.

The Kalimva/Ikanva deposits are located at approximately 4 kilometers northwest of the Mengu Trend. Gold mineralization at Kalimva consists of a southeast dipping tabular halo along the north-northeast regional shear, with high-grade shoots dispersed along the stretching lineation in conjunction with alteration. The main alteration is remobilised chlorite, silicification, and occasionally strong iron carbonate. Sulphide is generally present as pyrite, but occasionally pyrrhotite. Ikamva is located in the contacts between siliclastic banded iron stone and metasediments, being remobilised within a recumbent fold verging to the northwest. The main alteration style is silicification with some local patches of iron carbonate with fine pyrite.

Mining Operations

Production and Mine Life

Open pit mining takes place in a number of satellite pits over approximately 14 kilometers. Some of the pits are relatively shallow and have a short mine life of two years or less, such as Pamao and Sessenge, while others are deeper and have a longer life of more than two years, such as Pakaka and Gorumbwa. There are four main open pit deposits, KCD, Pakaka, Pamao and Sessenge, located within an approximate 7 kilometer radius. The KCD pit is the largest pit at 1.7 kilometers north-south (approximately), 0.8 kilometers east-west and 250 meters deep. Mining has now been completed at the Mofu (2015), Mengu Hill, Kombokolo and Rhino (2016) pits, and at the first two pushbacks in the KCD pit (2016).

As of December 31, 2019, the operational pits were KCD pushback 3, Gorumbwa and Sessenge. Open pit mining is conducted by the contractor Kibali Mining Services, a DRC company, using either free-dig or conventional drill, blast, load and haul methods. The mining equipment is ultimately jointly owned by Barrick and the contractor’s parent company, the Bouygues Group. Dewatering borehole systems are installed for all pits to lower the groundwater level prior to the commencement of mining. A system of dewatering trenches are established prior to the commencement of mining in each of the pits, preventing the inflow of any surface water to the active mining areas.

The upper levels of the open pits are usually in weathered material, which typically is free digging material. Once fresh (un-weathered) rock is encountered, drilling and blasting is required.

The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50-meter crown pillar separates the pit bottom from the top of the underground mine. The underground mine is a long-hole stoping operation planned to produce at a rate of 3.6 million ore tonnes per year.

Development of the underground mine commenced in 2013. Stoping within the upper levels commenced in 2015, utilizing the twin surface decline system for the trucking of ore to surface. A vertical production shaft (751 meters deep) completed commissioning in December 2017 and ramped up to full production during 2018. From 2018 onwards, the majority of ore is hoisted to the surface via the shaft. The decline to surface is used to haul from some of the shallower stopes and to supplement shaft haulage as well as to provide ready access for plant and equipment. A major pump station has been installed near the shaft bottom with redundant capacity in the pumps and pipelines to the surface.

A significant portion of the capital and access development for the mine is in place; to date, 35,655 meters of capital development and 15,651 meters of waste access development have been completed. The current life of mine plan contains a further 12,713 meters of capital lateral development and 16,309 meters of waste access development. The key capital infrastructure remaining to be developed are the 9101 decline, 9101 incline, southern exhaust raises and the 3101/3102 access development.

The proposed mining methods are variants of long-hole open stoping with cemented paste fill.

No significant failures of the openings in the underground workings have occurred. The rock assessed for the rock mass model is ranked as good to very good.

The underground mining operations are fully managed by Kibali staff. Based on the most recent mine plans and production, the Kibali open pit operation is expected to continue until 2030 (in accordance with the pre-feasibility study at Kalimva-Ikamva) and the underground until 2032. Kibali produced a total of 814,000 ounces of gold in 2019, of which Barrick’s share was 366,000 ounces of gold.

Processing

The Kibali gold processing plant comprises two largely independent processing circuits, the first one designed for oxide and transition ores and the second for sulphide refractory ore. However, both circuits are designed to process sulphide ore when the oxide and transition ore sources are no longer available. The circuit comprises crushing, ball milling, classification, gravity recovery, a conventional CIL circuit, flash flotation and conventional flotation, together producing a concentrate which goes to ultra-fine-grinding and a dedicated intensive cyanide leach.

The processing plant rated throughput is 3.6 million tonnes per annum of soft oxide rock ore through the oxide circuit and 3.6 million tonnes per annum of primary sulphide rock ore through a parallel sulphide circuit. Once the plant is sulphide only, the capacity is 7.2 million tonnes per annum of sulphide ore. Overall, the actual process plant gold recovery in 2019 reached design standards at an average 88.8%.

Infrastructure, Permitting and Compliance

The primary source of raw water is from the Kibali River. Storm water is collected and stored in the raw water dam, which has a storage capacity of 9,500 cubic meters. The processing plant is, however, primarily supplied by return water from the tailings storage facilities and thickener overflow, with raw water making up the deficit.

Kibali is dependent on its own power generation facilities for the supply of electrical power. There are three separate thermal power stations that each have twelve 1500-kVA Cat diesel generators. Three hydro power stations are commissioned and can produce up to 42 megawatts during the wet season.

All material permits and rights to conduct existing operations at the Kibali operations have been obtained and are in good standing.

Environment

An environmental management plan is in place, and the Kibali operations are ISO 14001:2015 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the International Cyanide Management Code.

Tailings are generated from the plant and disposed of in two separate tailings storage facilities – the flotation tailings storage facility and cyanide tailings storage facility.

Three plant species were recorded within the Kibali permit which are considered to be of conservational significance.

In 2019, all of Kibali Goldmine’s activities were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $26.5 million (Barrick’s 45% attributable share was $11.9 million).

Exploration and Drilling

The focus of exploration at Kibali in 2019 was on resource replacement and additions, reviewing and testing opportunities and potential within and outside the known deposits, closing potential gaps between deposits and testing extensions down plunge for underground potential as well as surface potential for open pit opportunity.

During 2019, the exploration program targeted the 11000 lode of the KCD from underground, the continuity down plunge of the 3000 and 5000 lodes and conversion of Kalimva-Ikamva into indicated mineral resources. Sayi and Oere were also subject to drilling to test the potential identified on these prospects for satellite open pit. A total of 112,571 meters of diamond drill core in 1,050 holes and 115,639 meters of reverse circulation, in 1,704 holes were drilled from surface exploration and grade control drilling programs.

In 2020, further resource extension at KCD underground is underway on the 290L underground exploration drive to convert the 5000 and 9000 lodes down plunge into indicated mineral resources as well as drilling to add the 11000 lode into inferred mineral resources. Additional surface drill programs will test the down plunge extension of KCD with another step out fence from the known model, as well as the Gorumbwa, Pakaka and Kalimva down plunge extensions for underground opportunities. Kibali is also planning to complete a feasibility study on the Pamao and Megi open pit mineral resource with significant additional advanced grade control drilling. In all, a total of approximately 276,766 meters of exploration and grade control drilling is planned at Kibali in 2020.

Royalties and Taxes

The DRC Mining Code (2002) and associated regulations have been amended with an updated Mining Code which came into force on March 9, 2018 (the “DRC Mining Code (2018)”) and the related amended mining regulations which came into force on June 8, 2018.

The following changes made to the DRC Mining Code (2002) in 2018 introduced a series of potentially significant adverse changes on Kibali: (i) royalty charges are to be increased from 3.5% to 4.5%, increasing royalty charges over the life of mine by an estimated $102 million, which would not materially impact the life of mine profitability; (ii) various increases in import and other duties from 4% to 7% depending on consumable type, which would not materially impact the life of mine profitability; and (iii) a super-tax profit has been promulgated based on the feasibility study prepared at the time the approval was given for the building of the Kibali project and accordingly, such a tax would only apply if the average annual gold price was in excess of $2,000 per ounce.

Full payment has been made on all taxes required by the Government to date. All payments were made under duress in order to protect Kibali’s acquired and vested rights under the DRC Mining Code (2002). See “Legal Matters – Government Controls and Regulations”.

Mining and Processing Information

The following table summarizes certain mining and processing information for the Kibali mine for the period indicated (Barrick’s 45% share):

	Year ended December 31, 2019	Year ended December 31, 2018[1]

Tonnes mined (000s)	12,273	14,790

Tonnes of ore processed (000s)	3,381	3,698

Average grade processed (grams per tonne)	3.80	3.45

Ounces of gold produced (000s)	366	363

1

Kibali did not form part of Barrick’s consolidated results in the year ended December 31, 2018, as it was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

The most recent technical report on the Kibali gold mine is the technical report entitled “Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo”, with an effective date of December 31, 2017 and an issue date of September 18, 2018, authored by Rodney B. Quick, Simon Bottoms, Richard Quarmby,

Andrew Law and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in the DRC. Nevertheless, operating in emerging markets, such as the DRC, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in the DRC. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its DRC operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Kibali gold mine.

Loulo-Gounkoto Mine Complex

General Information

Project Description

The Loulo-Gounkoto Mine Complex (“Loulo-Gounkoto”) is situated in western Mali adjacent to the Falémé River, which forms the international boundary between Mali and Senegal. Loulo-Gounkoto is located 350 kilometers west of the capital city of Bamako, 220 kilometers south of Kayes and to the northwest of the nearest town Kenieba. The Dakar to Bamako Millennium highway crosses the Loulo-Gounkoto haul road and serves as the primary access point for both mines and provides excellent road transport links with the rest of the country as well as to Senegal. The mine complex has approximately 2,100 employees and 2,400 contractors.

The Loulo gold mine (“Loulo”) consists of multiple mineral deposits including: Yalea, Gara, Loulo 3, Baboto, Gara West, P129, P125L3, P129QT, Loulo 1, Loulo 2 and L2-L3 Gap, P125L3 and PQ10. The Gounkoto gold mine (“Gounkoto”) consists of multiple mineral deposits including: Gounkoto and Faraba. The Loulo and Gounkoto permits currently cover 261.23 square kilometers and 99.95 square kilometers respectively, for a total area of 361.18 square kilometers.

The Loulo gold mine is within the Loulo Exploitation Permit (the “Loulo Permit”). The Loulo Permit was most recently amended on June 21, 2012. It covers the Gara and Yalea underground mineral reserves and the Baboto, Gara West and Loulo 3 open pit mineral reserves. The Loulo Permit remains in force for a period of 30 years, after which it is renewable if production is still taking place.

In 2010, the Gounkoto Exploitation Permit (the “Gounkoto Permit”) was granted, which was split from the Loulo Permit. The Gounkoto Permit, which incorporates the Gounkoto and Faraba Reserves, is valid for 30 years.

To keep mining concessions in good standing, concession holders are required to pay royalties and corporate taxes to the Malian government. See “Royalties and Taxes” below.

Sufficient surface rights have been obtained for current operations at the property.

History

The Gara gold deposit was discovered in 1981 by a joint venture between the Malian Direction Nationale de la Géologie et des Mines and the French Bureau de Recherches Géologiques et Minières. In 1992, BHP Minerals Mali entered into an agreement with Société des Mines de Loulo SA (“SOMILO”), a Malian company, for a joint venture that developed the Gara deposit into a mineral resource that was deemed sub-economic at the time.

During 1996, Randgold acquired BHP Minerals Mali and undertook additional regional exploration which resulted in the 1997 discovery of Yalea, the second of two deposits that make up the Loulo gold mine. Gounkoto was discovered through regional exploration in 2009, with first gold being produced at the Gounkoto open pit in 2011. On January 1, 2019, Barrick acquired Randgold’s 80% interest in Loulo-Gounkoto by virtue of the Merger.

The Loulo mine is owned by SOMILO, which is owned 80% by Barrick and 20% by the State of Mali.

The Gounkoto gold mine is owned by Société des Mines de Gounkoto SA, a Malian company, which is owned 80% by Barrick and 20% by the State of Mali.

Geology

Geological Setting

Loulo-Gounkoto is located within the Kedougou-Kenieba erosional inlier. The inlier is unconformably overlain by Upper Proterozoic sandstones towards the east and further south. Loulo-Gounkoto is predominantly underlain by the Kofi formation consisting of greywacke, sandstone, argillaceous sandstone, calcareous sandstone and tourmalinized sandstone, sheared greenstone units.

Mineralization

The Yalea main mineralized body is hosted by the Yalea Shear, where it is intercepted by the Yalea Structure. The Yalea Shear is a 1.4-kilometer long brittle-ductile, north-south striking, mineralized fault that transects the Yalea Structure, which is a complex, north to north-northeast striking shear zone. The Yalea mineralization is predominantly hosted in hydrothermally brecciated argillaceous pink quartzites.

Gara (previously known as Loulo 0) is hosted within an intensely tourmaline greywacke unit which outcrops on the surface due to its high resistance to weathering.

Baboto is a shear hosted deposit situated along a north-south striking shear structure located approximately 14 kilometers north-northeast from the Yalea deposit. Baboto is dominated by a thick sequence of metasediments and structural breccias. Gold mineralization is mainly associated with the finely disseminated pyrite occurring in the brittle-ductile shear breccias.

Loulo 3 is located 4 kilometers north-northeast of the Yalea mine. Loulo 3 consists of three mineralized zones: a north-northwest trending main zone, which is situated on the Loulo 3 structure and is transected by the north-northeast striking main zone, which is situated on the Yalea structure, and the third small sub- parallel northwest striking footwall zone. Mineralization consists of a mixture of quartz and hematite veinlets hosted in a zone of silica-carbonate alteration within local tourmaline alteration in the south. Gara West is located 200 meters west of the pit at Gara and is characterized by predominantly shear and breccia hosted mineralization within a medium to coarse grained sandstone unit that is variably altered with tourmaline, chlorite and silica-carbonate.

Other minor satellite deposits are present within the Loulo Permit, which exhibit similar geological characteristics to the other major deposits outlined above.

Gounkoto is a large north-northwest trending shear zone, with a complex assemblage of ductile shear breccias, shears and faults characterized by a stepped geometry, with wider zones of mineralization generally seen on the northwest trending structures and narrower zones on the north-south trending structures.

The Faraba deposit strikes north-northwest and is comprised of several zones of gold mineralization hosted within and along the contacts of north-south striking, coarse grained, gritty sandstone units (lithic wackes) in a package of sheared argillaceous sediments. Gold mineralization is dominantly hosted by pyrite, with local magnetite, chalcopyrite, arsenopyrite and pyrrhotite.

Mining Operations

Production and Mine Life

The Loulo Permit is currently comprised of the Baboto open pit, Loulo 3 open pit and the Gara West open pit. The Yalea and Gara underground mines are currently in operation and are accessed via portals located in open pits and a box cut. The proposed mining method for Gounkoto underground consists of long-hole bench stoping with backfill. The Gounkoto underground feasibility has been completed and integrated into the Loulo-Gounkoto complex plan. Development will start in 2020 with the aim of mining the crown pillar under the North Pit by 2022. It adds high-grade ounces to Loulo-Gounkoto from 2022.

Based on existing reserves and production, the Loulo-Gounkoto open pit operation is expected to continue until 2024 and the underground operation until 2032. Loulo-Gounkoto produced a total of 715,000 ounces of gold in 2019, of which Barrick’s attributable share was 572,000 ounces of gold.

Processing

The Loulo processing plant uses a CIL gold extraction process with a throughput capacity of 4.8 million tonnes per annum. The Loulo process plant processes ore from both the Loulo and Gounkoto operations. The plant uses a conventional crushing, milling, gravity, CIL, and tailings disposal circuit.

Gold recovery is maintained above 90% by blending the various ore sources (Yalea / Gara / Gounkoto) to control the copper and arsenic content within the mill feed. The current life of mine has an average recovery of

90%. The average gold recovery in 2019 was 91.9%, which is a decrease of average gold recovery from 2018 (92.3%).

Infrastructure, Permitting and Compliance

The climate at Loulo-Gounkoto is strongly influenced by the north and southward movement of the Inter Tropical Convergence Zone, which creates distinctive wet and dry seasons. Although annual evaporation exceeds the annual rainfall, an excess of water is available during the peak of the wet season (July to September) to generate surface water run-off. Water is sourced for the Loulo-Gounkoto complex from the Gara and Falémé rivers, which run through the Loulo-Gounkoto site.

Power is generated on site using light and heavy fuel generators. Additionally, a solar power project will contribute 20 megawatts, delivered in four phases of five megawatts each, which is estimated to be completed by the end of the third quarter of 2020.

All material permits and rights to conduct existing operations at Loulo-Gounkoto have been obtained and are in good standing.

Environment

Climatic conditions do not materially affect either exploration, development, or mining operations.

An environmental management plan is in place, and Loulo’s operations are ISO 14001 compliant and independently audited to continuously improve environmental management. The site is also audited against the requirements of the International Cyanide Management Code.

In 2019, all activities at Loulo-Gounkoto were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

As at December 31, 2019, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS, as defined by IAS 37, and that have been updated each reporting period, was $37.0 million for Loulo and an additional $11.3 million for Gounkoto.

Exploration and Drilling

Since 1993, the following sampling has been undertaken at Loulo-Gounkoto for a combined total of 2,407,317 meters: (i) diamond drilling of 5,411 drill holes for 1,186,208 meters; (ii) reverse circulation drilling of 18,514 drill holes for 963,687 meters; (iii) rotary air-blasted drilling of 5,424 drill holes for 137,063 meters; (iv) trenches of 1,306 cuts for 77,058 meters; and (v) underground channels of 7,200 channels for 46,423 meters.

Exploration at Loulo-Gounkoto is focused on advancing both brownfields and greenfields targets. Brownfields exploration involves testing underground and open pit extensions of the current mineral resources for high-grade mineralization based on the structural model. The current exploration concept has been proven to be effective. Drilling programs in 2019 focused on grade control drilling in all operations and in exploration at Yalea Far South Transfer Zone and Loulo 3. A total of 335,273 meters of diamond, reverse circulation drilling trenches and channels in 4,179 holes were drilled from underground and surface exploration drilling programs in 2019. In 2020, the following drilling programs will be undertaken: continued grade control drilling at all operations; extension drilling at Yalea; definition drilling at Loulo 3 and Faraba; and reverse circulation drilling of greenfields exploration targets. In all, a total of approximately 220,000 meters of exploration and grade control drilling is planned at Loulo-Gounkoto in 2020.

Royalties and Taxes

Separate establishment conventions applicable to the Loulo and Gounkoto mines regulate the fiscal conditions under which the mines operate and are based on the Mali Mining Code (1991). A 6% royalty is payable to the Malian government based upon production, together with a corporate tax rate on profits at 30% and a minimum of 0.75% on gross revenues if a loss is made. On September 29, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was published in the Official Gazette on October 30, 2019. However, the new ordinance has not yet been ratified by the Malian Parliament. Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein. Loulo received a five-year tax holiday from initial production in October 2005, which has since expired. Gounkoto received a two-year tax holiday from initial production in 2013 and has since received governmental approval for use of a 50% corporate tax reduction for four years from the beginning of 2018 to support its development of a super pit. Each convention includes exoneration on fuel duties for the life of the Loulo-Gounkoto complex and on import duties for three years from initial production.

Mining and Processing Information

The following table summarizes certain mining and processing information for Loulo-Gounkoto (Barrick’s 80% share) for the periods indicated:

	Year ended December 31, 2019	Year ended December 31, 2018[1]

Tonnes mined (000s)	32,192	30,926

Tonnes of ore processed (000s)	3,945	4,123

Average grade processed (grams per tonne)	4.90	4.31

Ounces of gold produced (000s)	572	528

1

Loulo-Gounkoto did not form a part of the Barrick consolidated results in the year ended December 31, 2018, as it was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

The most recent technical report on Loulo-Gounkoto is the technical report entitled “Technical Report on the Loulo-Gounkoto Mine Complex, Mali”, with an effective date of December 31, 2018 and an issue date of September 18, 2018, prepared by Rodney Quick, Simon Bottoms, Richard Quarmby, Derek Holm and Graham E. Trusler. This technical report has been filed on SEDAR in accordance with National Instrument 43-101.

The Company has extensive operating experience in Mali. Nevertheless, operating in emerging markets, such as Mali, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to occur in other jurisdictions such as the United States or Canada. As an emerging market, additional risks and uncertainties are applicable to Barrick’s operations in Mali. For additional details, see “Foreign investments and operations”, “Permitting and Government Relations”, “Inflation”, “Joint ventures”, “Security and human rights”, “Artisanal mining”, “Community relations and license to operate”, “Government regulation and changes in legislation” and “U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws” in “Risk Factors”.

While all risks cannot be mitigated or eliminated, the Company expects to manage and mitigate controllable risks at its Mali operation through the consistent application of a variety of corporate governance structures and processes that are materially the same as those applied at its other operations located in developed markets. For additional details, see “Narrative Description of the Business – Operations in Emerging Markets: Corporate Governance and Internal Controls”.

The map on the following page sets out the design and layout of the Loulo-Gounkoto mine complex.

EXPLORATION AND GROWTH PROJECTS

Barrick has historically grown its reserve base through a combination of discovery and acquisitions involving an exploration strategy that includes district development programs, which focus on exploration in and around its operating properties, as well as early-stage exploration programs. The Company’s strategy is to maintain a mix of projects at different stages in the exploration and development sequence. In 2019, Barrick spent a total of $249 million on its exploration and evaluation activities (2018: $174 million), comprised of $232 million of exploration expenditures ($195 million expensed; $37 million capitalized) and $17 million of expensed evaluation expenditures. Of the total $232 million spent on exploration in 2019, approximately $109 million was spent in North America, approximately $52 million was spent in Latin America and Asia Pacific and approximately $71 million was spent in Africa.

Barrick’s exploration strategy is fourfold: (i) consolidate and secure dominant land positions in favored operating districts and expand beyond the Company’s current jurisdictions into emerging new prospective geological domains; (ii) focus on economically feasible Tier One Gold Asset discoveries; (iii) collaborate closely with mineral resource managers to optimize and deliver value from its existing orebodies and mining operations; and (iv) establish and develop motivated and highly agile discovery-driven teams.

Exploration is conducted through the Company’s regional exploration offices and sites around the world. Barrick’s exploration success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective mineral districts and a structured and disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are performed. The Company has maintained a strong commitment to exploration by recognizing the value to the Company through exploration and evaluations success. Highlights of the Company’s greenfield exploration program for 2019 include the significant expansion of inferred resources at Fourmile; a new discovery about one kilometer north of Fourmile; extending high-grade mineralization at Yalea, Gounkoto and Loulo 3; resource conversion at Djinni, extending the life of mine at Tongon by approximately one year; and completion of a pre-feasibility study at Kalimva-Ikamva, which extended the open pit mine life at Kibali to 2030.

Barrick’s partnerships are thoughtful and strategic in nature. There are two primary objectives for Barrick’s exploration partnerships. The first is to augment Barrick’s operating presence in core regions. The second is to focus on emerging new district plays that have the potential to yield multiple new economic discoveries. Barrick seeks out partners with talent, credibility, integrity, proven track records and a strong commitment to communities and the environment. Barrick’s recent partnership business activities include:

•

On February 4, 2019, Barrick entered into a strategic alliance agreement with Reunion Gold Corporation to form a 50-50 alliance to jointly explore for, develop and mine certain mineral projects in the Guiana Shield, including Guyana, Suriname, French Guiana and the North and Northeast Regions of Brazil.

•

On February 24, 2020, Barrick formed a country-wide alliance with Japan Gold to jointly explore, develop and mine certain gold mineral properties and mining projects in Japan. The Alliance includes 28 out of 30 projects currently held by Japan Gold.

The Company’s exploration projects must pass a set of filters to advance, otherwise they are eliminated. The Company aims to continually replenish its reserve and resource pipeline at all stages.

Barrick is already operating in many of the world’s most prospective gold districts, but continues to look for emerging new gold districts wherever they may be. The Company has active reconnaissance teams scouting for new tier one opportunities in the Guiana Shield, Canada and more recently in Japan and Tanzania. The Company’s teams conduct close surveillance of competitor activity to identify emerging new discoveries and projects where the full potential to yield a discovery has not yet been realized.

The Company’s mineral resource management (“MRM”) model is a core part of Barrick’s operating culture, which introduces responsible and sustainable stewardship of Barrick’s valuable orebodies to optimize and deliver value. Every site has an exploration and MRM lead who work together to update and improve Barrick’s geological models and look to immediate opportunities to identify brownfields potential for resource and ultimately reserve additions.

In 2020, Barrick expects to incur approximately $210 to $230 million of exploration and evaluation expenditures. Barrick’s exploration programs strike a balance between high-quality brownfield projects, greenfield exploration, and emerging discoveries that have the potential to become profitable mines. Barrick continues to take advantage of existing infrastructure and to advance key growth projects such as Goldrush (discussed in further detail below) and Cortez Hills Deep South (see “Material Properties – Cortez Property”) at Nevada Gold Mines and Ikamva-Kalimva at Kibali (see “Material Properties – Kibali Mine”). These expenditures are expected to provide a near-term return on investment by adding to and/or upgrading Barrick’s reserve and resource base, and in some cases may positively impact production and mine life.

Approximately 65% of the Company’s total exploration budget is allocated to the Americas. Heading into 2020, the Carlin Trend will become the most active exploration area in Barrick’s portfolio. Leveraging skills and knowledge from the recent success at Fourmile to make high-impact discoveries is the priority. To ensure effective target selection and testing, the program will continue to focus on building robust geologic understanding by relogging, mapping, sampling and drilling, with data integrated into scale appropriate models.

In 2020, Barrick expects to incur approximately $70 to $90 million of project expenses, compared to $130 million in 2019. Project expenses for 2020 include the costs for the completion of a feasibility study at Goldrush and continued development of twin exploration declines at Turquoise Ridge.

Growth Projects

Goldrush Complex, Nevada, USA

At the Goldrush Complex, now operated under Nevada Gold Mines, updated resource models were completed for Goldrush and will be used as the basis of the final feasibility study. No changes to Goldrush mineral reserves were declared in 2019; reserve estimates will be updated in 2020 upon completion of mine design changes within the feasibility study. Mineral resources were updated in 2019 based on the new models, with Goldrush now reported as part of Cortez underground resources as it is the Company’s intention for the Goldrush mine to be operated by Cortez management once in production. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”.

A geotechnical mining rock mass model was also completed in the fourth quarter of 2019 and this will be used together with the updated geological and resource models to update stope and development designs for the feasibility study. Work on a localized dewatering model commenced in November 2019 and is progressing well, with recommendations expected in the first quarter of 2020.

During 2016, Barrick obtained the necessary permits for the construction of twin exploration declines. This will enable further drilling of the ore body in support of the feasibility study, including the expectation of progressive conversion of measured and indicated resources to proven and probable reserves as the declines are developed. These exploration declines can be converted into production declines in the future. Construction of the twin exploration declines at Goldrush continues to progress ahead of schedule and achieved 4,744 meters of total development, an improvement of 944 meters compared to the 3,800 meters that was budgeted for 2019. Overall progress status stands at 61% (from 46% as at the end of the third quarter of 2019) and the forecast decline completion date is now November 2020 (previously March 2021). The current capital estimate for the Goldrush project is approximately $1.0 billion (100% basis), subject to the completion of the updated Goldrush feasibility study.

Permitting activities are advancing on-track following the submission of a Plan of Operations to the BLM in September 2019. The Company continues to expect updated mine and feed schedules by the third quarter of 2020 and the final Goldrush feasibility study to be completed in the first quarter of 2021.

With additional reserves, better ore body knowledge and additional high grade inferred resources, consolidation of the Goldrush and Fourmile geology models is a top priority. Barrick anticipates that Fourmile and Goldrush will be integrated and developed as a single re-optimized project.

The Goldrush deposit remains open in a number of directions and drilling is currently focused on the area where Fourmile and Goldrush mineralization are expected to coalesce. For additional information, see “Fourmile, Nevada, USA”, below.

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning, as well as a joint venture board-controlled contingency provision. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

Work will begin early in 2020, with 2022 expected to be the first full year of operation. Upon completion, the project is expected to increase copper recoveries by more than 10 percent through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10-15 kilotonnes per annum of copper at lower operating costs over the remaining life of the mine.

Veladero Power Transmission Project, Chile-Argentina

In 2019, the Company commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to the Veladero mine. When completed in the second half of 2020, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was also executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint.

For information on the Third Shaft Project at Turquoise Ridge and future expansion at Pueblo Viejo, see “Turquoise Ridge Complex – Infrastructure, Permitting and Compliance” and “Pueblo Viejo Mine – Infrastructure, Permitting and Compliance”.

Exploration

Nevada Gold Mines

Nevada Gold Mines land holdings encompass more than two million acres across some of the best endowed gold trends in North America. Consolidation of these lands and associated data is being leveraged to build camp-scale, unified geologic models. In 2019, significant modeling advances were made with camp scale models created for the northern part of the Carlin Trend and Gold Quarry area. A preliminary geologic model of the consolidated Turquoise Ridge district was also completed in the fourth quarter of 2019.

Generative activities in Nevada have been reinvigorated with the consolidation of extensive data covering the Nevada Gold Mines area of interest. Regional scale modeling to link the major gold trends will begin in early 2020. The effort will focus on delineating the Roberts Mountains thrust and underlying favorable carbonate rocks where cover conceals this priority targeting criteria across a vast area of interest.

See “Material Properties – Cortez Property”, “Material Properties – Carlin Complex” and “Material Properties – Turquoise Ridge Complex”.

Fourmile, Nevada, USA

At Fourmile, fieldwork continues to add value, even with target depths often exceeding a kilometer, by highlighting structural controls and geochemical leakage through barren bedrock cover as well as areas requiring framework drilling.

The focus in 2019 on aggressive advanced target testing resulted in more than doubling the inferred resource at Fourmile. To achieve this growth, a total of 43 new diamond drill holes totaling 40,712 meters were incorporated into geologic and resource models. The most significant addition was found at the intersection of the steeply west-dipping Anna fault identified from this season’s advanced targeting from the moderately west-dipping Sadler reverse fault and associated fold that has been a key targeting criterion for several seasons. Near this structural intersection, brecciated, metasomatized carbonate rock hosts high-grade mineralization. The zone remains open down-dip to the west as well as along strike. Follow-up drilling will resume in the first quarter of 2020. These new holes will also provide excellent platforms to continue building confidence in the resource by directionally drilling across west-dipping mineralization at a favorable orientation.

With rapid resource growth and the potential significant value associated with high-grade mineralization intersected to date, work supporting geotechnical, geo-metallurgical, hydrological and other characterizations of Fourmile have been initiated. Exploration and technical studies are closely coordinated to leverage as much value as possible from every drill hole. A Fourmile study team will be organized in the first quarter of 2020 to evaluate and de-risk the project. The team will ultimately deliver a feasibility study, key to strategic decisions associated with the project including its possible inclusion into Nevada Gold Mines. Barrick anticipates that Fourmile and Goldrush will be integrated and developed as a single re-optimized project.

Donlin Gold, USA

Donlin Gold contains large, long life mineral resources in a stable jurisdiction, has significant leverage to the price of gold, and therefore represents a valuable long-term opportunity for the Company.

The Donlin Gold project is a large, predominantly refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NOVAGOLD RESOURCES INC. to form Donlin Gold LLC, a jointly owned limited liability company on a 50/50 basis, to advance the project. The second updated feasibility study was effective November 2011 and amended in 2012. Subsequently, the National Environmental Policy Act (“NEPA”) permitting process commenced, with the U.S. Army Corps of Engineers (“USACE”) as the lead agency. Current activities, by which Barrick maintains and enhances the option value of this project at a modest cost, are focused on permitting, community outreach and workforce development. For the project, Donlin Gold has a life of mine Mining Lease for the subsurface rights with the Calista Corporation and a life of mine Surface Use Agreement with The Kuskokwim Corporation, two Alaska Native corporations. In 2015, USACE released a Draft Environmental Impact Statement (“DEIS”) for public review and comment. The comment period for the DEIS ended in May 2016. The final EIS was published in April 2018, with the joint Record of Decision issued by the USACE and the BLM in August 2018 along with certain federal permits, marking the completion of the multi-year federal NEPA environmental review and permitting process. Several major State of Alaska permits were also received and others are proceeding in parallel with current activities.

In 2019, the geologic model was updated to reflect improved understanding of gold mineralization-controlling features. Drilling planned in 2020 will target these controls to continue improving knowledge of the Donlin deposit. As the Donlin Gold project continues to advance through the state permitting process, Barrick is also working with its partner on strategies to further optimize the project. This includes evaluating alternative development scenarios with the potential to lower capital intensity, as well as incorporating innovation, automation and other opportunities to improve overall economics. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant. In support of this, Donlin Gold completed a drilling program of 7,040 meters in 2017 to strengthen understanding of target mineralized zones.

Hemlo, Ontario, Canada

An airborne magnetic survey and surface trenching program was completed during the fourth quarter of 2019. Integrating results from both programs shows a positive correlation between gold and magnetic susceptibility west of the mine. Follow-up will be an important aspect of the 2020 exploration program. Drilling the down plunge extension of the C-Zone to assess growth potential was ongoing through the quarter and will continue into 2020. The C-Zone represents most of the current resources and underground mill feed at Hemlo.

Alturas-Del Carmen, Argentina

In April 2015, Barrick announced a new gold discovery known as Alturas, located in the Andean region of Chile approximately 30 kilometers south of the former El Indio mine. Alturas is part of a large mineralized system which extends well beyond the limits of the current drilling area.    At year-end 2019, Barrick reported an inferred resource of 8.9 million ounces of gold at Alturas. For further information, see “Narrative Description of the Business – Mineral Reserves and Mineral Resources”. In 2017, Barrick completed a scoping-level study for a conventional open pit heap leach operation at Alturas, which fell short of the Company’s hurdle rate. In 2018, Barrick drilled and incorporated an additional 34 drill holes for 11,800 meters into an updated geology and resource model. The additional data and a better understanding of the controls to mineralization enabled the tailoring of the anisotropy to the high grade controls. Barrick applied geological and metallurgical domaining which resulted in an improved geological and geometallurgical model. An additional 22 kilometers of down hole structural data and 13 kilometers of geotechnical logging was incorporated, and the 2017 scoping-level study was updated and revised. This deposit is geologically similar to the nearby Veladero mine in Argentina. In 2019, efforts were focused on the Argentina side of this system (Del Carmen), where drilling assessed the mineral inventory of the Rojo Grande prospect. Results will be incorporated into an updated study of Alturas in 2020.

At Del Carmen (Argentina), 24 diamond drill holes totaling 7,167 meters were completed during 2019. Targets included Rojo Grande, where detailed drilling was undertaken to establish a mineral inventory, and four satellite targets where early stage targeted drilling was completed to test concepts for controls to mineralization (Cárcavas, Chibolita, Cresta de Gallo and Brecha Oportuna). An updated mineral inventory was calculated for Rojo Grande which will contribute to further development studies for the Alturas project in 2020. Mineralization at Rojo Grande is at or near surface and could provide a source of early ore for potential development scenarios at Alturas. Finally, drill testing of four priority litho-structural targets in the Alturas-Del Carmen camp, incorporating newly defined high-grade controls to mineralization, has commenced in January 2020.

Veladero, Argentina

At Veladero, a large 3.5 x 2.5 kilometer alteration system has been delineated at the Coiron prospect, located to the southwest of the open pits. Mapping and geophysics have identified many characteristics of Barrick’s known high sulfidation epithermal deposits and suggests a dominantly preserved hydrothermal system. Drill testing commenced in January 2020. Multiple other brownfields targets are advancing to delineation and drill testing; the Pecos and Brujas targets were drilled in 2019 for a total of 7 diamond drill holes for 1,803 meters.

Lagunas Norte, Peru

At Lagunas Norte, integrated relogging and sectional interpretations, combined with new structural mapping within and adjacent to the pit, has improved the structural architecture which is opening up near-mine opportunities, such as redefining the southern extension of the Lagunas Norte Fault, a key control to mineralization. Combined with deep penetrating geophysics to map potential sulphide accumulations, a number of prospective targets have been delineated for drill testing in 2020.

Drilling was also undertaken at the La Capilla project, totaling 17 reverse circulation / diamond drill holes for 2,999 meters. Drilling was on a 100-meter grid over highly anomalous trenches and then >200-meter stepping out to the north. Outcropping oxide mineralization was defined over a 400-meter strike. A potential diatreme feeder has been interpreted, which may extend mineralization over a much larger area. Drilling will test the diatreme concept and delineate the footprint potential of oxide mineralization. This project is less than 10 kilometers east of Lagunas Norte and could provide near-term oxide material.

Pascua-Lama, Chile and Argentina

Pascua-Lama is located on the border of Chile and Argentina, in the Frontera district at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from the Veladero mine. The Chilean part of the deposit is at an elevation of approximately 4,300 to 5,250 meters above sea level. The Pascua-Lama project contemplates cross-border mining operations pursuant to a mining treaty between Chile and Argentina. The initial Pascua-Lama project was designed as a large-scale open pit operation centered at an elevation of 4,800 meters with processing facilities having an initial designed throughput capacity of 45,000 tonnes per day.

Construction on the Pascua-Lama project began in October 2009. During the fourth quarter of 2013, Barrick announced the temporary suspension of construction, except for those activities required for environmental and regulatory compliance. The Company had previously suspended construction activities on the Chilean side of the project, except for those activities deemed necessary for environmental protection, during the second quarter of 2013 as a result of the issuance of a preliminary injunction. The suspension of construction in Chile and Argentina postponed and reduced near-term cash outlays, allowing Barrick to proceed with development at the appropriate time. The ramp-down was completed on schedule and budget in mid-2014. In late 2015, the Pascua-Lama project began implementing a temporary suspension plan as submitted to the mining authorities in Chile and Argentina. On March 13, 2017, the Chilean Supreme Court vacated the temporary suspension plan, ruling that additional information from Chile’s environmental regulator was required, and ordering the Chilean mining authority to issue a new resolution on the plan after receiving such information. On August 29, 2017, Chile’s National Geology and Mining Service (Sernageomin) issued a new resolution in which it reapproved the Temporary Closure Plan as originally issued. This approval was subsequently renewed and is valid through September 2022.

Pascua-Lama has been subject to various legal and administrative proceedings, including an order from Chile’s environmental regulator, the Superintendencia del Medio Ambiente (the “SMA”) to close surface facilities on the Chilean side of the project. For more information about these matters, see “Legal Matters – Legal Proceedings”, “Pascua-Lama – SMA Regulatory Sanctions” and “Pascua-Lama – Water Quality Review”. Certain additional permits and authorizations will be required for the construction, operation and/or closure of project facilities at Pascua-Lama in both countries.

In 2009, Barrick entered into a Silver Purchase Agreement with Wheaton Precious Metals International Ltd. (“Wheaton Precious Metals”), a wholly owned subsidiary of Wheaton Precious Metals Corp., whereby Barrick is required to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed, and was required to deliver 100% of its silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. Pursuant to the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Wheaton Precious Metals, in which case Wheaton Precious Metals will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event. As at December 31, 2019, the residual liability was $253 million.

As of December 31, 2019, the Pascua-Lama project had received $424 million in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance. As of December 31, 2019, the Pascua-Lama project recorded $72 million in VAT recoverable in Argentina relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Barrick’s intention is to update the Company’s geological understanding of the orebody as part of its strategy to bring Pascua-Lama to account. This process is expected to take a number of years to complete.

The focus in 2020 at Pascua-Lama will be on addressing the gaps identified in the geological and geo-metallurgical understanding of the orebody, building upon the improved 3D geology model completed in 2019. To support this, drilling over the next two summer seasons is being contemplated, which may drive further desktop studies. Additionally, a geological and geo-metallurgical drill program at the Penelope deposit of Lama has been budgeted for 2020. Column testing is also planned to assess the amenability of Penelope ore for heap leaching at Veladero.

Porgera, Papua New Guinea

An exploration re-evaluation of Porgera concluded that there are some high potential growth opportunities that are being accelerated to establish a long-term vision for the mine. Focus during the year was on designing a drill program targeting the potential mineralization expansion of the open pit, into the Wangima zone. Historical wide-spaced drill results, combined with preliminary geophysical survey responses and surface sampling, indicated the possibility of a continuation of stacked structurally controlled lenses extending along strike within an interpreted intrusive corridor. Barrick plans to execute an exploratory/in-fill drill program from both surface and underground platforms during 2020 and 2021. The program is geologically designed as multi-phase and will be calibrated as results become available and the geology is confirmed. Preliminary results support the extension of both the intrusive corridor and repetition of stacked structures.

Norte Abierto, Chile

The Norte Abierto project (formerly known as the Cerro Casale project) contains large, long life mineral resources and therefore represents a valuable long-term opportunity for the Company.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, the Cerro Casale deposit is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 kilometers southeast of Copiapo. On June 9, 2017, Barrick completed a transaction with Goldcorp (which was acquired by Newmont in 2019) to form a new partnership at Cerro Casale. Pursuant to the transaction, Goldcorp acquired a 25% interest in Cerro Casale from Barrick. The transaction, coupled with the concurrent purchase by Goldcorp of Kinross’s 25% interest in Cerro Casale, resulted in Barrick’s and Newmont’s current interests of 50% each in the joint operations.

As consideration for the 25% interest acquired from Barrick, Newmont is required to fund Barrick’s first $260 million of expenditures on the project and must spend an equivalent amount on its own behalf for a total project investment commitment of $520 million. Under the agreement, Goldcorp (now Newmont) was required to spend a minimum of $60 million in the two-year period following closing of the transaction, and then must spend $80 million in each successive two-year period. The outstanding funding commitment accrues interest at an annual rate of 4.75%. In the event that Newmont does not spend the minimum amount, 50% of any shortfall will be paid directly to Barrick in cash.

In addition, in connection with the transaction, Goldcorp was also required to fund Norte Abierto’s acquisition of a 100% interest in the adjacent Quebrada Seca property from Kinross upon closing. Upon a construction decision, Newmont is required to pay Barrick $40 million in cash and Barrick will receive a 1.25% royalty on 25% of the gross revenues derived from metal production from both Cerro Casale and Quebrada Seca.

In connection with the transaction, Goldcorp also acquired Exeter Resource Corporation, whose sole asset is the Caspiche project, located 10 kilometers north of Cerro Casale. The Caspiche project was contributed to the joint venture and 50% of the acquisition costs incurred by Goldcorp was deducted from the $260 million expenditure commitment described above.

Approval of the environmental impact assessment for Cerro Casale was received in January 2013 from the Servicio de Evaluación Ambiental, the environmental authority of northern Chile. Barrick and Newmont are evaluating ways in which the Norte Abierto deposits can be profitably developed by the joint venture. Among other things, the joint venture has initiated an exploration program on these deposits which includes validating the models of these two geological deposits, an initial 16,000 meter diamond drill program that was commenced in late 2017 to increase geological confidence of both deposits, and data evaluation of four satellite targets which demonstrate exploration potential. During 2019, the team completed drilling and test-work, which were used to update technical understanding of the orebody, including an update of the Cerro Casale geology model. This information was used for the value engineering study scenarios which were completed in 2019. Other targets on the site were re-ranked and will be targeted for investigation in 2020 and thereafter.

Bambadji, Senegal

In Senegal, the exploration team moved from Massawa to restart field-work on the Bambadji permit, which is part of the Loulo district. Initial studies at Bambadji focused on a new interpretation of the weathered material that sits on top of fresh rock. This material can mask underlying mineralization, especially when it includes significant alluvial material. An auger program was executed to test structural corridors on the permit, which confirmed the extension of in-situ anomalism beneath the weathered material and connected a number of existing isolated soil anomalies. The program identified the Gefa-Maliki anomalous corridor over a 12-kilometer strike and initial reverse circulation drilling returned early strong results. Ongoing work continues to define new anomalism that, along with Gefa-Maliki, will be further tested during the 2020 field season.

70 reverse circulation holes at various spacing (120 meters to 600 meters) totaling 4,517 meters were completed during 2019. In 2020, drilling programs will be testing newly defined anomalous corridors with follow up on priority targets. In total, approximately 11,000 meters of exploration drilling is planned at Bambadji in 2020.

Tongon, Côte d’Ivoire

At Nielle, drilling focused on testing gaps along the Badenou trend with limited success in identifying potential for additional satellite resources. Deeper holes are being drilled at the Mercator target to test the down-dip and plunge potential of higher grade shoots beneath the current pit shells. Sub-surface testing of priority targets in the license area is in progress, with follow-up drilling planned in the first quarter of 2020 on the best targets. Following the completion of resource conversion drilling at Djinni, optimization work on the updated model returned positive results with the deposit potentially extending the Tongon life of mine by almost a year at the current production rate. A feasibility study is planned at Djinni in 2020 to bring the deposit into the mining schedule.

A total of 30,569 meters of diamond and reverse circulation drilling in 338 holes were completed over exploration targets along the Badenou trend and at Djinni in 2019. In 2020, a total of approximately 78,500 meters of exploration and grade control drilling is planned at Tongon.

Regional Exploration, Côte d’Ivoire

Drilling has been completed across seven priority targets on the Sissedougou and Mankono permits. Results received to date confirm low- to medium-grade mineralization related to quartz veining hosted within or at the contact with intrusives. Auger drilling is planned to follow potential extensions to some historic targets beneath suppressive regolith in the north of Sissedougou, while soil sampling is covering a major structure in the northeast of the permit. At Boundiali, shallow drilling was completed on the first targets of the Syama corridor, while two more targets remain to be tested before drawing definitive conclusions on the corridor. In southeastern Côte d’Ivoire, stream sampling across the Ketesso area of interest is expected to be completed early in 2020 allowing for the definition of anomalous basins for follow-up.

40 reverse circulation holes at various spacing (200 meters to 400 meters) totaling 5,112 meters were completed during 2019 on the Boundiali, Mankono, and Sissedougou permits. In 2020, drilling programs will be testing priority targets on the Mankono, Sissedougou, and other permits for an approximate 7,000 meters.

North Mara and Bulyanhulu, Tanzania

Since re-integrating the former Acacia operations, the main focus was the delivery of an updated geologic model for Gokona underground at North Mara. The new model shows mineralization controlled by rheologic contrasts in the broadly folded host stratigraphy. Mineralization typically occurs along volcanic andesite, intermediate dyke and meta-sediment contacts. Significant potential upside exists in areas of the system where previous drilling is sub-parallel to these folded contacts as well as along strike in both directions and in the footwall of the deposit. Going forward, takeaways from the new model will be applied to exploration along the highly prospective +20-kilometer long Gokona mineralized trend. At Bulyanhulu, an updated geologic interpretation confirmed the exceptional geologic continuity of this system, as well as a near-surface target that has potential to host plunging shoots of higher grade mineralization.

During 2019, Bulyanhulu was in care and maintenance and no exploration drilling was carried out at North Mara or Bulyanhulu.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, target generation work continued through integration and interpretation of historic and new data from the remodeling of lodes 2 and 4. Drill testing of priority targets has started with the first hole investigating the extension of lode 4. To date, this hole has confirmed the continuity of the lithologic and alteration package host to the mineralization. Other brownfield and greenfield targets are being advanced to drill stage, with priority targets testing planned for the second quarter of 2020.

A total of 70 grade control diamond holes for 8,190 meters and one surface exploration diamond hole for 666.45 meters were completed in 2019. In 2020, the following drilling programs will be undertaken: continued grade control drilling; in-fill and additional step out drilling at Lodes 4 and 2; and continued drill-testing of near-mine and greenfields targets. In total, approximately 5,050 meters of exploration, 10,000 meters of grade control and 15,000 meters of drilling for underground extensions is planned at Jabal Sayid in 2020.

ENVIRONMENT

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick continues to rebuild its reputation for environmental excellence and aims to become the world’s most valued gold mining business by delivering sustainable returns for the Company’s owners and partners, including the host communities and countries in which the Company operates.

Barrick’s investment in environmental management systems (“EMS”) is aimed at identifying and implementing controls appropriate to environmental risks identified at each site. The EMS at each site is reviewed annually, and the site general manager and environmental managers are responsible for the implementation and execution of the EMS.

Barrick has a policy of conducting periodic environmental and closure reviews of its business activities, on a regular and scheduled basis in order to evaluate compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures, and adopted codes of practice. In addition, all Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations. Prior to the Merger, the Corporate Responsibility Committee of Barrick’s Board of Directors reviewed the Company’s environmental policies and programs and oversaw Barrick’s environmental performance. Following completion of the Merger and the changes to Board of Directors and committee composition, the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee with respect to its oversight of environmental matters. In addition, Barrick reaffirmed its commitment to sustainability by establishing the E&S Oversight Committee. See “Narrative Description of the Business – Sustainability” for more information about the E&S Oversight Committee.

Barrick’s policies and standards conform to international and industry standards. The Company has set a corporate goal for all sites to have their EMS certified to the ISO 14001:2015 standard by the end of 2020. Currently, all operations, except the Jabal Sayid mine in Saudi Arabia and the Tanzanian assets, are certified to this standard. Barrick has adopted an environmental policy that mandates full compliance with site obligations and provides for a culture of continual improvement. Following the Merger, Barrick updated its environmental policy, which continues to mandate full compliance with site obligations and a commitment to implementing high standards of environmental management across all sites. In 2019, Barrick introduced a new Environmental Incident Reporting and Investigation Standard to better define the classification, reporting, responsibility and investigation of environmental incidents at Barrick sites. As defined by the new system, the Company had zero Class 1 - High Significance incidents and 13 Class 2 - Medium Significance incidents in 2019.

Each year, Barrick issues a Sustainability Report that outlines its environmental, health and safety and social responsibility performance for the year. As part of its ongoing commitment to transparency, Barrick is continuing to work towards improving visibility into its environmental and social activities. Through 2020, Barrick will continue to develop systems and tools that will provide additional transparency into its operations.

Climate change, including shifts in temperature and precipitation and more frequent severe weather events, could affect the mining industry in a range of possible ways. Volatile climatic conditions can affect the stability and effectiveness of infrastructure and equipment; potentially impact environmental protection and site closure practices; lead to changes in the regulatory environment, including increased carbon tax regimes; and potentially impact the stability and cost of water and energy supplies. Barrick therefore views climate change as a company, community, and global concern. In 2019, following the Merger and the formation of Nevada Gold Mines, the Company reviewed and updated its climate change strategy.

Barrick’s climate change strategy has three pillars: identify, understand and mitigate the risks associated with climate change; measure and reduce the Company’s impacts on climate change; and improve the Company’s disclosure on climate change. Action taken on each pillar in 2019 is described below.

Identify, understand and mitigate the risks associated with climate change: The Company continues to take steps to identify and manage risks and build resilience to climate change, as well as to position itself for new opportunities. In 2019, climate change related factors continued to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability of and access to water and the impact of increased precipitation, drought, or severe storms on operations as well as on communities near Barrick’s operations). The Company has identified several climate-related risks and opportunities for the business: physical impacts of climate change, such as an increase in extended-duration extreme precipitation events; an increase in regulations that seek to address climate change; and increased global investment in innovation and low-carbon technologies.

Measure and reduce the Company’s impact on climate change: Mining is an energy-intensive business, and Barrick understands the important link between energy use and greenhouse gas (“GHG”) emissions. By effectively managing its energy use, Barrick can reduce its draw from local energy grids, reduce its GHG emissions, achieve more efficient production and reduce direct mining costs. The Company has updated its GHG emissions reductions target to target reductions of at least 10% by 2030 (against a 2018 baseline that combines legacy Barrick and Randgold data). Barrick’s actions to achieve this target include increasing the proportion of renewable energy sources in the Company’s energy mix and switching to cleaner energy sources. In 2019, the Company progressed the conversion of the Quisqueya I power generation facility in the Dominican Republic from heavy fuel oil to natural gas. The power plant received its first liquefied natural gas deliveries in the first quarter of 2020. The conversion will help reduce the mine site’s power generation costs and GHG emissions by 30%. Barrick also advanced a power transmission project at Veladero to connect the mine to grid power and started construction of a solar plant at Loulo-Gounkoto. In February 2020, Barrick announced the planned conversion of the TS power plant to a dual fuel process, allowing the facility to generate power from natural gas. This conversion will enable the facility to reduce carbon emissions by as much as 50 percent. Nevada Gold Mines is currently working with the State of Nevada on final permitting to allow construction to begin near the end of 2020, with the goal of final commissioning in the second quarter of 2022. Each of these projects is expected to reduce the need for diesel generators, thereby reducing Barrick’s emissions and power generation costs. Overall, Scope 1 and Scope 2 GHG emissions in 2019 were 6.6 million CO2 equivalent tonnes at operations and projects operated by Barrick (on a 100% basis). The Company is also working to identify opportunities for further reductions, and will regularly review and update its targets to integrate and reflect opportunities identified and realized.

Improve the Company’s disclosure on climate change: In 2019, one of the Company’s first reporting activities as a merged entity was to complete the CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available.

Throughout 2019, the Board’s Corporate Governance & Nominating Committee, which met quarterly, was responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assisted the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into Barrick’s formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019. In addition, the Audit & Risk Committee reviewed the Company’s approach to climate change in the context of Barrick’s public disclosure.

At the management level, in furtherance of its commitment to sustainability, Barrick established the E&S Oversight Committee in 2019 (see “Narrative Description of the Business – Sustainability” for more information about the E&S Oversight Committee and how it functions).

Further to the specific focus of the E&S Oversight Committee, regular Executive Committee review meetings throughout 2019 allowed for the discussion of opportunities and risks that may help or hinder the Company from achieving its objectives, including climate-related risks (e.g., spring snow melts, hurricanes, flooding, and mud slides).

Barrick expects its climate change activities to continue into 2020 and beyond. Site-level climate-related risks and mitigation plans will continue to be reviewed in the context of the company-wide risk assessment, and site-level plans to reduce energy and GHG emissions will be strengthened. Barrick also expects to sustain its climate-related disclosure. Overall, based on the work completed in 2019, Barrick continues to build resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Consistent with Barrick’s goal to minimize the environmental and social impacts of its projects and operations, the Company develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. In addition, all Barrick-operated or controlled tailings storage facilities (“TSFs”) are subject to the Company’s Tailings and Heap Leach Management Standard (the “Standard”), which requires that Barrick design, build, operate and close its TSFs in compliance with all applicable laws and regulations as a minimum requirement. The Standard also establishes minimum geotechnical, hydrological, hydrogeological and environmental design, construction, operation and close criteria and procedures for Barrick’s TSFs. Barrick’s joint venture and affiliated companies have their own management standards, which are substantially aligned with those of the Company.

The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Notes 2u and 27 of the Notes to the Consolidated Financial Statements for further information on Barrick’s reclamation and closure obligations as at December 31, 2019.

The Company’s operating facilities have been designed to mitigate environmental impacts and Barrick staff work to continually improve its environmental management programs. The operations have processes, procedures, or facilities in place to manage substances that have the potential to be harmful to the environment. To help prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. Environmental incidents can occur despite these precautions. See “Risk Factors” for more information about this matter.

The Company also has various programs to re-use and conserve water at its operations. Each mine has its own site-specific water management plan, which considers: the different water sources available, the local climate conditions, the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave exhaust stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and programs to improve wildlife habitat.

Certain of the Company’s operating and closed properties handle ore or rock with the potential to leach acidity, metals and dissolved salts (“Acid Rock Drainage Metal Leaching”) and hence potentially contaminate water. Other operating and closed properties lack this potential, but still present the potential for leaching of dissolved salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property (“Neutral Mine Drainage”). The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either Acid Rock Drainage Metal Leaching or Neutral Mine Drainage. Such procedures include segregation or submergence of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage the quality of water discharged into the environment.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either covered, netted or additional deterrents are used to prevent access. In September 2005, the Company became a signatory to the International Cyanide Management Code (the “ICM Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The ICM Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the ICM Code. Under the ICM Code, each of the mines that uses cyanide must receive a third party certification inspection. The Company has set a target that all sites be ICM Code certified by the end of 2020, and in 2019, Barrick began to work towards ICM Code certification for the Loulo-Gounkoto, Tongon and Kibali mines.

Certain of the Company’s operations produce mercury as a by-product of ore processed at those sites. The mercury is captured at each of these sites by specially designed operating equipment and mercury emissions control devices. The Company is committed to the operation of proven technology for controlling sources of mercury emissions. Site-specific management procedures for mercury handling, monitoring, and transportation exist at each of the operations that produce mercury as a by-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick ceased the export of elemental mercury from U.S. facilities in January 2013. Barrick complies with all applicable regulatory requirements for temporary storage of mercury in the jurisdictions where it operates. The Company has developed general mercury storage guidelines to establish environmentally sound practices for temporary on-site storage, where allowed. The captured mercury from the Company’s Latin American sites is transported to Switzerland, where it is converted to cinnabar and packed into steel drums for permanent safe storage in a decommissioned area of a former salt mine in Germany. In 2019, Barrick safely transported and stored 184 tonnes of mercury in Germany.

In the United States, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These properties are referred to as “superfund” sites. There is a chance that Barrick’s current or legacy operations in the U.S. not currently designated as superfund sites could also be so designated in the future, exposing Barrick to potential further liability under CERCLA. In 2017, the U.S. Environmental Protection Agency announced it is considering listing on the CERCLA National Priorities List a 322-square-mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and groundwater contamination from past uranium mining. The San Mateo Site includes legacy operations of Barrick’s wholly-owned subsidiary, Homestake Mining Company of California (“Homestake”). In the fourth quarter of 2019, Homestake entered into a voluntary Administrative Order on Consent obligating Homestake and two other potentially responsible companies to conduct a study of groundwater conditions in a portion of the San Mateo uranium mining district.

See the disclosure under “Material Properties” above for details about specific environmental matters and estimated future reclamation and closure costs applicable to Barrick’s material properties.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Accordingly, the Company monitors political and economic developments in the jurisdictions in which it does or may carry on business, as well as changes in regulation to which Barrick is subject. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

In the United States, certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands subject to federal mining and other public land laws. Changes in such laws, or regulations promulgated under such laws, could affect mine development, expansion, and closure projects. Significant increases in regulatory obligations could raise compliance costs with respect to exploration, mine development, mine operations and closure, and could prevent or delay certain operations by the Company. Changes to mining and public lands laws are often proposed in the U.S. Congress, and changes to the regulations promulgated under such laws are often proposed by federal regulatory agencies. In addition, non-governmental organizations often litigate to influence the application of existing regulations.

In November 2009, a coalition of environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia by challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on mill-site claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavourable outcome in that litigation could result in changes to the mining law. Barrick intervened in support of the federal agency defendants in the lawsuit. Cross-motions for summary judgment have been filed and briefed, and oral argument was conducted on October 27, 2017. In November 2019, the case was reassigned to a new judge. The plaintiffs have requested oral argument before the new judge and the court has yet to rule on this request.

In September 2015, the BLM amended land use plans governing management on federal lands across the western states to impose additional restrictions and mitigation obligations on development activities occurring to protect habitat of the greater sage grouse. The affected lands include lands in northern Nevada where the Company develops and operates mines. In anticipation of the BLM decision, in March 2015, the Company negotiated a separate agreement with the BLM and other agencies, the Barrick Nevada Sage-Grouse Bank Enabling Agreement, which specifies a methodology for measuring the impact of mine development activities on sage grouse habitat and offsetting mitigation measures. The agreement allows the Company to bank mitigation credits in anticipation of future mine development and avoids some of the restrictions in the land use plan amendments. It applies to some, but not all of the sage grouse habitat where development activities may occur. Those lands not covered by the agreement will be subject to the amended land use plans. Implementation of the agreement may result in additional costs for some operations. Access to or development of some lands not covered by the agreement may be restricted or subject to additional compensatory mitigation. In 2019, BLM adopted revisions to its land use plans which would have relaxed the compensatory mitigation requirements. Implementation of those changes has been enjoined by a federal district court. In the meantime, the State of Nevada has adopted a regulation similar to the BLM’s 2015 requirement. The Nevada regulation also excludes actions covered by the Barrick Bank Enabling Agreement.

In Chile, on March 6, 2015, the environmental minister and members of the Chilean legislature reached an agreement to propose a new glacier protection law that, among other things, would recognize certain types of glaciers in that country as environmental reserves and prohibit commercial activity in the vicinity of those reserves. Under this proposed law, mining projects will be subject to new permitting, monitoring and other regulatory requirements relating to glaciers. It is contemplated that certain elements of the proposed law, including the requirement to monitor and mitigate environmental damage to glaciers, could apply retroactively to certain existing environmental approvals. The proposed law is still under discussion in the Chilean legislature. Barrick is monitoring the legislative process and evaluating the potential impact of the proposed legislation on the Pascua-Lama project.

In September 2014, the Chilean government enacted certain tax reform measures. Under this regime, certain Chilean taxpayers were able to elect between an attributed profits or a partially integrated two-tier tax system. For taxpayers subject to the attributed profits system, a 35% Chilean income tax rate applies on profits with no additional tax on distributions of profits. For taxpayers subject to the partially integrated two-tier system, the first tier corporate income tax rate is 27%. Under this system, an additional tax applies on distributions of profits, which could result in a maximum aggregate effective tax rate of 35% or 44.45% depending on the domicile of the company’s shareholders.

In August 2018, the Chilean government proposed new tax reform measures. Following review in 2019, the Chilean government decided not to pass the proposed new tax reform measures.

Chile’s DL 600 foreign investment regime was eliminated as of December 31, 2016. However, the current DL 600 contracts for the Zaldívar joint venture, Norte Abierto project and Pascua-Lama project remain in effect.

In Argentina, on December 29, 2017, congress approved tax reform measures that are effective from 2018. A key change is the introduction of a two-tier income tax regime that decreases the corporate income tax rate from 35% to 30% and increases the withholding tax on dividends from 0% to 7% for 2018 and 2019. From 2020 and onwards, the corporate income tax rate was to be 25% and withholding tax was to be 13%. A grandfathering rule applies for dividends paid out of profits from 2017 and prior years whereby there is no withholding tax. Additionally, the 2:1 debt to equity ratio with respect to the deductibility of interest has been eliminated and there is an interest deduction limitation of 30% of earnings before interest, taxes, depreciation and amortization. Excess interest not deducted can be carried forward for five years. On December 23, 2019, emergency measures were adopted, implementing additional changes, including setting a corporate income tax rate of 30% for 2020. The expected corporate income tax rate for 2021 and future years remains subject to interpretation and has not yet been clarified. These measures may increase the expected tax burden on the Veladero Mine.

In September 2018, the Argentine government re-established customs duties for all exports from Argentina. Effective for the period of September 2018 to December 31, 2020, exports of doré are subject to a 12% duty, capped at ARS 4.00 per USD exported. On December 14, 2019, the President of Argentina abolished the exchange rate limit applied to the calculation of export duties. On December 23, 2019, the Argentine Congress enacted an emergency law setting a maximum rate for mining export duties at 8%; however, this emergency law has not yet been implemented. Barrick sought the immediate implementation of the reduced 8% rate for its mining exports, and on March 16, 2020, the Federal Court in San Juan Province confirmed the application of the 8% export rate.

On October 24, 2018, the San Juan Mining Authority approved the sixth and seventh environmental impact study (“EIS”) updates for Veladero. In these updates, MAS had included a request for approval of phases 6 to 9 of the expansion of the Valley Leach Facility (“VLF”) at Veladero. The approval of the latest EIS update approved construction of phase 6 of the VLF. One condition of the approval requires MAS to negotiate a 1.5% contribution of Veladero sales to a trust when phase 6 of the VLF enters production. The net impact of this contribution will depend on the terms and conditions of the agreement to be negotiated.

In Zambia, the taxation framework effective on July 1, 2015 included the introduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carry-forward and a 15% variable profits tax. While the 9% mineral royalty rate was in effect, the Zambian Cabinet in February 2016 announced the approval of further revisions to the mining tax laws. Effective as of June 1, 2016, the government introduced mineral royalty tax rates for copper as follows: 4% at copper prices below $2.04 per pound, 5% at copper prices between $2.04 per pound and $2.72 per pound, and 6% at copper prices of $2.72 per pound and above. Also effective as of June 1, 2016, the Zambian government eliminated the variable profits tax, with the effect that income from mining operations will now be taxed at the 30% corporate income tax rate.

The mining taxes assessed to the Lumwana mine have contradicted the development agreement that was finalized between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Development Agreement prevail over the historical changes to the Zambian mineral royalty and tax regime. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. The Company agreed on multiple occasions to defer international arbitration while the parties sought to resolve the dispute. At the beginning of the fourth quarter of 2018, the Company concluded a Deed of Settlement with the Government of Zambia in respect of these matters, which included an agreement that the Government would allow a $50 million credit to the Company to offset future taxes. It was also agreed that the Company would immediately file outstanding income tax returns (2012-2017) and the Zambia Revenue Authority would audit those returns. The audit concluded in the fourth quarter of 2019 and no further adjustments were made.

Also at the beginning of the fourth quarter of 2018, just days after the Deed of Settlement was signed, as part of its 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes include an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above $9,000 per tonne, making royalty payments non-deductible for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. The Government also announced new thin capitalization measures to limit interest deductions on debt to 30% of EBITDA.

In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime as proposed, which are effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. This was later abandoned in 2019, when the Zambian government decided to retain the existing VAT regime but make some changes to the availability of certain input tax credits. The VAT changes negatively impact the Company but not to the same degree as the originally proposed non refundable sales tax. The Company continues to engage with the Government in the hope that a tailored regime can be adopted for Lumwana to mitigate the impact of the proposed changes on a low-grade, single metal copper mine.

On March 3, 2017, the Tanzanian Ministry of Energy and Minerals imposed the Ban on exports of gold/copper concentrate, following a directive made by the President of the United Republic of Tanzania. In 2016, gold/copper concentrate exports amounted to approximately 30% of Acacia’s revenues. Acacia ceased exports of gold/copper concentrate, and sought to have the Ban lifted.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment. The agreement is expected to become effective as of January 1, 2020.

See “Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes” below.

In Papua New Guinea, a revised additional profits tax (“APT”) was enacted in January 2017 that applies to all resource projects in that country. The government’s objective is to simplify the administration of the APT and to ensure a level playing field across the entire resource sector. The hurdle rate beyond which the revised APT applies is a flat nominal rate of 15% and the APT rate is 30%. The revised APT became effective on January 1, 2017. The government has recently confirmed that existing resource projects can take into account expenditure from prior years for purposes of calculating the APT. While the precise details are not yet known, it is Barrick’s expectation that no material APT liability should arise in connection with Barrick’s interest in the Porgera mine.

In addition, Porgera’s current Special Mining Lease terminated on August 16, 2019. While Barrick has been actively working with the government of Papua New Guinea to negotiate a 20-year extension, there is a risk that such extension may not be obtained. Should a Special Mining Lease extension not be obtained, there is a risk that the government of Papua New Guinea will not recognize the right of the Porgera joint venture to continue operating the mine. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered.

In the Dominican Republic, a second amendment to the SLA became effective on October 5, 2013 and has resulted in additional and accelerated tax revenues to the Dominican government. The second amendment to the SLA includes the establishment of a graduated minimum tax, which will be adjusted up or down based on future metal prices. During 2017, PVDC and the Dominican government reached an agreement on the updated financial model to reset the graduated minimum tax rates for the three-year period from 2017 through 2019. See “Material Properties – Pueblo Viejo Mine – Royalties and Taxes”.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed government in the DRC and the DRC Mining Code (2018) and related regulations will only be fully known once the new government has clarified and implemented the new laws and regulations. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located.

On September 29, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was published in the Official Gazette on October 30, 2019. However, the new ordinance has not yet been ratified by the Malian Parliament. The 2019 Mining Code cancels and replaces Law No.2012-015 dated February 27, 2012 (the “2012 Mining Code”) and governs the mining industry going forward.

Under the transitory provisions of the 2019 Mining Code, pre-existing mining titles and mining conventions in force remain valid for their remaining term and their holders continue to benefit from the stability of the tax and customs regime set out therein. However, non-tax and customs provisions of the 2019 Mining Code are meant to apply to all title holders.

Each of Loulo and Gounkoto (which together form Loulo-Gounkoto ) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee the stability of the regime set out therein, govern applicable taxes and allow for international arbitration in the event of disputes. See “Legal Proceedings – Malian Tax Dispute”.

For details about specific regulatory initiatives applicable to each of Barrick’s material properties, see the disclosure under “Material Properties” above.

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, will become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

Various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

Legal Proceedings

Set out below is a summary of potentially material legal and administrative proceedings to which Barrick is a party.

Proposed Canadian Shareholder Class Action (Veladero)

On July 28, 2018, Peter Gradja, a purported shareholder of Barrick Gold Corporation, commenced a proposed class action against the Company in the Ontario Superior Court of Justice. The action seeks unspecified damages and other relief, purportedly on behalf of anyone who purchased Barrick shares during the period from February 15, 2017 to April 24, 2017 and held some or all of those shares at the close of trading on April 24, 2017. It was alleged that Barrick made false and misleading statements concerning production estimates and environmental risks at the Veladero mine.

On April 11, 2019, Barrick received an offer from the plaintiff to dismiss the proposed class action lawsuit without costs. The Ontario Superior Court of Justice ordered the dismissal of the proposed class action lawsuit on August 19, 2019, and the matter is now closed.

Proposed Canadian Securities Class Actions (Pascua-Lama)

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The proceedings alleged that the Company made false and misleading statements to the investing public relating (among other things) to the capital costs of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures and certain accounting-related matters.

The first Ontario and Alberta actions were commenced by Statements of Claim on April 15 and 17, 2014, respectively. The same law firm acted for the plaintiffs in these two proceedings, and the Statements of Claim were largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflected the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action was subsequently stayed.

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was dismissed on consent on June 19, 2017.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014 to include two additional law firms, one of which was acting as counsel in the first Ontario action referred to above and the other of which no longer exists. In January 2018, plaintiffs’ counsel delivered a consolidated Statement of Claim in this action. The Statement of Claim was amended again in May 2018.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups would take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which were then consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The proposed representative plaintiffs in the Quebec and Ontario actions have brought motions seeking: (i) leave to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions. In August 2018, the Company and Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver delivered their Statement of Defence in the Ontario action.

In May 2019, the motion for leave to proceed with statutory secondary market misrepresentation claims and for class certification was heard in the Quebec action. Additional submissions were heard in December 2019. In March 2020, the Quebec court denied both motions. As a result, subject to appeal, the claimant cannot pursue the statutory secondary market misrepresentation claims, and can only pursue his other purported claims on an individual basis rather than on behalf of other shareholders. The claimant has not yet confirmed whether he will pursue an appeal.

In July 2019, the motion for leave to proceed with statutory secondary market misrepresentation claims was heard in the Ontario action. In October 2019, the Ontario Superior Court of Justice dismissed all but one of those claims. The sole remaining statutory secondary market misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company has filed a motion in the Divisional Court for leave to appeal the decision which allows the sole remaining statutory secondary market misrepresentation claim to proceed. The Plaintiffs have also filed an appeal to the Court of Appeal for Ontario with respect to the claims that were dismissed.

The motion for class certification in Ontario is scheduled to be heard in May 2020.

The Company intends to vigorously defend all of the proposed Canadian securities class actions.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from the SMA that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required the Company to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.

On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).

On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.

As previously noted, CMN has appealed the Revised Resolution and this appeal remains in place. A hearing on the appeal was held on November 6, 2018, and CMN continues to evaluate all of its legal options. A decision of the Environmental Court on the remaining appeals is still pending.

Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017.

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019.

The Company intends to vigorously defend this matter.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. A hearing took place on July 25, 2017. On December 12, 2017, the water users withdrew their appeal. The Environmental Court dismissed that appeal on January 5, 2018. On December 10, 2018, the Environmental Court rejected the remaining challenges and upheld the environmental permit amendment. On December 29, 2018, the indigenous residents appealed the Environmental Court’s decision to the Chilean Supreme Court.

On February 19, 2019, the Chilean Supreme Court accepted the appeal by the indigenous residents of the Environmental Court’s decision. The Chilean Supreme Court heard oral arguments on September 10 and 11, 2019. On January 6, 2020, the Chilean Supreme Court affirmed the Environmental Court’s decision, upholding the environmental permit amendment and recognizing the water quality baseline from 2005 to September 2009. The matter is now closed.

Veladero – September 2015 Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. MAS, Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAS and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations returned to normal. Monitoring and inspection of the mine site continued in accordance with a court order until November 28, 2018 when that order was rescinded.

On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. On March 15, 2016, MAS was formally notified of the imposition of an administrative fine in connection with the solution release. On April 6, 2016, MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. On July 11, 2017, the San Juan government rejected MAS’ administrative appeal of this decision. On September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts.    MAS has implemented a remedial action plan at Veladero in response to the incident, as required by the San Juan Provincial mining authority.

Criminal Matters

Provincial Action

On March 11, 2016, a San Juan Provincial Court laid criminal charges based on alleged negligence against nine current and former MAS employees in connection with the solution release (the “Provincial Action”). On August 15, 2017, the Court of Appeals confirmed the indictment against eight of the nine individuals that had been charged with alleged negligence in connection with the solution release. MAS is not a party to the Provincial Action. On August 23, 2018, the eight defendants in the Provincial Action were granted probation. The terms of the probation do not require the defendants to recognize any wrongdoing. If the defendants complied with good behavior and community service requirements for one year, the Provincial Action would be dismissed.

All defendants have now completed the probationary period and, having complied with good behavior and community service requirements, have requested dismissal of the charges in the Provincial Action.

Federal Investigation

A federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the 2015 solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident continued to be conducted by the San Juan Provincial judge in the Provincial Action.

On April 11, 2018, the federal judge indicted three former federal officials alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls. After an appeal process, on July 10, 2018, the Court of Appeals confirmed the indictments. On October 16, 2018, the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls during 2015 was concluded and the case was sent to trial.

On June 29, 2018, the federal judge ordered additional environmental studies to be conducted in communities downstream from the Veladero mine as part of the investigation into the alleged failure of three former federal government officials to maintain adequate environmental controls. On July 6, 2018, the Province of San Juan challenged this order on jurisdictional grounds. On August 9, 2018, the Federal Court ordered additional studies. One of the defendants appointed an expert to monitor the sampling and analysis required to perform such studies. The Federal Court rejected the jurisdictional challenge, which resulted in an appeal to the Federal Supreme Court on August 24, 2018 to adjudicate jurisdiction. To date, the studies have not been performed.

Glaciers Investigation

On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal government officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) (see “Argentine Glacier Legislation and Constitutional Litigation” below). On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign this investigation to himself. MAS also requested to be admitted as a party to the proceeding in order to present evidence in support of MAS. On September 14, 2017, the Court of Appeals ordered the federal judge to consolidate the two investigations and allowed MAS to participate in the consolidated Federal Investigation. On November 21, 2017, the Court of Appeals clarified that MAS is not a party to the case and therefore did not have standing to seek the recusal of the federal judge. The Court recognized MAS’ right to continue to participate in the case without clarifying the scope of those rights.

On November 27, 2017, the federal judge indicted four former federal government officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s national glacier legislation including the methodology used to complete the national inventory of glaciers, a portion of which was published on October 3, 2016, and also requiring the National Ministry of the Environment and Sustainable Development to determine if there has been any environmental damage to glaciers since the glacier law went into effect in light of his decision. On December 12, 2017, the National Ministry of the Environment and Sustainable Development clarified that it does not have jurisdiction to audit environmental damage to glaciers, as this is the responsibility of the Provincial authorities.

On March 5, 2018, the Court of Appeals confirmed the indictment against the four former federal officials in relation to the Glacier Investigation. On August 6, 2018, the case related to the enforcement of the national glacier legislation was assigned to a federal trial judge.

In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation (one of whom has been indicted on two separate charges) and will face trial. In 2019, the former federal official indicted on separate charges under both the Federal Investigation and the Glacier Investigation passed away. As a result, the charges against him have been dropped.

Oral arguments with respect to the charges for the remaining five former federal officials are scheduled for April and May 2020.

Veladero – September 2016 Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAS has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAS. On December 2, 2016, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above.

On September 14, 2017, the San Juan Provincial mining authority consolidated the administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident and the March 2017 incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below).

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident and the March 2017 incident described below. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal was filed on April 20, 2018 and will be heard and decided by the Governor of San Juan.

Veladero – Cyanide Leaching Process Civil Action

On December 15, 2016, MAS was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the Valley Leach Facility (“VLF”). In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAS implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. MAS replied to the lawsuit on February 20, 2017. On March 31, 2017, the plaintiffs supplemented their original complaint to allege that the risk of environmental damage had increased as a result of the March 28, 2017 release of gold-bearing process solution incident described below (see “Veladero - March 2017 Release of Gold-bearing Process Solution” below). The Company responded to the new allegations and intends to continue defending this matter vigorously.

Veladero – March 2017 Release of Gold-bearing Process Solution

Regulatory Infringement Proceeding and Temporary Suspension of Addition of Cyanide

On March 28, 2017, the monitoring system at the Company’s Veladero mine detected a rupture of a pipe carrying gold-bearing process solution on the leach pad. This solution was contained within the operating site; no solution reached any diversion channels or watercourses. All affected soil was promptly excavated and placed on the leach pad. The Company notified regulatory authorities of the situation, and San Juan provincial authorities inspected the site on March 29, 2017.

On March 29, 2017, the San Juan Provincial mining authority issued a violation notice against MAS in connection with the incident and ordered a temporary restriction on the addition of new cyanide to the leach pad until corrective actions on the system were completed. The mining authority lifted the suspension on June 15, 2017, following inspection of corrective actions.

On March 30, 2017, the San Juan Mining Minister ordered the commencement of a regulatory infringement proceeding against MAS as well as a comprehensive evaluation of the mine’s operations to be conducted by representatives of the Company and the San Juan provincial authorities. The Company filed its defense to the regulatory infringement proceeding on April 5, 2017. On September 14, 2017, the San Juan Provincial mining authority consolidated this administrative proceeding into a single proceeding against MAS encompassing both the September 2016 incident described above and the March 2017 incident. On October 10, 2017, the San Juan Provincial mining authority notified MAS of two charges under the infringement proceeding for alleged violations of the Mining Code in connection with the March 2017 incident.

On December 27, 2017, MAS received notice of a resolution from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) encompassing both the September 2016 incident described above and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration with the San Juan Provincial mining authority. On March 28, 2018, MAS was notified that the San Juan Provincial mining authority had rejected the request for reconsideration. A further appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action

On March 30, 2017, MAS was served notice of a lawsuit, called an “amparo” protection action, filed in the Jachal First Instance Court (the “Jachal Court”) by individuals who claimed to be living in Jachal, Argentina, seeking the cessation of all activities at the Veladero mine. The plaintiffs sought an injunction as part of the lawsuit, requesting, among other things, the cessation of all activities at the Veladero mine or, alternatively, a suspension of the leaching process at the mine. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process at the Veladero mine and for MAS and the San Juan Provincial mining authority to provide additional information to the Jachal Court in connection with the incident.

The Company filed a defense to the provincial amparo action on April 7, 2017. The Jachal Court lifted the suspension on June 15, 2017, after the San Juan Provincial mining authority provided the required information and a hydraulic assessment of the leach pad and process plant was implemented. Further developments in this case are pending a decision by the Argentine Supreme Court as to whether the Federal Court or Provincial Court has jurisdiction to assess the merits of the amparo remedy. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court (see “Veladero – March 2017 Release of Gold-bearing Process Solution - Federal Amparo Action ” below).

Federal Amparo Action

On April 4, 2017, the National Minister of Environment of Argentina filed a lawsuit in the Buenos Aires federal court (the “Federal Court”) in connection with the March 2017 incident described above. The amparo protection action sought a court order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspensions as described above. MAS also challenged the jurisdiction of the Federal Court and the standing of the National Minister of Environment of Argentina and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On June 23, 2017, the Federal Court decided that it was competent to hear the case, and referred the case to the Court of Appeals to determine whether the Federal Court or Provincial Court in the case described above has the authority to assess the merits of the amparo remedy. On July 5, 2017, the Provincial Court issued a request for the Supreme Court of Argentina to resolve the jurisdictional dispute. On July 30, 2017, the Court of Appeals referred the jurisdictional dispute to the Supreme Court. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court.

Veladero – Tax Assessment and Criminal Charges

On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $14.1 million at the prevailing exchange rate at December 31, 2018), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.

On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.

In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law banned new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjected ongoing mining activities to an environmental audit. If the audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Argentinean side of the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which included the area where the Veladero mine and Pascua-Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit. On June 11, 2018, the federal authorities published the complete national inventory of glaciers; the complete inventory is consistent with the partial national inventory of glaciers published previously in the area where Veladero and Pascua-Lama are located.

The constitutionality of the federal glacier law was the subject of a challenge before the National Supreme Court of Argentina. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. On June 4, 2019, the National Supreme Court of Argentina dismissed the case on the basis that no harm deriving from the federal glacier law has been proven and that the federal glacier law does not impact Veladero and Pascua-Lama and the matter is now closed.

Pueblo Viejo – Amparo Action

In October 2014, PVDC received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. On April 12, 2019, PVDC’s motion to challenge the timeliness of the appeal was accepted by the Constitutional Court, and the matter is now closed.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. To date neither the plaintiffs nor the Company has advised the Court of an intention to resume the proceedings. The Company intends to defend the action vigorously.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petitioners”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ within ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. By resolution dated October 12, 2011 the Court of Appeals granted the Petitioners’ October 4, 2011 motion to suspend proceedings to permit the Petitioners to explore the possibility of a settlement. The proceedings are suspended pending further notice from the Petitioners. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings.

In December 2016, the Petitioners notified the Court of Appeals that settlement negotiations did not resolve the action. In March 2017, the Court of Appeals required the Petitioners to advise whether they intend to pursue the action. Without responding to the court, Petitioners’ counsel advised the Court of Appeals in July 2017 of their withdrawal as counsel for the Petitioners and informed the Court of Appeals of the death of one of the Petitioners. The Court of Appeals issued a resolution in November 2017 requiring the Petitioners to notify the Court whether they have engaged new counsel. Petitioners’ new counsel filed an entry of appearance in December 2017 with the Court. The Petitioners served a Motion to Lift Order of Suspension of Proceedings dated September 12, 2018 to have the proceedings resume. In September 2018 the Company filed an Opposition to this motion in which it requested that the suspension of proceedings not be lifted and the proceedings instead be dismissed for unreasonable delay and Petitioners’ failure to comply with a direction of the Court.

On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays and set a preliminary case conference. In April 2019, the Company filed a motion for (i) reconsideration of the March 2019 order lifting the Suspension of Proceedings and dismissing the Company’s request that the case be dismissed for delay; (ii) a ruling on its pending Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction; and (iii) an order suspending the proceedings pending determination of these motions. The preliminary case conference was subsequently cancelled by the Court of Appeals in April 2019.

On September 12, 2019, the Court of Appeals ruled that the issues raised by the Company should be decided concurrently with a hearing of the merits of the dispute. The Court set a preliminary case conference date of September 18, 2019.

On September 17, 2019, the Company filed a further motion to request that the Court of Appeals determine the Company’s Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction prior to any merits hearing. Consequently, the Court of Appeals adjourned the September 18, 2019 preliminary case conference to October 21, 2019, to further consider the Company’s motion requesting the determination of the Company’s jurisdiction motions prior to any merits hearing.

On October 18, 2019, the Court of Appeals issued a Notice of Resolution, which, among other things, rejected the Company’s constitutional objections and held that the Court of Appeals has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date. On November 4, 2019 the Company filed a Motion for Reconsideration Ad Cautelam seeking a reversal of the Notice of Resolution dated October 18, 2019.

On October 21, 2019, the Court of Appeals rescheduled the preliminary case conference from October 21, 2019 to January 27, 2020 and, following a request from Petitioners’ counsel, it directed that a court-annexed mediation take place on October 29, 2019. An additional mediation session took place on November 21, 2019.

On November 11, 2019, the Company filed with the Supreme Court a Petition for Certiorari seeking to reverse, annul and set aside the Court of Appeals’ March 18, 2019 Resolution and September 12, 2019 Resolution. To date, the Petition for Certiorari has not yet been resolved.

On November 25, 2019, among other things, the Court of Appeals issued a Resolution dismissing the Company’s Motion for Reconsideration Ad Cautelam dated November 4, 2019.

On January 27, 2020, the Company filed a Petition for Certiorari with the Supreme Court seeking to reserve, annul and set aside, among other things, the rulings of the Court of Appeals in its November 25, 2019 Resolution regarding the Company’s constitutional challenges and jurisdictional challenges. A preliminary case conference was also held on January 27, 2020, at which the parties agreed to a tentative trial date of March 23, 2020. This was subsequently postponed due to the Philippine government’s response to the novel coronavirus pandemic, and has not yet been rescheduled.

The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Despite these establishment conventions, prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at January 1, 2019. As at the end of the second quarter of 2019, the total claim for 2018 and prior year periods had risen to $275 million.

During 2016, Randgold received payment demands in respect of certain of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger, the fair value of this receivable was reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal to resolve outstanding assessments with respect to 2016 and prior year periods. In addition, a further $17 million was accrued, bringing the total amount recorded for these events to $60 million at the end of the second quarter of 2019. This additional accrual amount was recorded as a further update to the purchase price allocation, and was paid in the fourth quarter of 2019.

The tax exposures to be resolved for 2014 through 2016 total $92 million, and remain under discussion with the State of Mali.

Barrick has been actively engaged with the Malian authorities and is seeking a complete resolution of the various tax claims to avoid protracted arbitration. In January 2020, the Government of Mali signed a protocol, which set forth the terms of its working relationship with the Company, including an agreement on tax principles that effectively reflects the Company’s tax filings in 2017 and subsequent years. For fiscal years 2017, 2018 and 2019, the Company will cooperate with the State of Mali as those years are reviewed in accordance with the terms of the signed protocol. The Company continues to be actively engaged with the Malian authorities with respect to these matters.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project. Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of U.S. Prime +1% per annum until the award is paid.

In November 2019, the GOP applied to annul TCC’s damages award, which resulted in an automatic stay on TCC from pursuing enforcement action. ICSID has constituted a committee to hear the annulment application, consisting of a president from South Korea and additional members from Mexico and Finland. The committee appointed by ICSID to hear the application for annulment will also determine whether the stay on enforcement proceedings should be extended or lifted while it considers the application for annulment. No decision on the GOP’s annulment application or the stay on enforcement proceedings has yet been made.

Acacia Mining plc – Concentrate Export Ban and Related Disputes

On March 3, 2017, the GoT announced the Ban on the export of metallic mineral concentrates following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own, with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to the Scheme. Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements were submitted to the Tanzanian Attorney General for review and legalization.

On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga Minerals Corporation (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT will receive a free carried shareholding of 16% in each of the former Acacia mines (Bulyanhulu, Buzwagi and North Mara), and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.

The terms of the signed agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.

The Settlement Payment will be paid in installments, with an initial payment of $100 million to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each will be made, starting on the first anniversary of the fulfillment of all conditions of the signed agreement, subject to certain cash flow conditions.

Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties.

Acacia Mining plc – Tanzanian Revenue Authority Assessments

The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.

The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level. Acacia’s substantive grounds of appeal were based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company.

In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues, and appearing to follow on from the announced findings of the First and Second Presidential Committees. All of these disputes with the TRA were resolved as part of the settlement with the GoT described under the heading “Acacia Mining plc—Concentrate Export Ban and Related Disputes” above.

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed with CMZ’s position and reduced the Assessment to $575 million including interest and penalties. CMZ will continue discussions with the Chilean IRS, prior to the authority’s final decision.

The Company believes that the Zaldívar Tax Assessment is without merit and intends to vigorously defend its position.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

Barrick’s performance and its future operations are and may be affected by a wide range of risks. The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper was to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices have fluctuated widely in recent years. These fluctuations can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Future production from Barrick’s mining properties is dependent on gold and copper prices that are adequate to make these properties economically viable. During 2019, the gold price ranged from $1,266 per ounce to $1,557 per ounce. The average market price of gold in 2019 was $1,393 per ounce, an increase of 10% compared to the 2018 average. Based on current estimates of Barrick’s 2020 gold production and sales, a $100 per ounce increase or decrease in the market gold price will result in an approximately $660 million increase or decrease, as applicable, in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	the value of alternative investments, including global equity prices;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2020 copper production and sales, a $0.50 per pound increase or decrease in the market copper price will result in an approximately $170 million increase or decrease, as applicable, in the Company’s revenue, net of royalties, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the price of input costs, including fuel;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market or to refiners at market prices. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Barrick’s management team may not be successful in implementing its business strategy

There can be no assurance that Barrick’s management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of Barrick’s operations could be adversely affected if Barrick’s management team cannot implement the stated business strategy effectively.

Barrick depends on its key personnel

Barrick’s success depends significantly on the continued individual and collective contributions of its senior, regional and local management teams. The loss of the services of members of these management teams or the inability to hire and retain experienced replacement management personnel could have a material adverse effect on Barrick’s business, results of operations and financial condition. In addition, to implement and manage Barrick’s business and operating strategies effectively, Barrick must maintain a high level of efficiency and performance, continue to enhance its operational and management systems and continue to successfully attract, train, motivate and manage its employees. If Barrick is not successful in these efforts, this may have a material adverse effect on its business, results of operations and financial condition. Any departures of key personnel could also be viewed in a negative light by investors and research analysts, which could cause the price of Barrick’s shares to decline.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of Barrick. Any acquisitions (including the recently completed Nevada Gold Mines and Acacia transactions) and any potential acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick was to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short-, medium- and/or long-term. Barrick cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit Barrick’s business. There can be no assurance that Barrick would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

Foreign investments and operations

Barrick conducts or participates in mining, development and exploration and other activities through subsidiaries and/or joint ventures in many foreign countries, including the United States, Argentina, Chile, Côte d’Ivoire, the Dominican Republic, the DRC, Mali, Papua New Guinea, Peru, Saudi Arabia, Senegal, Tanzania and Zambia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, in-country beneficiation or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	limitations on the repatriation of earnings;

•	reliance on advisors and consultants in foreign jurisdictions in connection with regulatory, permitting or other governmental requirements;

•	increased financing costs; and

•

risk of loss due to disease, such as malaria or the zika virus, and other potential medical endemic or pandemic issues, such as ebola or coronavirus, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

Operating in emerging markets can increase the risk that contractual and/or mineral rights may be disregarded or unilaterally altered. A special lease agreement between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine, including applicable tax rates. Barrick has a 60% equity interest in PVDC. Following the achievement of commercial production at Pueblo Viejo mine in January 2013, the Dominican State engaged PVDC in discussions to amend the SLA. These amendments became effective on October 5, 2013, and resulted in additional and accelerated tax revenues to the Dominican State.

Following the Merger, Barrick has operations and conducts business in a number of jurisdictions new to Barrick and is subject to the taxation laws of these jurisdictions. These taxation laws are complex, subject to varying interpretations and applications by the relevant tax authorities and subject to changes and revisions in the ordinary course.

In the DRC, the DRC Mining Code (2002) and associated regulations have been amended with an updated DRC Mining Code (2018) and related regulations. The updated law and regulations include potentially adverse changes with respect to the removal of fiscal stability protection, royalty rates, income taxes, import and other duties, value-added, indirect capital gains taxes and local content. Presidential and Parliamentary elections in the DRC occurred in December 2018. The exact impact of both the newly appointed government in the DRC and the DRC Mining Code (2018) and related regulations will only be fully known once the new government has clarified and implemented the new laws and regulations. Barrick has nevertheless made full payment on all taxes demanded by the government to date. All payments were made under duress in order to protect the Company’s acquired and vested rights under the DRC Mining Code (2002); however, there is no guarantee that the government will not challenge these acquired and vested rights under the DRC Mining Code (2002). Continued engagement with the government of the DRC has resulted in the submission of an application for a number of exemptions and waivers pursuant to article 220 of the DRC Mining Code (2018) as part of Barrick’s efforts to reach a mutually acceptable path forward. Article 220 affords benefits to mining companies in landlocked provinces with infrastructure challenges, such as the province in which the Kibali mine is located. See “Legal Matters – Government Controls and Regulations”.

In Mali, Barrick operates Loulo-Gounkoto under mining conventions entered into with the Government of Mali. These mining conventions contain stabilization provisions to protect Barrick’s subsidiaries with interests in Mali from adverse amendments to the Mali tax codes. The Mali tax code was amended in 2017 to, among other things, introduce indirect capital gains taxes. Although Barrick has stabilization protection in respect of these provisions and the Mali tax authorities have not sought to apply these provisions in relation to Barrick, there can be no certainty that the Mali tax authorities will not seek to challenge such stabilization protection. On September 29, 2019, Mali adopted an ordinance introducing a new Mining Code of the Republic of Mali (the “2019 Mining Code”), which was published in the Official Gazette on October 30, 2019. However, the new ordinance has not yet been ratified by the Malian Parliament. For further information, see “Legal Matters – Government Controls and Regulations” and “Legal Matters – Legal Proceedings – Malian Tax Dispute”.

On October 20, 2019, Barrick reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick, which includes granting the GoT a free carried shareholding of 16% in each of the Tanzanian mines. These disputes related to, among other things, the Ban on the export of gold/copper concentrate and tax reassessments for approximately $190 billion. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization. Although Barrick and the GoT continue to fulfill their respective obligations to satisfy all conditions of the signed agreement, primarily with respect to the execution and delivery of formal termination documents for the settlement of all outstanding disputes between the two parties, there can be no assurance that all such conditions will be satisfied or that the GoT will not impose other measures that may negatively impact Barrick’s performance or operations in the future. Failure of either Barrick or the GoT to adhere to the terms of the agreement or the imposition of other measures by the GoT may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position. See “Legal Matters – Legal Proceedings – Acacia Mining plc – Concentrate Export Ban and Related Disputes”.

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs at operations in emerging markets, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects.

There can be a greater level of political, social and economic risk in emerging markets compared to some other countries in which Barrick operates. Operations in emerging markets may be subject to more frequent civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism. These disturbances and criminal activities have caused disruptions at certain of Barrick’s operations or joint ventures, including the Porgera joint venture in Papua New Guinea (in which Barrick has a 47.5% interest), the Lagunas Norte (now in care and maintenance) and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic (in which Barrick has a 60% interest), the Tongon mine in Côte d’Ivoire (in which Barrick has an 89.7% interest) and certain of Barrick’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks, including entering into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. The measures that have been implemented by Barrick will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, cause damage to production facilities or otherwise decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for Barrick or its respective employees and/or financial damages or penalties.

Similarly, different economic and social issues exist in emerging markets which may affect Barrick’s operating and financial results. For example, infectious diseases (including malaria, HIV/AIDS, tuberculosis and the Ebola virus) are major health care issues in African countries. Workforce training and health programs to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria in the DRC, Mali, Côte d’Ivoire, Zambia and other jurisdictions in Africa, and infectious disease programs including malaria control programs and HIV/AIDS awareness and prevention programs in Tanzania, may prove insufficient to adequately address these serious issues.

The foregoing risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in recent years. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Côte d’Ivoire, the DRC, the Dominican Republic, Mali, Papua New Guinea, Peru, Saudi Arabia, Tanzania, Zambia and Pakistan, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

Environmental, health and safety regulations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development, water management and protection of endangered and other special status species. Failure to comply with applicable environmental and health and safety laws and regulations could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to achieve full compliance with all such laws and regulations and with its environmental and health and safety permits, there can be no assurance that Barrick will at all times be in full compliance with such requirements. Activities required to achieve full compliance can be costly and involve extended timelines. Failure to comply with such laws, regulations and permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Future changes in applicable environmental and health and safety laws and regulations could substantially increase costs and burdens to achieve compliance or otherwise have an adverse impact on Barrick’s business, results of operations or financial condition (see “Government regulation and changes in legislation”).

Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable to third parties for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to protect the health and safety of its employees, contractors and members of the communities affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

In addition, Barrick’s activities and ownership interests could expose the Company to liability in the United States under CERCLA and its State law equivalents. Under CERCLA and its State law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These properties are referred to as “superfund” sites. There is a chance that Barrick’s current or legacy operations in the U.S. not currently designated as superfund sites could be so designated in the future, exposing Barrick to potential further liability under CERCLA. For instance, in 2017, the U.S. Environmental Protection Agency announced it is considering listing on the CERCLA National Priorities List a 322-square-mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and groundwater contamination from past uranium mining. The San Mateo Site includes legacy operations of Barrick’s wholly-owned subsidiary Homestake Mining Company of California (“Homestake”). In the fourth quarter of 2019, Homestake entered into a voluntary Administrative Order on Consent obligating Homestake and two other potentially responsible companies to conduct a study of groundwater conditions in a portion of the San Mateo uranium mining district.

Permitting and Government Relations

Barrick’s mining and processing operations and development and exploration activities are subject to extensive permitting requirements. Failure to obtain required permits and/or to maintain compliance with permits once obtained could result in injunctions, fines, suspension or revocation of permits and other penalties. While Barrick strives to obtain and comply with all of its required permits, there can be no assurance that Barrick will obtain all such permits and/or achieve or maintain full compliance with such permits at all times. Activities required to obtain and/or achieve or maintain full compliance with such permits can be costly and involve extended timelines. Previously issued permits may be suspended or revoked for a variety of reasons, including through government or court action (see “Legal Matters – Legal Proceedings – Pascua-Lama – SMA Regulatory Sanctions” for information regarding the status of the Chilean environmental approval for the Pascua-Lama project). Failure to obtain and/or comply with required permits can have serious consequences, including: damage to Barrick’s reputation; stopping Barrick from proceeding with the development of a project; negatively impacting the operation or further development of a mine; or increasing the costs of development or production and litigation or regulatory action against Barrick, and may materially adversely affect Barrick’s business, results of operations or financial condition.

Barrick’s ability to successfully obtain and maintain key permits and approvals will be impacted by its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities and may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Barrick has made, and expects to make in the future, significant expenditures to comply with permitting requirements and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could have a material adverse impact on Barrick. For example, Porgera’s current Special Mining Lease terminated on August 16, 2019. While Barrick has been actively working with the government of Papua New Guinea to negotiate a 20-year extension, there is a risk that such extension may not be obtained. Should a Special Mining Lease extension not be obtained, there is a risk that the government of Papua New Guinea will not recognize the right of the Porgera joint venture to continue operating the mine. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered.

Replacement of depleted reserves

Barrick’s mineral reserves must be replaced to maintain production levels over the long-term. Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is becoming increasingly difficult. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. Depletion of reserves may not be offset by discoveries or acquisitions and divestitures of assets could lead to a lower reserve base. Barrick may continue to dispose of additional assets in 2020 or future years as part of its ongoing focus on Tier One Gold Assets, Tier Two Gold Assets, Strategic Assets and other strategic initiatives, which may further deplete Barrick’s reserves. Reserves estimated in accordance with National Instrument 43-101 may also decrease due to economic factors such as the use of a lower metal price assumption. However, such a decline would not be a reduction in the actual mineral base of the Company, as the ounces removed from Barrick’s reserves due to the use of a lower gold price assumption would be transferred to resources, preserving the option to access them in the future at higher gold prices. The mineral base of Barrick will decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production to or beyond the currently contemplated mine lives, based on current production rates.

In 2019, Barrick decided to put its Lagunas Norte property on care and maintenance. As a result, 3.8 million ounces of gold at the property were reclassified from mineral reserves to mineral resources, contributing to a depletion of proven and probable reserves at Lagunas Norte. There can be no assurance that these or other resources will ever be upgraded to reserves.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;

•	the accuracy of engineering and changes in scope;

•	the ability to manage large-scale construction;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

The Company’s ability to maintain its license to operate in all of the jurisdictions in which Barrick has projects is also important to the success of those projects (see “Community relations and license to operate”).

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of, and compliance with, necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of water and power for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “Global financial conditions” and “Liquidity and level of indebtedness”). It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring the investment of more capital than anticipated.

Projects have no operating history upon which to base estimates of future financial and operating performance, including future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. As such, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. For example, Barrick’s Pascua-Lama project experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. The project has been suspended since 2013 and a decision to proceed with development will depend on improved economics and more certainty relating to legal and permitting matters (for more information, see “Exploration and Evaluations – Exploration – Pascua-Lama, Chile and Argentina”).

If Barrick declines or is unable to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2019, Barrick had cash and cash equivalents of approximately $3.3 billion and capital leases and total debt of approximately $5.54 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2019, Barrick had approximately $14 million in debt maturing by the end of 2020. This amount excludes $25 million in capital lease payments in 2020. Currently, the Company’s undrawn $3.0 billion revolving credit facility terminates in January 2025.

In addition to future cash flow from operations, potential divestments and the creation of new joint ventures and partnerships, Barrick’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2020 include issuing additional equity or unsecured debt and borrowing under the Company’s $3.0 billion revolving credit facility (subject to compliance with covenants and the making of certain representations and warranties). The key financial covenant in Barrick’s $3.0 billion revolving credit facility, as amended and restated in the fourth quarter of 2019, requires Barrick to maintain a net debt to total capitalization ratio that does not exceed 0.60:1 (as of December 31, 2019, this ratio was approximately 0.07:1). Barrick’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “Global financial conditions”. If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favourable terms, and increase Barrick’s borrowing costs.

Barrick is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Barrick’s lenders and other banking counterparties; (ii) Barrick’s insurance providers; (iii) financial institutions that hold Barrick’s cash; (iv) companies that have payables to Barrick, including concentrate customers; and (v) companies that have received deposits from Barrick for the future delivery of equipment.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability, natural disasters and outbreaks of medical endemic or pandemic issues, such as the coronavirus. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favourable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

New diseases and epidemics (such as COVID-19) may adversely impact Barrick’s business

In December 2019, a novel strain of coronavirus known as COVID-19 surfaced in Wuhan, China, and has spread around the world, with resulting business and social disruption. COVID-19 was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material. Efforts to slow the spread of COVID-19 could severely impact the operation and development of Barrick’s mines and projects. To date, a number of governments have declared states of emergency and have implemented restrictive measures such as travel bans, quarantine and self-isolation. If the operation or development of one or more Barrick mines is disrupted or suspended as a result of these or other measures, it may have a material adverse impact on Barrick’s profitability, results of operations, financial condition and stock price.

In addition, the Chinese market is a significant source of global demand for commodities, including copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, could have an adverse effect on the price and/or demand for copper produced at Barrick’s mines. COVID-19 and efforts to contain it may have a significant effect on Chinese commodity prices and demand, and potentially broader impacts on the Company’s supply chain or the global economy, which could have a material adverse effect on Barrick’s cash flows, earnings, results of operations and financial position. While governmental agencies and private sector participants will seek to mitigate the adverse effects of COVID-19, and the medical community is seeking to develop vaccines and other treatment options, the efficacy and timing of such measures is uncertain.

Finally, the actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets resulting in a prolonged economic downturn and a decline in the value of Barrick’s stock price. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. In particular, operating and capital costs at Barrick’s Veladero mine and Pascua-Lama project in Argentina have been impacted by sustained inflationary pressures in that country. See “Metal price volatility”, “Projects”, “Price volatility and availability of other commodities”, “Production and cost estimates” and “Availability and increased cost of critical parts, equipment and skilled labor”.

Mineral reserves and resources

Barrick’s mineral reserves (or ore reserves) and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Because Barrick prepares this Annual Information Form in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by National Instrument 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available, as actual production experience is gained or as the Company’s mining methods are changed. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves uneconomic to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies, the processing of new or different ore grades, the technical complexity of ore bodies, unusual or unexpected ore body formations, ore dilution or varying metallurgical and other ore characteristics may cause mineral reserves (or ore reserves) to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience, fluctuations in the price of metals, or changes in other assumptions on which they are based. Any of these factors may require Barrick to reduce its mineral reserves (or ore reserves) and resources, which could have a negative impact on Barrick’s financial results.

Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. In addition, changes to mine plans due to capital allocation decisions could cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Joint ventures

Barrick holds an indirect interest in a number of joint ventures and properties, including Nevada Gold Mines in Nevada (61.5%), the Veladero mine in Argentina (50%), the Zaldívar copper mine in Chile (50%), the Pueblo Viejo mine in the Dominican Republic (60%), the Porgera mine in Papua New Guinea (47.5%), the Jabal Sayid copper mine in Saudi Arabia (50%), the Kibali mine in the DRC (45%), the Loulo-Gounkoto complex in Mali (80%), the Tongon mine in Côte d’Ivoire (89.7%), the Morila mine in Mali (40%) and the Norte Abierto (formerly known as Cerro Casale) project in Chile (50%), the remaining interests in which are held by third parties. Barrick’s interests in these properties are subject to the risks customarily associated with the conduct of joint ventures, including (i) disagreement with joint venture partners on how to develop and operate the mine efficiently or, in the case of exploration projects, on the exploration plan and related expenditures; (ii) inability to exert influence over certain strategic decisions; (iii) inability of joint venture partners to meet their obligations; and (iv) litigation regarding joint venture matters. Each of these risks could have a material adverse impact on Barrick’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Barrick’s future cash flows, earnings, results of operations and financial condition. In addition, Barrick is not always the operator of its joint venture projects. To the extent Barrick is not the operator, the success of any operations will be dependent on third party operators and Barrick may be unable to have any significant influence on the direction or control of the activities of the operators. Barrick will be subject to the decisions made by the operators of the joint venture properties and will rely on the operators for accurate information about the properties.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities and critical parts and equipment which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations, or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “Metal price volatility” above.

Geotechnical challenges could impact profitability

Barrick and the mining industry are facing continued geotechnical challenges associated with the aging of certain mines and the need to mine deeper pits and more complex deposits. This leads to higher pit walls, more complex underground operations and increased exposure to geotechnical instability. As Barrick’s operations mature, the open pit and underground operations at certain sites are getting deeper. Barrick has experienced geotechnical failures at some open pit operations and seismic events at some underground operations. Seismic events may also affect mining operations in other ways. For example, on February 26, 2018, a 7.5 magnitude earthquake struck Papua New Guinea, causing significant damage to the Hides natural gas power plant that supplies electricity to the Porgera mine. No assurances can be given that unanticipated adverse geotechnical conditions, such as pit wall failures, underground cave-ins and other ground-related instability, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities can be difficult to predict and are often affected by risks beyond Barrick’s control, such as severe weather, higher than average rainfall and seismic events. Geotechnical failures can result in limited access to minesites, suspension of operations, production delays, government investigations, increased costs, as well as injuries and deaths in the most extreme cases. All of these could adversely impact Barrick’s results of operations and financial position.

Infrastructure and information technology systems

Barrick’s mining, processing, development and exploration activities depend on adequate infrastructure and dependable information technology systems. Reliable power sources, water supply, roads and other infrastructure are important for Barrick’s operations. Water shortages, power outages, sabotage, community, government or other interference in the maintenance or provision of such infrastructure could adversely affect Barrick’s business, financial condition and results of operations. For example, the Tongon mine in Côte d’Ivoire has historically experienced infrastructure-related operational challenges that have adversely affected its financial performance.

Barrick is also dependent upon information technology systems in the conduct of its operations. The Company could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Barrick’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, Barrick could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Company’s cash flows, competitive position, financial condition or results of operations.

From time to time, Barrick pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Company’s capital allocation objectives. In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for Barrick to extract value from these investments or initiatives, or that Barrick will achieve any anticipated savings or efficiency improvements.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Barrick’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Barrick’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. Barrick places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Barrick’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, tailings dam failures, rock bursts, cave-ins, flooding, seismic activity and water conditions, most of which are beyond Barrick’s control. Barrick is also exposed to theft or loss of gold bullion, copper cathode or gold/copper concentrate. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operations.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding the identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will obtain or maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack or insufficiency of insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

Production and cost estimates

Barrick prepares estimates of future production, total cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Security and human rights

Barrick’s operations and development and exploration activities extend to jurisdictions which may be considered to have an increased degree of security risk. During 2019, Mali continued to experience a number of attacks by insurgent militants, which have increased the security risk applicable to all mining companies in the country, while the DRC has experienced instability in certain provinces caused by certain militia groups. The impacts of these risks could impede the exploration, development and operation of Barrick’s mines in these countries.

In addition, civil disturbances and criminal activities, such as trespass, illegal mining, sabotage, theft and vandalism, have caused disruptions at certain of Barrick’s operations, including the Porgera joint venture in Papua New Guinea operated by Barrick (Niugini) Limited (“BNL”), the Lagunas Norte and Pierina (now in closure) mines in Peru, the Pueblo Viejo mine in the Dominican Republic, the Kibali mine in the DRC, the Tongon mine in Côte d’Ivoire and certain of Barrick’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken certain measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company cannot guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights (see “Narrative Description of the Business – Sustainability”). Barrick has implemented a number of measures and safeguards which are designed to assist its personnel in understanding and upholding these standards. The implementation of these measures will not guarantee that the Company’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increased community tensions, reputational harm to Barrick and its partners or result in litigation, criminal and/or civil liability for the Companyor its employees and/or financial damages or penalties.

Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera joint venture operated by BNL and at certain of Barrick’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations. However, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Artisanal mining

Artisanal miners are active on, or adjacent to, many of Barrick’s properties in emerging market jurisdictions. Artisanal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse and funding of conflict. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. Barrick does not purchase any gold from artisanal miners. There is a misconception that artisanally-mined gold is channelled through large-scale mining operators and such misconceptions have a negative impact on the reputation of the mining industry.

Community relations and license to operate

The Company’s relationships with the communities in which it operates are critical to the future success of its existing operations and the construction and development of its projects. There is an ongoing and potentially increasing public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on Barrick’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon Barrick’s financial condition and operations. Barrick seeks to promote improvements in health and safety, human rights, environmental performance and community relations. However, Barrick’s ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of Barrick’s employees, human rights, the environment or the communities in which Barrick operates.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue to operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Exchange and capital controls

From time to time emerging market countries in which the Company operates or has interests have adopted measures to restrict the availability of the local currency or the repatriation of capital across borders. These measures are typically imposed by governments and/or central banks during times of local economic instability to prevent the removal of capital or the sudden devaluation of local currencies or to maintain in-country foreign currency reserves. In addition, many emerging markets require supplementary consents or reporting processes before local currency earnings can be converted into U.S. dollars or other currencies and/or such earnings can be repatriated or otherwise transferred outside of the operating jurisdiction. Furthermore, some jurisdictions regulate the amount of earnings that can be maintained by operating entities in off-shore bank accounts and require additional earnings to be held by banks located in the country of operation.

These measures can have a number of negative effects on the Company’s operations. For example, exchange and capital controls reduce the quantum of immediately available capital that the Company could otherwise deploy for investment opportunities or the payment of expenses. As a result, the Company may be required to use other sources of funds for these objectives which may result in increased financing costs. In addition, measures that restrict the availability of the local currency or impose a requirement to operate in the local currency may create practical difficulties for the Company.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, Papua New Guinea kina, Tanzanian shilling, Zambian kwacha, West African CFA franc and the Congolese franc. Appreciation of certain non-U.S. dollar currencies against the U.S. dollar would increase the costs of production at Barrick’s mines, making such mines less profitable. From time to time, Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. As of December 31, 2019, Barrick had no foreign currency derivative contracts beyond spot requirements. There can be no assurance that Barrick will enter into foreign currency hedging activities in the future. See “Use of derivatives”.

Climate change risks

Barrick recognizes that climate change is a global challenge that will affect its business in a range of possible ways. Barrick’s mining and processing operations are energy intensive, resulting in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As a result, Barrick is impacted by current and emerging policy and regulation relating to GHG emission levels, energy efficiency and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, the current regulatory trend may result in additional transition costs at some of Barrick’s operations. In addition, the physical risks of climate change may also have an adverse effect at some of Barrick’s operations. These may include increased incidence of extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Associated with these physical risks is an increasing risk of climate-related litigation (including class actions) and the associated costs. Stakeholders are seeking enhanced disclosure on the material risks, opportunities, financial impacts and governance processes related to climate change. Adverse publicity or climate-related litigation could have an adverse effect on Barrick’s reputation or financial condition.

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The Foreign Corrupt Practices Act (United States) and the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that Barrick’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s reputation, as well as business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

In addition, any failure by Randgold to have complied with a wide variety of applicable laws, such as those related to the environment, health and safety, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which Randgold operated prior to the completion of the Merger could subject Barrick to penalties and other adverse consequences. Moreover, the compliance mechanisms and monitoring programs adopted and implemented by Randgold prior to the Merger may not adequately have prevented or detected possible violations of such applicable laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of Barrick. In 2016, Randgold entered into a joint venture agreement with Société Minière Moku-Beverendi SA and Moku Goldmines AG to develop the Moku-Beverendi gold project in DRC. These entities are majority-owned by Dan Gertler’s Fleurette Group. On December 21, 2017, Mr. Gertler was added to the U.S. Department of the Treasury, Office of Foreign Assets Control List of Specially Designated Nationals and Blocked Persons (“SDNs”). United States persons, including United States person employees, officers, or directors of Barrick, are generally prohibited from engaging in transactions with SDNs. Shortly after the designation of Mr. Gertler as an SDN, Randgold suspended, and then terminated, all exploration activities under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($3.3 billion at December 31, 2019). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value of and ongoing payments under U.S. dollar interest rate swaps, the carrying value of certain long lived assets and liabilities and to the interest payments on its variable-rate debt ($0.1 billion at December 31, 2019). There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “Use of derivatives”.

Use of derivatives

From time to time, Barrick may use certain derivative products to manage the risks associated with gold, copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including:

(i) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (ii) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. For a summary of the derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see Note 25 to the Consolidated Financial Statements. See also “Global financial conditions”.

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. The costs of defending or settling such litigation can be significant. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain, may be contested, and title insurance is generally not available. Each sovereign state is generally the sole authority able to grant mineral property rights, and the ability to ensure that Barrick has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Although Barrick has attempted to acquire satisfactory title to its properties, these properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects (particularly title to undeveloped properties). Any disputes about Barrick’s property holdings or title may have a material adverse impact on Barrick’s cash flows, earnings, results of operations and financial position.

Divestitures

Barrick has recently sold or reduced its interest in certain assets. In connection with these dispositions, Barrick has given representations and warranties and indemnities customary for transactions of this type and may have also, in certain cases, agreed to retain responsibility for certain liabilities related to the period prior to the sale. As a result, Barrick may incur liability in the future associated with assets it no longer owns or in which it has a reduced interest.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These risks are more acute in jurisdictions in which strikes are legal, and Barrick’s workforce is highly unionized, such as in Africa. For example in 2018, prior to the Merger, Randgold’s Tongon mine in Cote d’Ivoire experienced an illegal labor action that lasted 53 days. A prolonged labor disruption at any of Barrick’s material properties could have a material adverse impact on its operations as a whole.

Availability and increased cost of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting the Company’s operating costs, capital expenditures and production schedules.

Internal control environment

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. See “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”.

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties, the acquisition of mining assets and access to water, power and other required infrastructure. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring properties, assets or access to infrastructure or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2019, the carrying value of Barrick’s goodwill was approximately $4.8 billion or 11% of Barrick’s total assets. Goodwill is allocated to each cash generating unit (“CGU”), where CGUs generally represent individual mineral properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter. In addition, at each reporting period, Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick tests for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill.

For example, for the year ended December 31, 2019, Barrick recognized net impairment charges at Pascua-Lama, as Barrick completed a study of the Pascua-Lama project and concluded that it does not meet Barrick’s investment criteria. The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors that market participants would make about the recoverable amount of the CGU, including estimates of production levels, operating costs and capital expenditures and permitting assumptions reflected in Barrick’s life of mine plans, as well as economic factors beyond management’s control, such as gold and copper prices, discount rates and observable net asset value multiples. Should management’s estimate of the future not reflect actual events, further goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges are difficult to predict.

Market price of Barrick’s shares

Securities of mining companies have experienced volatility in the past, at times unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and internationally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Barrick’s common shares is also likely to be affected by short-term changes in gold and copper prices. As a result of these changes, the market price of Barrick’s common shares at any given point in time may not accurately reflect Barrick’s long-term value. Securities class action litigation is also becoming more prevalent and is often brought against companies following periods of volatility in the market price of their securities. Barrick may in the future be the target of similar litigation which could result in substantial defense costs and divert management’s attention and resources.

Foreign subsidiaries

A significant portion of Barrick’s business is carried on through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Barrick’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Barrick’s valuation and stock price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis (“MD&A”) of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2019 (IFRS), which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the notice of articles and articles of Barrick and the relevant provisions of the BCBCA.

General

Barrick’s authorized share capital consists of an unlimited number of common shares.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. The holders of Barrick common shares are entitled to share rateably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 16, 2020, there were 1,778,034,807 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the notice of articles or articles of Barrick or in the BCBCA on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at the dates set out below:

Rating Agency

	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS
Senior Unsecured Debt	Baa2	BBB	BBB (low)

The DBRS credit rating is current to June 7, 2019, the Moody’s credit rating is current to March 17, 2020 and the S&P credit rating is current to November 18, 2019.

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium-term. Ratings outlooks fall into four categories: positive, negative, stable, and developing. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term. The time between the assignment of a new rating outlook and a subsequent rating action has historically varied widely. On average, the next rating action has followed within about a year. The next rating action subsequent to the assignment of a negative rating outlook has historically been a downgrade or review for possible downgrade. In August 2015, Moody’s lowered its rating on the Company’s senior unsecured debt from Baa2 to Baa3 and assigned a stable outlook. In January 2016, Moody’s placed the Company’s senior unsecured debt rating on review for downgrade. In March 2016, Moody’s affirmed the Company’s Baa3 rating and assigned a negative outlook. In August 2016, Moody’s affirmed the Company’s Baa3 rating and revised its outlook to stable from negative. In September 2017, Moody’s affirmed the Company’s Baa3 rating with a stable outlook. On March 1, 2018, Moody’s upgraded the rating on Barrick’s senior unsecured debt to Baa2 with a stable outlook. On February 26, 2019, Moody’s affirmed the rating on Barrick’s senior unsecured debt at Baa2 and changed the Company’s outlook to developing from stable, following the announcement of the Newmont Proposal. On March 13, 2019, Moody’s affirmed the rating on Barrick’s senior unsecured debt at Baa2 and changed the Company’s outlook to stable from developing, following the announcement of the Barrick-Newmont Joint Venture. On December 12, 2019, Moody’s stated that the announced sales of Barrick’s interests in KCGM and Massawa were credit positive. On March 17, 2020, Moody’s provided an update to their credit analysis of Barrick, maintaining the Company’s rating at Baa2 with a stable outlook. According to the Moody’s rating system, long-term obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive”, “negative”, “stable” or “developing”. However, a rating outlook does not mean that a rating change is inevitable. In March 2015, S&P lowered the Company’s long-term corporate credit rating to BBB- and also placed a stable outlook on the rating, noting the Company’s liquidity position as strong and that the downgrade reflects its revised estimates for the Company following the release of its year-end 2014 results. In March 2016, S&P affirmed the Company’s BBB- rating with a stable outlook. In August 2016, S&P affirmed the Company’s BBB- rating and raised its outlook to positive from stable. On March 22, 2018, S&P upgraded the rating on Barrick’s senior unsecured debt to BBB with a stable outlook. On February 25, 2019, S&P indicated that the Newmont Proposal had no present rating implications. On March 11, 2019, after the announcement of the Barrick-Newmont Joint Venture and the withdrawal of the Newmont Proposal, S&P indicated that it views the proposed arrangement as a credit strength and believes that the arrangement could eventually contribute to further ratings upside. On November 18, 2019, S&P stated that Barrick’s planned sale of its 50% interest in KCGM is modestly credit positive and will increase financial flexibility without affecting S&P’s view of Barrick’s operating breadth. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and, with the exception of the AAA and D categories, also contains the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. In August 2015, DBRS downgraded its rating on the Company’s senior unsecured debt to BBB (low) from BBB and assigned a stable trend. In November 2016, DBRS affirmed the Company’s BBB (low) rating with a stable trend. In January 2018, DBRS affirmed the Company’s BBB (low) rating and raised its trend to positive from stable. On June 7, 2019, DBRS confirmed the Company’s BBB (low) rating with a positive trend. According to DBRS, a rating of BBB is in the fourth highest of ten major categories and is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. Entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

Barrick has paid each of Moody’s and S&P its customary fees in connection with the provision of the above credit ratings. The Company has not made any payments to DBRS and no payments have been made to Moody’s and S&P unrelated to the provision of their rating services for the last two years.

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol ABX and the New York Stock Exchange under the symbol GOLD (previously ABX prior to January 2, 2019). The following table outlines the closing share price trading range and volume of shares traded by month in 2019, and for the period from January 1, 2020 to March 16, 2020, based on trading information published by each exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2019	(C$ per share)		(millions)	($ per share)		(millions)

January	18.00	15.37	161	13.68	11.52	319
February	18.48	16.16	102	14.04	12.22	323
March	19.49	16.21	111	14.54	12.18	339
April	18.63	16.93	76	13.96	12.62	226
May	17.51	15.72	90	13.01	11.65	275
June	21.67	16.95	114	16.45	12.58	381
July	22.96	19.79	97	17.50	14.85	355
August	26.69	20.92	115	20.06	15.83	390
September	26.32	22.28	113	19.89	16.93	365
October	24.24	21.47	68	18.21	16.43	280
November	22.89	21.25	60	17.31	16.07	218
December	24.49	22.21	65	18.83	16.73	220

2020

January	25.30	22.56	65	19.17	17.26	255
February	29.93	23.43	108	22.57	17.63	345
March 1 to 16	29.26	17.52	99	21.83	12.65	307

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2019.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “BGFC 2014 Notes”), all on November 12, 2004. On December 16, 2013, the entire balance of the BGFC 2014 Notes was repaid in full. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes and the BGFC 2034 Notes. The BGFC 2034 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”), issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor, and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). On October 15, 2015, the outstanding principal amount of the 5.75% notes due 2016 was repaid in full. The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (i) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (ii) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. During 2013, upon maturity, the outstanding principal amount of the BGFC 2013 Notes was repaid in full. On October 28, 2015, pursuant to a cash tender offer, $275 million of the principal amount of the BGC 2019 Notes was repaid. On March 21, 2016, pursuant to a cash tender offer, approximately $227 million of the principal amount of the BNAF 2018 Notes and approximately $196 million of the principal amount of the BGC 2019 Notes was repaid. On September 26, 2016, the outstanding principal amount of the BNAF 2018 Notes was repaid in full. On June 20, 2017, the outstanding principal amount of the BGC 2019 Notes was repaid in full. The 2008 Indenture sets out the terms and conditions pertaining to the BNAF 2038 Notes. The BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. On March 21, 2016, pursuant to a cash tender offer, approximately $152 million of the principal amount of the BPDAF 2020 Notes was repaid. On July 15, 2019, the outstanding principal amount of approximately $248 million of the BPDAF 2020 Notes was repaid in full. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2039 Notes. The BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick

and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 (the “Barrick 2014 Notes”) and $1.1 billion of 2.90% notes due 2016 (the “Barrick 2016 Notes”), each issued by Barrick, as well as $1.35 billion of 4.40% notes due 2021 (the “BNAF 2021 Notes”) and $850 million of 5.70% notes due 2041 (the “BNAF 2041 Notes”), each issued by BNAF. On December 16, 2013, the outstanding principal amount of the Barrick 2014 Notes was repaid in full. On September 9, 2015, the outstanding principal amount of the Barrick 2016 Notes was repaid in full. In 2016, approximately $721 million of the principal amount of the BNAF 2021 Notes was repaid pursuant to cash tender offers. On July 17, 2018, the outstanding principal amount of approximately $629 million of BNAF 2021 Notes was repaid in full. The BNAF 2041 Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 (the “BGC 2022 Notes”) and $750 million of 5.25% notes due 2042. In 2015, approximately $913 million of the principal amount of the 3.85% notes due 2022 was repaid pursuant to cash tender offers. On January 31, 2020, the outstanding principal amount of approximately $337 million of BGC 2022 Notes was repaid in full.

On May 2, 2013, Barrick and BNAF issued an aggregate of $3 billion in debt securities pursuant to the 2011 Indenture, comprised of $650 million of 2.50% notes due 2018 and $1.5 billion of 4.10% notes due 2023 issued by Barrick as well as $850 million of 5.75% notes due 2043 issued by BNAF (collectively, the “BNAF Notes”). The BNAF Notes are unconditionally guaranteed by Barrick. On December 3, 2013, pursuant to a cash tender offer, approximately $398 million of the principal amount of the 2.50% notes due 2018 was repaid. In 2015, approximately $129 million of the principal amount of the 2.50% notes due 2018 and approximately $769 million of the principal amount of the 4.10% notes due 2023 was repaid pursuant to cash tender offers. On March 21, 2016, pursuant to a cash tender offer, approximately $18 million of the principal amount of the 2.50% notes due 2018 was repaid. On June 24, 2016, the outstanding principal amount of the 2.50% notes due 2018 was repaid in full. On September 21, 2017, the outstanding principal amount of the 4.10% notes due 2023 was repaid in full.

On July 1, 2019, Barrick and Newmont, among others, entered into an amended and restated limited liability company agreement which sets out the rights and obligations between them in respect of Nevada Gold Mines (the “JV Agreement”). Pursuant to the JV Agreement, the management and control of Nevada Gold Mines is vested in its board of managers, which currently consists of five members (and five alternates), three of which were appointed by Barrick and two of which were appointed by Newmont. The JV Agreement also establishes advisory committees, including a technical committee, finance committee and exploration committee, with equal representation from Barrick and Newmont. Pursuant to the JV Agreement, Barrick was appointed as the initial operator with overall management responsibility, subject to the supervision and direction of the Board.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is AST Trust Company (Canada) in Canada at its principal office in Toronto, Ontario and American Stock Transfer & Trust Company, LLC in the United States at its principal office in Brooklyn, New York.

DIVIDEND POLICY

On August 5, 2015, Barrick announced that its Board of Directors reduced the quarterly dividend on its common shares by 60% from $0.05 to $0.02 per quarter to increase financial flexibility in light of market conditions. The reduction in the quarterly dividend became effective starting with the dividend payable in mid-September 2015. In 2015, Barrick paid an aggregate cash dividend of $0.14 per common share: $0.05 in mid-March, $0.05 in mid-June, $0.02 in mid-September and $0.02 in mid-December. In 2016, Barrick paid an aggregate cash dividend of $0.08 per common share: $0.02 in mid-March, $0.02 in mid-June, $0.02 in mid-September and $0.02 in mid-December. On February 15, 2017, Barrick announced that its Board of Directors increased its quarterly dividend from $0.02 per share to $0.03 per share beginning with the dividend payable in mid-March 2017. In 2017, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. In 2018, Barrick paid an aggregate cash dividend of $0.12 per common share: $0.03 in mid-March, $0.03 in mid-June, $0.03 in mid-September and $0.03 in mid-December. A dividend of $0.07 per share was declared on December 17, 2018 for payment on January 14, 2019 to shareholders of Barrick prior to the completion of the Merger. In 2019, Barrick’s quarterly dividend was increased twice from its pre-Merger amount: firstly, in respect of the first quarter of 2019, by one-third from $0.03 per share to $0.04 per share, and secondly, in respect of the third quarter of 2019, by a further 25% from $0.04 per share to $0.05 per share. Accordingly, in 2019, Barrick paid an aggregate cash dividend of $0.20 per common share: $0.07 in mid-January, $0.04 in mid-June, $0.04 in mid-September and $0.05 in mid-December. In addition, on February 12, 2020, Barrick announced that its Board of Directors had declared a dividend in respect of the fourth quarter of 2019 of $0.07 per share, a 40% increase on the third quarter dividend, which was paid on March 16, 2020.

The amount and timing of dividends are within the discretion of the Board of Directors. The Board of Directors reviews the dividend quarterly based on, among other things, the Company’s current and projected liquidity profile.

Also on August 5, 2015, the Board of Directors approved a Dividend Reinvestment Plan (the “DRIP”), which was made available to eligible shareholders beginning with the mid-September 2015 dividend. The DRIP allows registered or beneficial holders of Barrick’s common shares who reside in Canada or the United States to reinvest cash dividends paid on their common shares in additional common shares issued from treasury. On August 12, 2019, Barrick announced the elimination of the prior 3% discount that had been available under the DRIP.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 16, 2020, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 12,551,092 common shares representing approximately 0.71% of the outstanding common shares of Barrick.

Directors of the Company

On January 1, 2019, Mark Bristow, a non-independent director, and Christopher L. Coleman and Andrew J. Quinn, each an independent director, were appointed to the Board of Directors. María I. Benítez, an independent director since April 24, 2018, passed away on February 28, 2019. In August 2019, Loreto Silva was appointed to the Board of Directors. She will stand for election as a director of the Company at the Company’s upcoming annual meeting of shareholders to be held on May 5, 2020 (the “AGM”).

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following nine individuals are the directors of the Company as at March 16, 2020:

Name (age) and municipality of residence	Principal occupations during past 5 years
Mark Bristow (61) Beau Champ, Mauritius

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Barrick Board Details:

• Director since January 2019

Gustavo A. Cisneros (74) Santo Domingo, Dominican Republic

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds honorary doctorate degrees from the University of Miami and Babson College and an undergraduate degree from Babson College.

Barrick Board Details:

• Director since September 2003

Christopher L. Coleman (51) London, United Kingdom

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Barrick Board Details:

• Director since January 2019

Name (age) and municipality of residence	Principal occupations during past 5 years
J. Michael Evans (62) New York, New York USA

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Barrick Board Details:

• Director since July 2014

Brian L. Greenspun (73) Henderson, Nevada USA

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Barrick Board Details:

• Director since July 2014

J. Brett Harvey (69) Mesquite, Nevada USA

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Barrick Board Details:

• Director since December 2005

Name (age) and municipality of residence	Principal occupations during past 5 years
Andrew J. Quinn (66) Llanboidy, Carmarthenshire, United Kingdom

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Barrick Board Details:

• Director since January 2019

Loreto Silva (55) Santiago, Chile

Ms. Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados, where her practice focuses on complex infrastructure development projects, natural resources, and public utilities. She also serves as the chairwoman of the board of ENAP, Chile’s national petroleum company. An accomplished legal professional with over two decades of experience in both the private and public sectors, Ms. Silva started her career as a lawyer for the Chilean Chamber of Construction where she helped develop the country’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, water resource management as well as the development of electric, sanitary and infrastructure projects. In 2010, Ms. Silva was appointed Vice Minister of Public Works and became Minister of the department at the end of 2012. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce, director at the Infrastructure Policy Council, and member of Women Corporate Directors. Ms. Silva has been named one of Chile’s 100 leading woman leaders on four occasions. She holds a law degree from the University of Chile.

Barrick Board Details:

• Director since August 2019

John L. Thornton (66) Palm Beach, Florida USA

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of, the China Investment Corporation (CIC), Confucius Institute Headquarters, King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Barrick Board Details:

•  Executive Chairman since 2014 and Director since February 2012

Messrs. Bristow and Jacobs (an executive officer of Barrick) are directors of Rockwell Diamonds Inc. (“RDI”). Mr. Jacobs is also the chief executive officer of RDI. As a result of provisional liquidation proceedings of its South African operating subsidiaries, RDI was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018, which order is still in effect.

Corporate Governance and Committees of the Board

Barrick’s current corporate governance policies and practices are consistent with the requirements of Canadian securities laws. Barrick’s policies and practices also take into account the rules of the Toronto Stock Exchange and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”), even though the majority of the NYSE Standards do not directly apply to Barrick as a Canadian company. The one significant difference between Barrick’s corporate governance practices and the NYSE Standards which are applicable to U.S. companies is summarized below:

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the Toronto Stock Exchange rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the Toronto Stock Exchange rules.

Following the Merger, the Board decided to streamline and reconstitute its standing committees. The Board combined the Audit and Risk Committees to form the Audit & Risk Committee, and the Corporate Governance & Nominating Committee assumed the responsibilities of the Corporate Responsibility Committee, which was dissolved.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun and Loreto Silva.

Audit & Risk Committee

The Audit & Risk Committee is comprised of J. Brett Harvey (Chair), J. Michael Evans, and Andrew J. Quinn.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey.

International Advisory Board

The members of the Board of Directors that also sit on the International Advisory Board are John L. Thornton and Gustavo A. Cisneros.

Executive Officers of the Company

In addition to John L. Thornton and Mark Bristow, as set out above, the following are the executive officers of the Company as at March 16, 2020.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years
Grant Beringer (38) Trinity, Jersey Channel Islands	Group Sustainability Executive	Group Sustainability Executive; prior to January 2019, Director of International Operations at Digby Wells Environmental; prior to January 2016, Director of Projects at Digby Wells Environmental

Mark Hill (55) Oakville, Ontario Canada	Chief Operating Officer, LATAM and Australia Pacific	Chief Operating Officer, LATAM and Australia Pacific; prior to January 2019, Chief Investment Officer; prior to September 2016, Partner and Head of Mining at Waterton Global Resource Management

Willem Jacobs (61) Beau Champ, Mauritius	Chief Operating Officer, Africa and Middle East	Chief Operating Officer, Africa and Middle East; prior to January 2019, Chief Operating Officer at Randgold Resources Limited

Robert Krcmarov (55) Toronto, Ontario Canada	Executive Vice President, Exploration and Growth	Executive Vice President, Exploration and Growth; prior to March 2016, Senior Vice President, Global Exploration
Rodney Quick (48) Johannesburg, Gauteng, South Africa	Mineral Resource Management and Evaluation Executive	Mineral Resource Management and Evaluation Executive; prior to January 2019, Mineral Resource Management and Evaluation Executive at Randgold Resources Limited

Catherine Raw (38) Toronto, Ontario Canada	Chief Operating Officer, North America

Chief Operating Officer, North America; prior to January 2019, Executive Vice-President and Chief Financial Officer; prior to April 2016, Executive Vice-President, Business Performance; prior to May 2015, Member of the Natural Resources Team and Manager of gold, mining and natural resource funds including Co-Manager of BlackRock World Mining Trust and BGF World Mining Fund at BlackRock Inc.

Darian Rich (59) Mississauga, Ontario Canada	Human Resources Executive	Human Resources Executive; prior to January 2019, Executive Vice-President, Talent Management

Graham Shuttleworth (51) Grouville, Jersey Channel Islands	Senior Executive Vice-President, Chief Financial Officer	Senior Executive Vice-President, Chief Financial Officer; prior to January 2019, Chief Financial Officer at Randgold Resources Limited

John Steele (59) Cobham, United Kingdom	Metallurgy, Engineering and Capital Projects Executive	Metallurgy, Engineering and Capital Projects Executive; prior to January 2019, Technical and Capital Projects Executive at Randgold Resources Limited

Kevin Thomson (63) Toronto, Ontario Canada	Senior Executive Vice President, Strategic Matters	Senior Executive Vice President, Strategic Matters

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Greg Walker (59) Elko, Nevada United States of America	Executive Managing Director, Nevada Gold Mines

Executive Managing Director, Nevada Gold Mines; prior to August 2019, Head of Operations and Technical Excellence, North America; prior to January 2019, Senior Vice-President, Operational and Technical Excellence; prior to December 2017, Executive General Manager at Barrick Gold Pueblo Viejo; prior to September 2016, Executive Managing Director at Barrick Niugini Limited

Lois Wark (65) Sandton, Johannesburg South Africa	Group Corporate Communications and Investor Relations Executive	Group Corporate Communications and Investor Relations Executive; prior to January 2019, Group General Manager Corporate Communications at Randgold Resources Limited

AUDIT & RISK COMMITTEE

Audit & Risk Committee Mandate

A copy of the Audit & Risk Committee’s mandate is attached hereto as Schedule “A”.

Composition of the Audit & Risk Committee

The Audit & Risk Committee is comprised entirely of independent directors (Messrs. Harvey (Chair), Evans and Quinn). There were four meetings of the Audit & Risk Committee in 2019. All of the members of the Committee attended all of the meetings held in 2019.

Relevant Education and Experience

All of the members of the Audit & Risk Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that Messrs. Harvey and Evans is each an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Messrs. Harvey and Evans as audit committee financial experts will not deem any of them to be an “expert” for any purpose or impose any duties, obligations or liability on them that are greater than those imposed on members of the Audit & Risk Committee and Barrick’s Board of Directors who do not carry this designation.

Set out below is a description of the education and experience of each Audit & Risk Committee member that is relevant to the performance of his or her responsibilities in that capacity. For more information about the members of Barrick’s Audit & Risk Committee, see “Directors and Officers of the Company – Directors of the Company”.

J. Brett Harvey

Mr. Harvey has been a member of the Board of Directors of Barrick since December 2005. Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. Mr. Harvey brings extensive management experience to the Board of Directors as well as experience with internal controls and procedures for financial reporting. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

J. Michael Evans

Mr. Evans has been a member of the Board of Directors of Barrick since July 2014. Mr. Evans is a Director and the President of Alibaba Group Holding Ltd., a position he has held since August 2015. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. Prior to becoming President of Alibaba Group Holding Ltd. Mr. Evans was an independent director and member of its audit committee from September 2014 to August 2015, with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. Mr. Evans holds an undergraduate degree from Princeton University.

Andrew J. Quinn

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018 he served as non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Participation on Other Audit Committees

Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without approval of the Board of Directors. No member of the Audit & Risk Committee currently serves on the audit committee of more than three publicly-traded companies, including Barrick.

Audit & Risk Committee Pre-Approval Policies and Procedures

Barrick’s Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services (the “Pre-Approval Policy”) for the pre-approval of services performed by Barrick’s auditors. The objective of the Pre-Approval Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through their engagement for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees for specific services. All services performed by Barrick’s auditor comply with the Pre-Approval Policy, and professional standards and securities regulations governing auditor independence.

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2019 and 2018 for professional services rendered to Barrick:

Fees[1] (amount in millions)	2019	2018
Audit Fees[2]	$11.4	$9.9
Audit-related Fees[3]	0.5	0.4
Tax Fees[4]	0.6	0.5
All Other Fees	Nil	Nil

Total	$12.5	$10.8

1	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
2

Audit fees include fees for services rendered by the external auditor in relation to the audit and interim reviews of Barrick’s financial statements, the financial statements of its subsidiaries and in connection with the Company’s statutory and regulatory filings, including in respect of the Merger and the establishment of Nevada Gold Mines LLC.

3	In 2019 and 2018, audit-related fees primarily related to a number of projects including compliance with regulatory filing requirements in local markets and translation services.
4	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2019 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to provide reasonable assurance that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in the MD&A and Barrick’s 2019 Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s President and Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

In conjunction with the Merger, Barrick has a new management team effective January 1, 2019 which includes new regional management for North America, Latin America and Asia Pacific, and Africa and Middle East. On July 1, 2019, Barrick completed its transaction with Newmont establishing Nevada Gold Mines, and Barrick began consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5% of the joint venture. On September 17, 2019, Barrick acquired all of the Acacia shares it did not already own through a share-for-share exchange. Following an evaluation by management, which included the internal controls relating to the control of the companies detailed above, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect Barrick’s internal controls over financial reporting.

The management of Barrick, at the direction of the Company’s President and Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of the Company’s internal control over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2019, based on the framework and criteria established in Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management’s evaluation, Barrick’s President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2019. Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2019 are included in Barrick’s 2019 Annual Report and its 2019 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 25 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of Barrick’s gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with Barrick’s cost of sales related to gold production, removes depreciation and the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

Starting from the first quarter of 2019, Barrick has renamed “cash costs” to “total cash costs” when referring to its gold operations. The calculation of total cash costs is identical to Barrick’s previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity but not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Starting from the first quarter of 2019, Barrick has included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. Barrick believes that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with Barrick’s operations. The original WGC Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. Barrick has updated its calculation accordingly. Prior periods have not been restated but would not be materially different.

Barrick believes that its use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining and assessing Barrick’s operating performance as well as its ability to generate free cash flow from current operations and on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore Barrick believes these measures are useful non-GAAP operating metrics and supplement its IFRS disclosures. These measures are not representative of all of Barrick’s cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, Barrick has calculated these metrics on a co-product basis. Barrick’s co-product metrics remove the impact of other metal sales that are produced as a by-product of its gold production from cost-per-ounce calculations, but do not reflect a reduction in costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to Barrick’s copper mine operations. Barrick believes that C1 cash costs per pound enables investors to better understand the performance of its copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. Barrick believes that this measure enables investors to better understand the operating performance of its copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended		For the years ended
	Footnote	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17
Cost of sales applicable to gold production		1,896	1,831	6,514	4,621	4,836

Depreciation		(549)	(538)	(1,902)	(1,253)	(1,529)

Cash cost of sales applicable to equity method investments		57	45	226	0	0

By-product credits		(43)	(48)	(138)	(131)	(135)

Realized (gains) losses on hedge and non-hedge derivatives	a	1	1	1	3	23

Non-recurring items	b	(22)	(4)	(55)	(172)	0

Other	c	(37)	(19)	(102)	(87)	(106)

Non-controlling interests	d	(326)	(339)	(878)	(313)	(299)
Total cash costs		977	929	3,666	2,668	2,790
General & administrative costs		31	68	212	265	248

Minesite exploration and evaluation costs	e	24	22	69	45	47

Minesite sustaining capital expenditures	f	394	406	1,320	975	1,109

Sustaining leases		4	5	27	0	0

Rehabilitation - accretion and amortization (operating sites)	g	7	28	65	81	64

Non-controlling interest, copper operations and other	h	(135)	(184)	(470)	(374)	(273)
All-in sustaining costs		1,302	1,274	4,889	3,660	3,985
Project exploration and evaluation and project costs	e	60	64	273	338	307

Community relations costs not related to current operations		0	1	2	4	4

Project capital expenditures	f	46	96	370	459	273

Rehabilitation - accretion and amortization (non-operating sites)	g	3	5	22	33	20

Non-controlling interest and copper operations and other	h	(28)	(46)	(105)	(21)	(21)
All-in costs		1,383	1,394	5,451	4,473	4,568
Ounces sold - equity basis (000s ounces)	i	1,413	1,318	5,467	4,544	5,302
Cost of sales per ounce	j,k	1,046	1,065	1,005	892	794
Total cash costs per ounce	k	692	710	671	588	526

Total cash costs per ounce (on a co-product basis)	k,l	712	735	689	607	544

All-in sustaining costs per ounce	k	923	984	894	806	750

All-in sustaining costs per ounce (on a co-product basis)	k,l	943	1,009	912	825	768
All-in costs per ounce	k	976	1,074	996	985	860

All-in costs per ounce (on a co-product basis)	k,l	996	1,099	1,014	1,004	878

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil for the three months and year ended December 31, 2019, respectively (September 30, 2019: $nil; 2018: $4 million; 2017: $27 million), and realized non-hedge losses of $1 million and $1 million for the three months and year ended December 31, 2019, respectively (September 30, 2019: $1 million; 2018: gains of $1 million; 2017: gains of $4 million). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three months and year ended December 31, 2019 include the removal of total cash costs and by-product credits associated with Barrick’s Pierina mine, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019, which all are mining incidental ounces as they enter closure, of $35 million and $92 million, respectively (September 30, 2019: $19 million; 2018: $87 million; 2017: $108 million).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $477 million and $1,306 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $506 million; 2018: $453 million; 2017: $454 million). Non-controlling interests include Pueblo Viejo and Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience). Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon, and starting July 1, 2019, also include Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite if they support current mine operations and project if they relate to future projects. Refer to page 54 of the MD&A.

f.	Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018 and 2017. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 53 of the MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provisions of its gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by Barrick’s copper sites and the non-controlling interest of its Tanzania operations until September 30, 2019 (notwithstanding the completion of the Acacia transaction on

September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of Barrick’s Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17
General & administrative costs	(3)	(22)	(58)	(104)	(21)

Minesite exploration and evaluation costs	(6)	(9)	(16)	(3)	(12)

Rehabilitation - accretion and amortization (operating sites)	(1)	(10)	(13)	(6)	(10)

Minesite sustaining capital expenditures	(125)	(143)	(383)	(261)	(230)
All-in sustaining costs total	(135)	(184)	(470)	(374)	(273)
Project exploration and evaluation and project costs	(14)	(12)	(54)	(16)	(17)

Project capital expenditures	(14)	(34)	(51)	(5)	(4)
All-in costs total	(28)	(46)	(105)	(21)	(21)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019, which are mining incidental ounces as the sites enter closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $14 million and $113 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $28 million; 2018: $116 million; 2017: $174 million); starting in the third quarter of 2019, Golden Sunlight of $nil and $1 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $1 million; 2018: $nil; 2017: $nil) and Morila of $13 million and $23 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $10 million; 2018: $nil; 2017: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $26 million and $26 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $nil; 2018: $nil; 2017: $nil), which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and Barrick’s proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% of Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of Barrick’s gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended		For the years ended
	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17
By-product credits	43	48	138	131	135

Non-controlling interest	(17)	(16)	(48)	(45)	(30)
By-product credits (net of non-controlling interest)	26	32	90	86	105

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)		For the three months ended 12/31/19
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
Cost of sales applicable to gold production		436	202	155	55	86	934	87	189	82

Depreciation		(92)	(58)	(55)	(38)	(22)	(265)	(7)	(55)	(29)

By-product credits		0	0	(1)	0	(26)	(27)	0	(12)	(3)

Non-recurring items	f	(1)	0	0	0	0	(1)	(21)	(1)	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(132)	(54)	(38)	(7)	(14)	(245)	0	(48)	0
Total cash costs		211	90	61	10	24	396	59	73	50
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	8	3	1	3	1	16	0	0	1

Minesite sustaining capital expenditures	h	92	65	29	17	8	211	15	23	28

Sustaining leases		0	0	0	0	0	0	1	0	0

Rehabilitation - accretion and amortization (operating sites)	i	0	4	(1)	(1)	(2)	0	0	4	1

Non-controlling interests		(45)	(29)	(9)	(7)	(4)	(94)	0	(11)	0
All-in sustaining costs		266	133	81	22	27	529	75	89	80
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	6	0

Project capital expenditures	h	0	6	11	0	0	38	0	0	0

Non-controlling interests		0	(3)	(5)	0	0	(17)	0	(3)	0
All-in costs		266	136	87	22	27	550	75	92	80
Ounces sold - equity basis (000s ounces)		275	132	99	33	26	565	53	174	70
Cost of sales per ounce	j,k	975	945	971	1,026	2,025	1,038	1,632	660	1,138
Total cash costs per ounce	k	766	681	625	317	902	711	1,091	422	710

Total cash costs per ounce (on a co-product basis)	k,l	767	684	632	319	1,504	760	1,094	462	733
All-in sustaining costs per ounce	k	965	1,012	800	657	1,034	944	1,380	517	1,142

All-in sustaining costs per ounce (on a co-product basis)	k,l	966	1,015	807	659	1,636	993	1,383	557	1,165
All-in costs per ounce	k	965	1,039	863	657	1,034	982	1,384	525	1,142

All-in costs per ounce (on a co-product basis)	k,l	966	1,042	870	659	1,636	1,031	1,387	565	1,165

($ millions, except per ounce information in dollars)		For the three months ended 12/31/19
	Footnote	Porgera	Kalgoorlie[m]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
Cost of sales applicable to gold production		75	44	186	106	105	99	12	31

Depreciation		(12)	(6)	(73)	(52)	(35)	(45)	(5)	(2)

By-product credits		(1)	(1)	0	(1)	(1)	(1)	0	0

Non-recurring items	f	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		0	0	(22)	0	0	(6)	0	0
Total cash costs		62	37	91	53	69	47	7	29
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	1	2	5	2	0	1	0	0

Minesite sustaining capital expenditures	h	11	6	46	9	15	3	1	0

Sustaining leases		1	0	0	1	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	i	(1)	1	1	0	1	0	0	0

Non-controlling interests		0	0	(11)	0	0	(1)	0	0
All-in sustaining costs		74	46	132	65	85	51	8	30
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	0	1	0	1	0	1	0

Non-controlling interests		0	0	0	0	0	0	0	0
All-in costs		74	46	133	65	86	51	9	30
Ounces sold - equity basis (000s ounces)		82	39	144	89	103	59	9	26
Cost of sales per ounce	j,k	909	1,127	1,037	1,205	1,021	1,476	1,293	1,235
Total cash costs per ounce	k	757	940	631	608	675	803	752	1,144

Total cash costs per ounce (on a co-product basis)	k,l	765	943	631	611	687	805	805	1,161
All-in sustaining costs per ounce	k	894	1,172	917	740	830	867	909	1,169

All-in sustaining costs per ounce (on a co-product basis)	k,l	902	1,175	917	743	842	869	962	1,186
All-in costs per ounce	k	894	1,172	922	746	840	867	935	1,169

All-in costs per ounce (on a co-product basis)	k,l	902	1,175	922	749	852	869	988	1,186

($ millions, except per ounce information in dollars)		For the three months ended 9/30/19
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
Cost of sales applicable to gold production		445	170	168	46	68	897	55	181	72

Depreciation		(101)	(53)	(70)	(32)	(14)	(270)	(6)	(48)	(25)

By-product credits		(1)	(1)	(1)	0	(22)	(25)	(1)	(17)	(1)

Non-recurring items	f	0	0	0	0	0	0	(1)	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(133)	(45)	(37)	(5)	(13)	(233)	0	(48)	0
Total cash costs		210	71	60	9	19	369	47	68	46
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	5	2	2	3	0	12	0	0	1

Minesite sustaining capital expenditures	h	102	36	27	9	14	188	15	27	19

Sustaining leases		0	0	1	0	0	1	0	0	1

Rehabilitation - accretion and amortization (operating sites)	i	8	4	3	1	4	20	1	3	1

Non-controlling interests		(48)	(15)	(12)	(5)	(6)	(86)	0	(12)	0
All-in sustaining costs		277	98	81	17	31	504	63	86	68
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	49	13	0	0	85	0	0	0

Non-controlling interests		0	(18)	(5)	0	0	(31)	0	0	0
All-in costs		277	129	89	17	31	558	63	86	68
Ounces sold - equity basis (000s ounces)		272	126	96	24	19	537	50	136	59
Cost of sales per ounce	j,k	1,007	829	1,077	1,170	2,186	1,027	1,083	807	1,243
Total cash costs per ounce	k	775	570	622	353	1,010	693	953	504	773

Total cash costs per ounce (on a co-product basis)	k,l	776	571	622	355	1,734	694	956	587	799
All-in sustaining costs per ounce	k	1,014	772	840	714	1,622	946	1,280	631	1,142

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,015	773	840	716	2,346	947	1,283	714	1,168
All-in costs per ounce	k	1,014	1,020	927	714	1,622	1,048	1,280	636	1,142

All-in costs per ounce (on a co-product basis)	k,l	1,015	1,021	927	716	2,346	1,049	1,283	719	1,168

($ millions, except per ounce information in dollars)		For the three months ended 9/30/19
	Footnote	Porgera	Kalgoorlie[m]	Lagunas Norte[o]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
Cost of sales applicable to gold production		77	60	54	199	107	52	102	11	35

Depreciation		(11)	(10)	(5)	(76)	(57)	(17)	(44)	(5)	(2)

By-product credits		(1)	0	(2)	0	0	(1)	0	0	0

Non-recurring items	f	0	0	(3)	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		0	0	0	(25)	0	(13)	(6)	(2)	(12)
Total cash costs		65	50	44	98	50	21	52	4	21
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	0	2	1	3	0	0	0	0	0

Minesite sustaining capital expenditures	h	14	15	0	60	13	14	4	0	0

Sustaining leases		1	1	0	2	0	0	1	0	0

Rehabilitation - accretion and amortization (operating sites)	i	(1)	0	2	0	0	1	0	0	0

Non-controlling interests		0	0	0	(13)	0	(5)	0	0	0
All-in sustaining costs		79	68	47	150	63	31	57	4	21
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	0	0	1	1	1	0	1	0

Non-controlling interests		0	0	0	(1)	0	0	0	0	0
All-in costs		79	68	47	150	64	32	57	5	21
Ounces sold - equity basis (000s ounces)		75	58	33	155	89	36	66	5	18
Cost of sales per ounce	j,k	1,024	1,037	1,661	1,018	1,187	907	1,396	1,288	1,292
Total cash costs per ounce	k	868	856	1,327	630	554	603	793	729	1,202

Total cash costs per ounce (on a co-product basis)	k,l	878	859	1,374	630	554	608	795	754	1,210
All-in sustaining costs per ounce	k	1,053	1,170	1,422	966	703	850	869	769	1,220

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,063	1,173	1,469	966	703	855	871	794	1,228
All-in costs per ounce	k	1,053	1,170	1,422	971	717	886	869	866	1,220

All-in costs per ounce (on a co-product basis)	k,l	1,063	1,173	1,469	971	717	891	871	891	1,228

($ millions, except per ounce information in dollars)					For the year ended 12/31/19
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	North America
Cost of sales applicable to gold production		1,310	751	425	101	154	2,741	247	2,988

Depreciation		(312)	(240)	(140)	(70)	(36)	(798)	(27)	(825)

By-product credits		(1)	(1)	(2)	0	(48)	(52)	(1)	(53)

Non-recurring items	f	(10)	0	0	0	0	(10)	(23)	(33)

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(266)	(99)	(75)	(12)	(27)	(479)	0	(479)
Total cash costs		721	411	208	19	43	1,402	196	1,598
General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	17	8	4	6	1	36	1	37

Minesite sustaining capital expenditures	h	307	129	70	26	22	554	47	601

Sustaining leases		0	0	1	0	0	1	1	2

Rehabilitation - accretion and amortization (operating sites)	i	10	16	2	0	2	30	2	32

Non-controlling interests		(102)	(44)	(21)	(12)	(10)	(189)	0	(189)
All-in sustaining costs		953	520	264	39	58	1,834	247	2,081
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0	0

Project capital expenditures	h	0	186	45	0	0	295	0	295

Non-controlling interests		0	(21)	(10)	0	0	(48)	0	(48)
All-in costs		953	685	299	39	58	2,081	247	2,328
Ounces sold - equity basis (000s ounces)		967	798	356	57	45	2,223	217	2,440
Cost of sales per ounce	j,k	1,004	762	846	1,088	2,093	924	1,137	943
Total cash costs per ounce	k	746	515	585	333	947	634	904	655

Total cash costs per ounce (on a co-product basis)	k,l	747	516	588	335	1,600	657	907	677
All-in sustaining costs per ounce	k	984	651	732	681	1,282	828	1,140	851

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	652	735	683	1,935	851	1,143	873
All-in costs per ounce	k	984	854	834	681	1,282	938	1,141	953

All-in costs per ounce (on a co-product basis)	k,l	985	855	837	683	1,935	961	1,144	975

($ millions, except per ounce information in dollars)			For the year ended 12/31/19
	Footnote	Pueblo Viejo	Veladero	Porgera	Kalgoorlie[m]	Latin America & Asia Pacific
Cost of sales applicable to gold production		721	323	284	223	1,551

Depreciation		(196)	(115)	(42)	(38)	(391)

By-product credits		(61)	(8)	(3)	(1)	(73)

Non-recurring items	f	(2)	(1)	0	0	(3)

Other		0	0	0	0	0

Non-controlling interests		(187)	0	0	0	(187)
Total cash costs		275	199	239	184	897
General & administrative costs		0	0	0	0	0

Minesite exploration and evaluation costs	g	0	3	2	6	11

Minesite sustaining capital expenditures	h	107	91	45	52	295

Sustaining leases		0	2	3	4	9

Rehabilitation - accretion and amortization (operating sites)	i	10	5	(2)	3	16

Non-controlling interests		(47)	0	0	0	(47)
All-in sustaining costs		345	300	287	249	1,181
Project exploration and evaluation and project costs	g	8	0	0	0	8

Project capital expenditures	h	0	15	0	0	15

Non-controlling interests		(3)	0	0	0	(3)
All-in costs		350	315	287	249	1,201
Ounces sold - equity basis (000s ounces)		584	271	285	210	1,350
Cost of sales per ounce	j,k	747	1,188	994	1,062	937
Total cash costs per ounce	k	471	734	838	873	664

Total cash costs per ounce (on a co-product basis)	k,l	536	759	848	876	716
All-in sustaining costs per ounce	k	592	1,105	1,003	1,183	874

All-in sustaining costs per ounce (on a co-product basis)	k,l	657	1,130	1,013	1,186	926
All-in costs per ounce	k	600	1,162	1,003	1,183	885

All-in costs per ounce (on a co-product basis)	k,l	665	1,187	1,013	1,186	937

($ millions, except per ounce information in dollars)						For the year ended 12/31/19
	Footnote	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]	Africa & Middle East
Cost of sales applicable to gold production		751	403	310	402	45	138	2,049

Depreciation		(295)	(196)	(97)	(186)	(19)	(8)	(801)

By-product credits		0	(1)	(2)	(1)	(1)	(1)	(6)

Non-recurring items	f	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(91)	0	(51)	(23)	(7)	(36)	(208)
Total cash costs		365	206	160	192	18	93	1,034
General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	g	12	3	0	3	0	0	18

Minesite sustaining capital expenditures	h	165	41	48	11	2	0	267

Sustaining leases		3	1	0	2	0	1	7

Rehabilitation - accretion and amortization (operating sites)	i	1	0	3	0	1	1	6

Non-controlling interests		(37)	0	(13)	(2)	(1)	0	(53)
All-in sustaining costs		509	251	198	206	20	95	1,279
Project exploration and evaluation and project costs	g	0	0	0	0	0	0	0

Project capital expenditures	h	4	2	9	0	3	0	18

Non-controlling interests		(1)	0	(3)	0	(1)	0	(5)
All-in costs		512	253	204	206	22	95	1,292
Ounces sold - equity basis (000s ounces)		575	363	248	245	27	81	1,539
Cost of sales per ounce	j,k	1,044	1,111	953	1,469	1,207	1,240	1,126
Total cash costs per ounce	k	634	568	646	787	676	1,156	673

Total cash costs per ounce (on a co-product basis)	k,l	634	571	654	789	709	1,166	677
All-in sustaining costs per ounce	k	886	693	802	844	773	1,178	834

All-in sustaining costs per ounce (on a co-product basis)	k,l	886	696	810	846	806	1,188	838
All-in costs per ounce	k	891	701	824	846	840	1,178	842

All-in costs per ounce (on a co-product basis)	k,l	891	704	832	848	873	1,188	846

($ millions, except per ounce information in dollars)		For the year ended 12/31/18
	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[o]	Pueblo Viejo	Veladero
Cost of sales applicable to gold production		886	828	206			1,921	195	53	732	310

Depreciation		(262)	(386)	(28)			(677)	(18)	0	(185)	(121)

By-product credits		(1)	(1)	0			(2)	(1)	0	(90)	(8)

Non-recurring items	f	0	0	0			0	0	0	(2)	(4)

Other		0	0	0			0	0	0	2	0

Non-controlling interests		0	0	0			0	0	0	(183)	0
Total cash costs		623	441	178			1,242	176	53	274	177
General & administrative costs		0	0	0			0	0	0	0	0

Minesite exploration and evaluation costs	g	13	6	0			19	0	0	0	2

Minesite sustaining capital expenditures	h	195	65	20			280	42	3	145	143

Sustaining leases		0	0	0			0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	5	25	1			31	4	3	10	1

Non-controlling interests		(10)	0	0			(10)	0	0	(62)	0
All-in sustaining costs		826	537	199			1,562	222	59	367	323
Project exploration and evaluation and project costs	g	0	0	0			6	0	0	0	0

Project capital expenditures	h	0	276	42			354	0	0	0	0

Non-controlling interests		0	0	0			0	0	0	0	0
All-in costs		826	813	241			1,922	222	59	367	323
Ounces sold - equity basis (000s ounces)		842	1,255	262			2,359	168	30	590	280
Cost of sales per ounce	j,k	1,054	659	783			814	1,157	1,755	750	1,112
Total cash costs per ounce	k	740	351	678			526	1,046	1,762	465	629

Total cash costs per ounce (on a co-product basis)	k,l	742	352	678			527	1,050	1,772	553	654
All-in sustaining costs per ounce	k	983	430	756			664	1,318	1,954	623	1,154

All-in sustaining costs per ounce (on a co-product basis)	k,l	985	431	756			665	1,322	1,964	711	1,179
All-in costs per ounce	k	983	649	916			814	1,320	1,954	623	1,154

All-in costs per ounce (on a co-product basis)	k,l	985	650	916			815	1,324	1,964	711	1,179

($ millions, except per ounce information in dollars)		For the year ended 12/31/18
	Footnote	Porgera	Kalgoorlie	Lagunas Norte[o]	Loulo- Gounkoto[p]	Kibali[p]	North Mara[n]	Tongon[p]	Bulyanhulu[n]	Buzwagi[n]	Morila[o,p]
Cost of sales applicable to gold production		213	288	337			264		53	139

Depreciation		(42)	(52)	(46)			(62)		(24)	(3)

By-product credits		(2)	(2)	(13)			(2)		(1)	(1)

Non-recurring items	f	0	0	(166)			0		0	0

Other		0	0	0			0		0	0

Non-controlling interests		0	0	0			(72)		(10)	(49)

Total cash costs		169	234	112	128	18	86
General & administrative costs		0	0	0	0	0	0

Minesite exploration and evaluation costs	g	0	10	2	0	0	0

Minesite sustaining capital expenditures	h	62	26	20	74	3	4

Sustaining leases		0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	(1)	4	25	2	1	1

Non-controlling interests		0	0	0	(27)	(1)	(2)
All-in sustaining costs		230	274	159	177	21	89
Project exploration and evaluation and project costs	g	0	0	0	0	0	0

Project capital expenditures	h	0	0	2	8	4	0

Non-controlling interests		0	0	0	(3)	(1)	0
All-in costs		230	274	161	182	24	89
Ounces sold - equity basis (000s ounces)		213	320	251	212	27	94
Cost of sales per ounce	j,k	996	899	1,342	795	1,231	939
Total cash costs per ounce	k	796	732	448	603	650	916

Total cash costs per ounce (on a co-product basis)	k,l	810	737	499	609	674	922
All-in sustaining costs per ounce	k	1,083	857	636	830	754	947

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,097	862	687	836	778	953
All-in costs per ounce	k	1,083	857	644	855	848	947

All-in costs per ounce (on a co-product basis)	k,l	1,097	862	695	861	872	953

($ millions, except per ounce information in dollars)					For the year ended 12/31/17

	Footnote	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[o]	Pueblo Viejo	Veladero[q]

Cost of sales applicable to gold production		889	980	159			2,028	193	55	730	410

Depreciation		(260)	(533)	(28)			(821)	(27)	(3)	(229)	(119)

By-product credits		(2)	(1)	0			(3)	(1)	0	(72)	(17)

Non-recurring items	f	0	0	0			0	0	0	0	0

Other		0	0	0			0	0	0	0	0

Non-controlling interests		(1)	0	0			(1)	0	0	(171)	0

Total cash costs		626	446	131			1,203	165	52	258	274

General & administrative costs		0	0	0			0	0	0	0	0

Minesite exploration and evaluation costs	g	10	6	0			16	0	0	0	3

Minesite sustaining capital expenditures	h	264	96	32			392	44	0	114	173

Sustaining leases		0	0	0			0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	i	10	15	1			26	5	2	13	2

Non-controlling interests		(3)	0	0			(3)	0	0	(51)	0

All-in sustaining costs		907	563	164			1,634	214	54	334	452

Project exploration and evaluation and project costs	g	0	0	0			8	0	0	0	0

Project capital expenditures	h	0	198	4			228	5	1	0	0

Non-controlling interests		0	0	0			0	0	0	0	0

All-in costs		907	761	168			1,870	219	55	334	452

Ounces sold - equity basis (000s ounces)		868	1,489	222			2,579	196	41	637	458

Cost of sales per ounce	j,k	1,024	657	715			786	986	1,334	699	897

Total cash costs per ounce	k	721	300	589			467	841	1,265	405	598

Total cash costs per ounce (on a co-product basis)	k,l	723	301	589			468	846	1,270	475	636

All-in sustaining costs per ounce	k	1,045	380	733			634	1,092	1,329	525	987

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,047	381	733			635	1,097	1,334	595	1,025

All-in costs per ounce	k	1,045	512	753			726	1,119	1,349	525	987

All-in costs per ounce (on a co-product basis)	k,l	1,047	513	753			727	1,124	1,354	595	1,025

($ millions, except per ounce information in dollars)								For the year ended 12/31/17

	Footnote	Porgera	Kalgoorlie	Lagunas Norte[o]	Loulo- Gounkoto[p]	Kibali[p]	North Mara[n]	Tongon[p]	Bulyanhulu[n]	Buzwagi[n]	Morila[o,p]

Cost of sales applicable to gold production		239	292	245			223		142	104

Depreciation		(39)	(58)	(68)			(56)		(47)	(4)

By-product credits		(3)	(2)	(16)			(1)		(3)	(3)

Non-recurring items	f	0	0	0			0		0	0

Other		0	0	0			0		1	0

Non-controlling interests		0	0	0			(60)		(33)	(34)

Total cash costs		197	232	161			106		60	63

General & administrative costs		0	0	0			0		0	0

Minesite exploration and evaluation costs	g	1	9	4			0		0	0

Minesite sustaining capital expenditures	h	55	20	20			83		49	5

Sustaining leases		0	0	0			0		0	0

Rehabilitation - accretion and amortization (operating sites)	i	(2)	3	7			3		2	1

Non-controlling interests		0	0	0			(31)		(18)	(2)

All-in sustaining costs		251	264	192			161		93	67

Project exploration and evaluation and project costs	g	0	0	0			0		0	0

Project capital expenditures	h	0	0	5			10		1	0

Non-controlling interests		0	0	0			(4)		0	0

All-in costs		251	264	197			167		94	67

Ounces sold - equity basis (000s ounces)		253	362	397			207		69	103

Cost of sales per ounce	j,k	944	806	617			683		1,309	643

Total cash costs per ounce	k	781	642	405			509		848	600

Total cash costs per ounce (on a co-product basis)	k,l	791	647	446			513		872	616

All-in sustaining costs per ounce	k	993	729	483			773		1,319	632

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,003	734	524			777		1,343	648

All-in costs per ounce	k	993	729	497			804		1,330	632

All-in costs per ounce (on a co-product basis)	k,l	1,003	734	538			808		1,354	648

a.    On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including Barrick’s 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including Barrick’s 60% share of South Arturo) on a 61.5% basis thereafter.

b.    On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on a 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

c.    Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with Barrick’s joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on Barrick’s 75% interest in Turquoise Ridge until June 30,

2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent Barrick’s 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.    These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019. The results for 2018 and 2017 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

e.    Represents the combined results of Cortez, Goldstrike (including Barrick’s 60% share of South Arturo) and Barrick’s 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent Barrick’s 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

f.    Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of Barrick’s cost of production and have been excluded from the calculation of total cash costs.

g.    Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 54 of the MD&A.

h.    Capital expenditures

Capital expenditures are related to Barrick’s gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018 and 2017. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 53 of the MD&A.

i.    Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of Barrick’s gold operations and accretion on the rehabilitation provision of its gold operations, split between operating and non-operating sites.

j.    Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, Barrick consolidated its interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and Barrick’s proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% of Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.    Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.    Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of Barrick’s gold production (net of non-controlling interest) calculated as:

($ millions)							For the three months ended 12/31/19
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	0	0	1	0	26	27	0	12	3
Non-controlling interest	0	0	(1)	0	(9)	(10)	0	(6)	0
By-product credits (net of non-controlling interest)	0	0	0	0	17	17	0	6	3

($ millions)							For the three months ended 12/31/19
	Porgera	Kalgoorlie[m]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
By-product credits	1	1	0	1	1	1	0	0
Non-controlling interest	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	1	1	0	1	1	1	0	0

($ millions)							For the three months ended 9/30/19
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	1	1	0	22	25	1	17	1
Non-controlling interest	0	0	0	0	(9)	(9)	0	(6)	0
By-product credits (net of non-controlling interest)	1	1	1	0	13	16	1	11	1

($ millions)							For the three months ended 9/30/19
	Porgera	Kalgoorlie[m]	Lagunas Norte[o]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
By-product credits	1	0	2	0	0	1	0	0	0
Non-controlling interest	0	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	1	0	2	0	0	1	0	0	0

							For the year ended 12/31/19
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Pueblo Viejo	Veladero
By-product credits	1	1	2	0	48	52	1	61	8
Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(24)	0
By-product credits (net of non-controlling interest)	1	1	1	0	30	33	1	37	8

							For the year ended 12/31/19
	Porgera	Kalgoorlie[m]	Loulo- Gounkoto	Kibali	North Mara[n]	Tongon	Bulyanhulu[n]	Buzwagi[n]
By-product credits	3	1	0	1	2	1	1	1
Non-controlling interest	0	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	3	1	0	1	2	1	1	1

								For the year ended 12/31/18
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[o]	Pueblo Viejo	Veladero
By-product credits	1	1	0			2	1	0	90	8
Non-controlling interest	0	0	0			0	0	0	(37)	0

By-product credits (net of non-controlling interest)	1	1	0			2	1	0	53	8

								For the year ended 12/31/18
	Porgera	Kalgoorlie	Lagunas Norte[o]	Loulo- Gounkoto[p]	Kibali[p]	North Mara[n]	Tongon[p]	Bulyanhulu[n]	Buzwagi[n]	Morila[o,p]
By-product credits	2	2	13			2		1	1
Non-controlling interest	0	0	0			(1)		0	0
By-product credits (net of non-controlling interest)	2	2	13			1		1	1

								For the year ended 12/31/17
	Carlin[a]	Cortez[b]	Turquoise Ridge[c]	Long Canyon[d]	Phoenix[d]	Nevada Gold Mines[e]	Hemlo	Golden Sunlight[o]	Pueblo Viejo	Veladero[q]
By-product credits	2	1	0			3	1	0	72	17
Non-controlling interest	0	0	0			0	0	0	0	0
By-product credits (net of non-controlling interest)	2	1	0			3	1	0	72	17

								For the year ended 12/31/17
	Porgera	Kalgoorlie	Lagunas Norte[o]	Loulo- Gounkoto[p]	Kibali[p]	North Mara[n]	Tongon[p]	Bulyanhulu[n]	Buzwagi[n]	Morila[o,p]
By-product credits	3	2	16			1		3	3
Non-controlling interest	0	0	0			0		(1)	(2)
By-product credits (net of non-controlling interest)	3	2	16			1		2	1

m.    On November 28, 2019, Barrick completed the sale of its 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. The transaction resulted in a gain of $408 million for the year ended December 31, 2019. The operating results reported for Kalgoorlie reflect the Company’s attributable share of Kalgoorlie’s results until the date of disposal.

n.    Formerly part of Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information. The results are on a 63.9% basis until September 30, 2019 and on a 100% basis from October 1, 2019 onwards.

o.    With the end of mining at Lagunas Norte in the third quarter of 2019 and at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, Barrick has ceased to include production or non-GAAP cost metrics for these sites from October 1, 2019 and July 1, 2019, respectively, onwards.

p.    The results for 2018 and 2017 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

q.    On June 30, 2017, Barrick sold 50% of Veladero; therefore, these represent results on a 100% basis from January 1 to June 30, 2017 and on a 50% basis from July 1, 2017 onwards.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended		For the years ended

	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Cost of sales	80	49	361	558	399

Depreciation/amortization	(17)	(13)	(100)	(170)	(83)

Treatment and refinement charges	25	18	99	144	157

Cash cost of sales applicable to equity method investments	94	59	288	281	245

Less: royalties and production taxes[a]	(9)	(5)	(35)	(44)	(38)

By-product credits	(1)	(3)	(9)	(6)	(5)

Other	0	0	(5)	(11)	0

C1 cash cost of sales	172	105	599	752	675

General & administrative costs	3	5	19	28	12

Rehabilitation - accretion and amortization	7	2	15	16	12

Royalties and production taxes	9	5	35	44	38

Minesite exploration and evaluation costs	2	1	6	4	6

Minesite sustaining capital expenditures	60	48	215	220	204

Sustaining leases	3	0	5	0	0

Inventory write-downs	0	0	0	11	0

All-in sustaining costs	256	166	894	1,075	947

Pounds sold - consolidated basis (millions pounds)	91	65	355	382	405

Cost of sales per pound[b,c]	2.26	2.00	2.14	2.40	1.77

C1 cash costs per pound[b]	1.90	1.62	1.69	1.97	1.66

All-in sustaining costs per pound[b]	2.82	2.58	2.52	2.82	2.34

a.

For the three months and year ended December 31, 2019, royalties and production taxes include royalties of $8 million and $34 million, respectively (September 30, 2019: $5 million, 2018: $39 million and 2017: $38 million).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

c.

Cost of sales per pound related to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds sold from its equity method investments).

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)	For the three months ended
	12/31/19			9/30/19
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	104	80	22	57	49	24

Depreciation/amortization	(26)	(17)	(7)	(17)	(13)	(5)

Treatment and refinement charges	0	20	5	0	14	4

Less: royalties and production taxes[a]	0	(9)	0	0	(5)	0

By-product credits	0	0	(1)	0	0	(3)

Other	0	0	0	0	0	0

C1 cash cost of sales	78	74	19	40	45	20

Rehabilitation - accretion and amortization	4	3	0	0	2	0

Royalties and production taxes	0	9	0	0	5	0

Minesite exploration and evaluation costs	2	0	0	1	0	0

Minesite sustaining capital expenditures	16	37	7	7	37	4

Sustaining leases	3	0	0	0	0	0

Inventory write-downs	0	0	0	0	0	0

All-in sustaining costs	103	123	26	48	89	24

Pounds sold - consolidated basis (millions pounds)	40	36	15	26	24	15

Cost of sales per pound[b,c]	2.59	2.22	1.47	2.18	2.04	1.63

C1 cash costs per pound[b]	1.95	2.10	1.29	1.55	1.83	1.42

All-in sustaining costs per pound[b]	2.56	3.41	1.78	1.91	3.66	1.65

($ millions, except per pound information in dollars)						For the years ended December 31
	12/31/19			12/31/18			12/31/17

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	307	361	93	261	558	98	243	396	75

Depreciation/amortization	(86)	(100)	(27)	(59)	(170)	(19)	(55)	(83)	(17)

Treatment and refinement charges	0	80	19	0	125	19	0	144	14
Less: royalties and production taxes[a]	0	(35)	0	0	(39)	(5)	0	(38)	0

By-product credits	0	0	(9)	0	0	(6)	0	0	(5)

Other	0	(5)	0	0	(11)	0	0	0	0

C1 cash cost of sales	221	301	76	202	463	87	188	419	67

Rehabilitation - accretion and amortization	5	10	0	0	16	0	0	12	0

Royalties and production taxes[a]	0	35	0	0	39	5	0	38	0

Minesite exploration and evaluation costs	6	0	0	2	2	0	4	2	0

Minesite sustaining capital expenditures	34	166	15	49	154	17	58	123	23

Sustaining leases	3	2	0	0	0	0	0	0	0

Inventory write-downs	0	0	0	0	11	0	0	0	0

All-in sustaining costs	269	514	91	253	685	109	250	594	90

Pounds sold - consolidated basis (millions pounds)	125	169	61	103	222	57	113	253	39

Cost of sales per pound[b,c]	2.46	2.13	1.53	2.55	2.51	1.73	2.15	1.57	1.90

C1 cash costs per pound[b]	1.77	1.79	1.26	1.97	2.08	1.53	1.66	1.66	1.70

All-in sustaining costs per pound[b]	2.15	3.04	1.51	2.47	3.08	1.92	2.21	2.35	2.30

a.

For the three months and year ended December 31, 2019, royalties and production taxes include royalties of $8 million and $34 million, respectively (September 30, 2019: $5 million; 2018: $39 million and 2017: $38 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

c.

Cost of sales per pound applicable to copper is calculated using cost of sales including Barrick’s proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds sold (including Barrick’s proportionate share of copper pounds sold from its equity method investments).

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements;

•	Treatment and refining charges;

•	Export duties; and

•	Cumulative catch-up adjustment to revenue relating to Barrick’s streaming arrangements.

Starting with the MD&A, Barrick began adjusting for the cumulative catch-up adjustment to revenue relating to its streaming arrangements in its calculation of realized price. The prior periods have been restated to reflect this change. Barrick believes that this additional information will assist analysts, investors and other stakeholders of Barrick to better understand Barrick’s ability to generate revenue by excluding non-cash amounts from the calculation as they are not necessarily reflective of the underlying operating results for the periods presented.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick also excludes export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess its gold sales performance. For these reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/ pound information in dollars)	Gold		Copper		Gold			Copper

	For the three months ended				For the years ended

	12/31/19	9/30/19	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17	12/31/19	12/31/18	12/31/17

Sales	2,758	2,585	82	45	9,186	6,600	7,631	393	512	608

Sales applicable to non-controlling interests	(769)	(748)	0	0	(1,981)	(734)	(810)	0	0	0

Sales applicable to equity method investments[a,b]	139	140	147	100	543	0	0	492	442	427

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	1	2	3	0	0	0

Sales applicable to sites in care and maintenance[c]	(56)	(32)	0	0	(140)	(111)	(153)	0	0	0

Treatment and refinement charges	0	0	25	18	0	1	1	99	144	157

Export duties	0	0	0	0	0	(1)	0	0	0	0

Other[d]	22	0	0	0	22	12	0	0	0	0

Revenues – as adjusted	2,094	1,945	254	163	7,631	5,769	6,672	984	1,098	1,192

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,413	1,318	91	65	5,467	4,544	5,302	355	382	405

Realized gold/copper price per ounce/pound[e]	1,483	1,476	2.76	2.55	1,396	1,270	1,258	2.77	2.88	2.95

a.

Represents sales of $130 million and $505 million, respectively, for the three months and year ended December 31, 2019 (September 30, 2019: $133 million; 2018: $nil; 2017: $nil) applicable to Barrick’s 45% equity method investment in Kibali and $9 million and $39 million, respectively (September 30, 2019: $8 million; 2018: $nil; 2017: $nil) applicable to Barrick’s 40% equity method investment in Morila for gold. Represents sales of $110 million and $343 million for the three months and year ended December 31, 2019 (September 30, 2019: $66 million; 2018: $300 million; 2017: $325 million) applicable to Barrick’s 50% equity method investment in Zaldívar and $43 million and $168 million, respectively (September 30, 2019: $37 million; 2018: $161 million; 2017: $116 million) applicable to Barrick’s 50% equity method investment in Jabal Sayid.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.

c.

Figures exclude Pierina, Golden Sunlight and Morila starting in the third quarter of 2019, and Lagunas Norte starting in the fourth quarter of 2019 from the calculation of realized price per ounce, which are mining incidental ounces as they enter closure.

d.	Represents cumulative catch-up adjustment to revenue relating to Barrick’s streaming arrangements. Refer to note 2f to the Financial Statements for more information.

e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Acquisition/disposition gains/losses;

•	Foreign currency translation gains/losses;

•	Significant tax adjustments;

•	Unrealized gains/losses on non-hedge derivative instruments; and

•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate the Company’s underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of the Company’s performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of its core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, Barrick uses this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items that the Company adjusts for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of Barrick’s business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended		For the years ended
	12/31/19	9/30/19	12/31/19	12/31/18	12/31/17

Net earnings (loss) attributable to equity holders of the Company	1,387	2,277	3,969	(1,545)	1,438

Impairment charges (reversals) related to long-lived assets[a]	(566)	(872)	(1,423)	900	(212)

Acquisition/disposition (gains) losses[b]	(414)	(1,901)	(2,327)	(68)	(911)

(Gain) loss on currency translation	53	40	109	136	72

Significant tax adjustments[c]	74	35	34	742	244

Other (income) expense adjustments[d]	(845)	53	(687)	366	178

Unrealized gains (losses) on non-hedge derivative instruments	0	1	0	1	(1)

Tax effect and non-controlling interest[e]	611	631	1,227	(123)	68

Adjusted net earnings	300	264	902	409	876

Net earnings (loss) per share[f]	0.78	1.30	2.26	(1.32)	1.23

Adjusted net earnings per share[f]	0.17	0.15	0.51	0.35	0.75

a.

Net impairment reversals for the current year primarily relate to non-current asset reversals at Pueblo Viejo, partially offset by impairment charges at Pascua-Lama in the fourth quarter of 2019. This was further impacted by non-current asset reversals at Lumwana in the third quarter of 2019. Net impairment charges for 2018 primarily relate to non-current asset impairments at Lagunas Norte and non-current asset and goodwill impairments at Veladero.

b.

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Barrick’s 50% interest in Kalgoorlie in the fourth quarter of 2019 and the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines in the third quarter of 2019.

c.	Significant tax adjustments in 2018 primarily relate to the de-recognition of Barrick’s Canadian and Peruvian deferred tax assets.

d.

Other expense adjustments for the current year primarily relate to the gain on the de-recognition of the deferred revenue liability relating to Barrick’s silver sale agreement with Wheaton Precious Metals Corp. and the gain on a settlement of customs duty and indirect taxes at Lumwana, both occurring in the fourth quarter of 2019.

e.	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 20, 2020 in respect of the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018 and for each of the years then ended and the Company’s internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and the rules of the U.S. Securities and Exchange Commission.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities will be contained in the Company’s Management Information Circular and Proxy Statement expected to be dated March 27, 2020. As well, additional financial information is provided in the Company’s 2019 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2019 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

SCHEDULE “A” AUDIT & RISK COMMITTEE MANDATE

Purpose

1.    The purpose of the Audit & Risk Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (a) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (b) the Company’s internal controls over financial reporting; (c) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (d) the external auditor’s qualifications and independence; (e) the performance of the internal audit function and the external auditor; (f) the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and (g) the Company’s financial structure and investment and financial risk management programs generally.

2.    The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditor is responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3.    The Committee’s responsibilities include:

External Auditor

(a)

retaining and terminating, and/or making recommendations to the Board and the shareholders with respect to the retention or termination of an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditor that it is ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)

obtaining and reviewing an annual report prepared by the external auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)

evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditor’s independence) all relationships between the external auditor and the Company, including obtaining and reviewing an annual report prepared by the external auditor describing all relationships between the external auditor and the Company;

(e)	approving, or recommending to the Board for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditor prior to the commencement of the engagement;

(f)	reviewing with the external auditor the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditor;

Financial Reporting

(h)

reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(i)

reviewing and discussing with the external auditor the results of its reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditor’s activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)

reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly management’s discussion and analysis of financial and operating results prior to filing with securities regulatory authorities and delivery to shareholders;

(k)

reviewing and discussing with management and the external auditor the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as types of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)

reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assessing the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)

reviewing and discussing with management, the external auditor and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)

discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)

reviewing and discussing with management, the external auditor and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Enterprise Risks

(u)	reviewing:

(i)	the Company’s processes relating to enterprise risk management;

(ii)	the Company’s overall strategy relating to enterprise risks, including financial, regulatory, strategic and operational risks;

(iii)	the Company’s risk tolerance and its alignment with the Company’s strategic plans; and

(iv)	the design and implementation of policies and standards that provide for the monitoring of, and promote compliance with, legal and regulatory requirements;

(v)

at the request of the Board, reviewing and advising on the risk impact of any strategic decision or exposures to countries and key markets where the Company carries on business to ensure that they are in keeping with overall Company risk tolerances;

(w)	reviewing the Company’s material publicly filed disclosure relating to risk and risk management;

(x)	meeting as required with representatives of the Company’s various departments and/or external advisors to discuss the risks faced by the Company and the Company’s risk management activities;

Financial Matters

(y)	reviewing the policies underlying the financial plan of the Company to ensure its adequacy and soundness in providing for the Company’s operational and capital plans;

(z)	reviewing the Company’s debt and equity structure;

(aa)	reviewing proposed major financing activities;

(bb)	reviewing the method for financing proposed major acquisitions by the Company;

(cc)	reviewing the prepayment, redemption, acquisition or defeasance of any material issue of debt or equity;

(dd)	authorizing policies or procedures for entering into investments and reviewing investment strategies for the Company’s cash balances; and

(ee)	reviewing the Company’s financial risk management program, including any significant commodity, currency or interest rate hedging programs;

Other

(ff)	meeting separately, periodically, with each of management, the head of internal audit and the external auditor;

(gg)	reporting regularly to the Board and, where appropriate, making recommendations to management of the Company and/or to the Board;

(hh)	liaising with the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(ii)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance & Nominating Committee of the Board on an annual basis; and

(jj)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate.

Responsibilities of the Committee Chair

4.    The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities include:

(a)	working with the Executive Chairman and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)

liaising with the Chairs of the Compensation Committee and the Corporate Governance & Nominating Committee of the Board, as appropriate, on matters relevant to the Company’s management of enterprise risks;

(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5.    The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditor and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6.    The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7.    All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8.    Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”.(1) At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9.    If a Committee member simultaneously serves on the audit committee of more than two other public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

Meetings

10.    The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditor or the head of internal audit.

11.    The time and place of the meetings of the Committee, the calling of meetings and the procedure at such meetings shall be determined by the Chair of the Committee unless otherwise determined by the articles of the Company or by resolution of the Board, provided that all matters put forward for approval by the Committee shall be determined by majority vote.

(1)     For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.